Exhibit 99.2



Tuya Inc.

（於開曼群島註冊成立以不同投票權控制的有限責任公司）
（A company controlled through weighted voting rights
and incorporated in the Cayman Islands with limited liability）

股份代號 Stock Code: 2391

2022 ANNUAL REPORT 年度報告

CONTENTS

Company Information

EXECUTIVE DIRECTORS

Mr. WANG Xueji（王學集）
  (Co-chairman of the Board and
  chief executive officer of the Company)
Mr. CHEN Liaohan（陳燎罕）
  (Co-chairman of the Board)
Mr. YANG Yi（楊懿）
Ms. LIU Yao（劉堯）

NON-EXECUTIVE DIRECTOR

Ms. HONG Jing（洪婧）

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. HUANG Sidney Xuande（黃宣德）
Mr. QIU Changheng（邱昌恒）
Mr. KUOK Meng Xiong（郭孟雄）
  (alias GUO Mengxiong)
Mr. YIP Pak Tung Jason（葉栢東）

AUDIT COMMITTEE

Mr. HUANG Sidney Xuande（黃宣德）*(Chairman)*
Mr. QIU Changheng（邱昌恒）
Mr. KUOK Meng Xiong（郭孟雄）
  (alias GUO Mengxiong)

COMPENSATION COMMITTEE

Mr. WANG Xueji（王學集）
Mr. QIU Changheng（邱昌恒）*(Chairman)*
Mr. KUOK Meng Xiong（郭孟雄）
  (alias GUO Mengxiong)

NOMINATION COMMITTEE

Mr. CHEN Liaohan（陳燎罕）
Mr. QIU Changheng（邱昌恒）*(Chairman)*
Mr. KUOK Meng Xiong（郭孟雄）
  (alias GUO Mengxiong)

CORPORATE GOVERNANCE COMMITTEE

Mr. QIU Changheng（邱昌恒）*(Chairman)*
Mr. KUOK Meng Xiong（郭孟雄）
  (alias GUO Mengxiong)

JOINT COMPANY SECRETARIES

Mr. CHAI Xiaolang（柴曉浪）
Ms. TANG King Yin（鄧景賢）

AUTHORIZED REPRESENTATIVES

Ms. LIU Yao（劉堯）
Ms. TANG King Yin（鄧景賢）

HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS OF TUYA GROUP

Huace Center, Building A, 10/F
Xihu District, Hangzhou City
Zhejiang Province, 310012
China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

LEGAL ADVISORS

As to Hong Kong law and United States law
Davis Polk & Wardwell
10th Floor
The Hong Kong Club Building
3A Chater Road
Hong Kong

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
26/F-28/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17/F
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

PRINCIPAL BANKS

China Merchants Bank, Hangzhou Cheng Xi Branch
No. 488, Wen San Road
Xi Hu District, Hangzhou
Zhejiang, China

Industrial and Commercial Bank of China, Hangzhou Wu Lin Branch
No. 399, Ti Yu Chang Road
Xia Cheng District, Hangzhou
Zhejiang, China

Bank of China, Hangzhou High and New Technology Industrial Development Zone Branch
No. 390, Wen San Road
Xi Hu District, Hangzhou
Zhejiang, China

STOCK CODE

2391

NYSE STOCK TICKER

TUYA

COMPANY'S WEBSITE

ir.tuya.com

Safe Harbor Statement

This annual report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this annual report are only made as of April 26, 2023 (the "**date of this annual report**"), and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Four-Year Financial Summary

FINANCIAL HIGHLIGHTS FOR THE LAST FOUR YEARS ENDED DECEMBER 31, 2022

	Year ended December 31,			
	2022	2021	2020	2019
	(US$, in thousands)			
Revenue	**208,172**	302,076	179,874	105,789
Gross profit	**89,423**	127,867	61,937	27,786
Loss from operations	**(168,186)**	(183,560)	(69,846)	(73,440)
Net loss	**(146,175)**	(175,424)	(66,912)	(70,477)
Non-GAAP financial measures				
Loss from operations	**(168,186)**	(183,560)	(69,846)	(73,440)
Add: Share-based compensation expenses	**69,019**	66,089	9,446	5,220
Non-GAAP Loss from operations	**(99,167)**	(117,471)	(60,400)	(68,220)
Net loss	**(146,175)**	(175,424)	(66,912)	(70,477)
Add: Share-based compensation expenses	**69,019**	66,089	9,446	5,220
Non-GAAP Net loss	**(77,156)**	(109,335)	(57,466)	(65,257)
Assets				
Current assets	**1,023,366**	1,191,268	248,033	266,707
Non-current assets	**32,773**	56,882	19,290	12,697
Total assets	**1,056,139**	1,248,150	267,323	279,404
Liabilities				
Current liabilities	**81,282**	109,098	91,928	50,359
Non-current liabilities	**12,690**	25,391	6,395	5,471
Total liabilities	**93,972**	134,489	98,323	55,830
Mezzanine equity				
Total mezzanine equity	**–**	–	333,667	333,667
Shareholders' equity/(deficit)				
Total shareholders' equity/(deficit)	**962,167**	1,113,661	(164,667)	(110,093)

Note: For further information on non-GAAP financial measures, see the section headed "USE OF NON-GAAP FINANCIAL MEASURES" in this annual report.

Key Highlights

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2022

- **Total revenue** was US$208.2 million, down approximately 31.1% year-over-year (for the year ended December 31, 2021: US$302.1 million).

- **IoT platform-as-a-service** ("**PaaS**") **revenue** was US$152.9 million, down approximately 41.5% year-over-year (for the year ended December 31, 2021: US$261.4 million).

- **Software-as-a-service** ("**SaaS**") **and others revenue** was US$29.8 million, up approximately 60.6% year-over-year (for the year ended December 31, 2021: US$18.6 million).

- **Overall gross margin** for the Reporting Period increased to 43.0%, up 0.7 percentage point year-over-year (for the year ended December 31, 2021: 42.3%). Gross margin of IoT PaaS for the Reporting Period decreased to 41.1%, down 1.3 percentage points year-over-year (for the year ended December 31, 2021: 42.4%).

- **Operating expenses** for the Reporting Period were US$257.6 million, down approximately 17.3% year-over-year (for the year ended December 31, 2021: US$311.4 million). **Non-GAAP operating expenses** for the Reporting Period were US$188.6 million, down approximately 23.1% year-over-year (for the year ended December 31, 2021: US$245.3 million). **Operating margin** for the Reporting Period was negative 80.8%, down 20.0 percentage points year-over-year (for the year ended December 31, 2021: negative 60.8%). **Non-GAAP operating margin** for the Reporting Period was negative 47.6%, down 8.7 percentage points year-over-year (for the year ended December 31, 2021: negative 38.9%).

- **Net cash used in operating activities** for the Reporting Period was US$70.7 million, down approximately 44.0% year-over-year (for the year ended December 31, 2021: US$126.1 million).

- **Total cash, cash equivalents, and short-term investments** were US$954.3 million as of December 31, 2022 compared to US$1.07 billion as of December 31, 2021.

- **Total shares repurchased in the form of ADSs and Class A ordinary shares** amounted to approximately 25.8 million for a total consideration of approximately US$112.8 million as of December 31, 2022.

For further information on non-GAAP financial measures, see the section headed "Use of Non-GAAP Financial Measures" on page 70 of this annual report.

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2022

- **IoT PaaS customers**[1] for the year ended December 31, 2022 were approximately 5,100 (the year ended December 31, 2021: 5,500). Total customers for the year ended December 31, 2022 were approximately 7,600 (the year ended December 31, 2021: 8,400).

- **Premium IoT PaaS customers**[2] for the trailing 12 months ended December 31, 2022 were 263 (the trailing 12 months ended December 31, 2021: 311). In the year ended December 31, 2022, the Group's premium IoT PaaS customers contributed approximately 81.7% (the year ended December 31, 2021: 88.6%) of IoT PaaS revenue.

- **Dollar-based net expansion rate** ("**DBNER**")[3] of IoT PaaS for the trailing 12 months ended December 31, 2022 was 51% (the trailing 12 months ended December 31, 2021: 153%).

- **Registered IoT device and software developers**, or registered developers, were over 708,000 as of December 31, 2022, up 38.8% from approximately 510,000 developers as of December 31, 2021.

[1]   The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

[2]   The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

[3]   The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group's DBNER may change from period to period, due to a combination of various factors, including changes in the customers' purchase cycles and amounts and the Group's customer mix, among other things. DBNER indicates the Group's ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Business Review and Outlook

OVERVIEW

We have pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service. Through our IoT cloud development platform, we deliver a variety of offerings. Our IoT PaaS offering enables businesses, including original equipment manufacturer and brands, and developers to develop, launch, manage and monetize software-enabled smart devices and services. Our Industry SaaS offering enables businesses to deploy, connect, and manage large numbers and different types of smart devices. We also offer businesses, developers and end users a diverse range of cloud-based value-added services to improve their ability to develop and manage IoT experiences. Through our IoT cloud development platform, we have enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Our offerings enable customers across a broad range of industry verticals, such as smart home, smart business, healthcare, education, agriculture, outdoors and sport, and entertainment. We have cultivated a large and diversified customer base, primarily including brands, OEMs, industry operators and system integrators. Starting from the end of 2021, we have been strategically optimizing our customer base to focus more on key account enterprises. In 2022, we served approximately 7,600 customers and our IoT platform empowered approximately 3,900 brands to develop their smart devices, including leading brands and enterprises such as Calex, Philips, Schneider Electric, Danfoss, Sharp, Telkom Indonesia, Honeywell. Our IoT PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in approximately 2,700 categories.

We are the largest IoT PaaS provider in the global market of IoT PaaS in terms of the volume of smart devices powered in 2021, according to CIC. According to the same source, we ranked the first with a market share in the global market of IoT PaaS for smart home and smart business in terms of revenue in 2021. We have established a large and active community of approximately 708,000 registered IoT device and software developers as of December 31, 2022.

BUSINESS REVIEW

We were able to scale our business rapidly during 2019 to 2021 by leveraging our strong software and robust platform-based delivery capabilities. Our revenues were US$105.8 million, US$179.9 million and US$302.1 million, respectively, in 2019, 2020 and 2021, representing an average CAGR growth of approximately 69%. However, we experienced a decrease in our revenue in 2022, primarily due to the persistent supply-demand mismatch in the global consumer electronics sector which is, in turn, due to a combination of multiple factors, including rising shipping costs, supply chain disruptions and rising global inflation, foreign exchange rate fluctuation, among others.

According to industry consultant CIC, global shipments of consumer electronics IoT products, i.e., smart home products, are expected to have decreased by 7% in 2022 versus 2021. We saw businesses, including from upstream chipmakers to downstream, for example, brands and retail channels, struggling and adjusting. Our customers are increasingly conservative, resulting in low visibility into near-term demand trends. During holiday sales season in the fourth quarter of 2022, Mastercard SpendingPulse said that United States retail sales of electronics declined by 5.3% year over year, compared to the 16.2% increase during the same period in 2021.



Each consumer is weighing their spending options, looking for ways to navigate the inflationary environment, particularly considering the significant impact of inflation on necessities such as food, fuel, and accommodation as purchasing products with immediate practical value or high cost-effectiveness is especially important for everyone. Consequently, consumers, brand owners, and retailers continue to adjust under high inflation to find a new equilibrium. In terms of downstream inventory, major online and offline retailers have been consistently destocking. On the brand side, numerous consumer electronics brands have adopted conservative inventory and procurement strategies in 2022. This involves temporarily suspending or decreasing orders to upstream suppliers due to uncertain sell-out, resulting in significant performance pressure and fluctuations on upstream enterprises such as Tuya.

However, these challenges are leading other IoT players to rethink their positioning and transform their strategies. Certain technology enterprises who are engaged in business similar to our IoT PaaS business announced the termination of their IoT platform services. Furthermore, we have noticed that some private IoT intelligent service providers are seeking to sell their companies due to financial constraints. In contrast, we had a net cash balance of over $950 million at the end of 2022. As an R&D-driven, asset-light technology company, we have no interest-bearing debt, bank loans, or any long-term asset capital commitments, reflecting our strong capital positions.

Taking a long-term perspective and looking at the industry landscape, we are confident about the future growth prospects for IoT. According to a recent comprehensive analysis of the data from Euromonitor, CIC, BCG and other well-known research institutions, the current average penetration rate of IoT-enabled devices is at a relative low level. Technologies will certainly continue to evolve and further integrate into people's daily lives as economies and society grows. History demonstrates that people consistently strive to improve their lives through ongoing competition and innovation. Once the penetration of a new technology reaches a certain initial level, it typically takes a period of time to achieve the next breakthrough point for a significant change. EVs serve as a prime example. Moreover, the IoT consumer electronics industry is highly fragmented, presenting both a challenge and an opportunity to build competitive barriers.

Amidst a backdrop of emerging industry opportunities and an increasingly favorable competitive landscape for us, we are primarily focused on three areas to navigate the industry cycles in 2023:

- We are committed to our IoT developer platform model. We will gradually iterate and enhance our business model in stages, expanding from the consumer sector to the commercial sector, and eventually reaching various industry sectors.

- We will try to boost the growth and penetration rate of our key product categories through collaborations with upstream and downstream partners and ecosystem partners, implementation of our "sales triangle" model, and ongoing technology iterations of these key product categories.

- We officially released Cube Smart Private Cloud ("**Cube**") in early 2022, which complements our existing IoT PaaS product system and enables us to address the need for large-scale conglomerates for building their autonomous and controllable IoT platforms. We will continue to use Cube to gain long-term collaboration opportunities with large key account global customers.

Business Review and Outlook

Admittedly, industry headwinds are also placing greater demands on business execution, operational efficiency management, and team development. We responded to macroeconomic adversity with a series of cost control and efficiency improvement measures. These measures spanned from product offerings to operating procedures and to efficiency improvements, enabling us to sustain a 43% gross margin while narrowing the non-GAAP net loss by 29.4% year-over-year from US$109.3 million in 2021 to $77.2 million in 2022. Net cash used in operating activities was US$70.7 million in full year 2022, which was down approximately 44.0% compared to US$126.1 million in 2021. These improvements reflect our determination and confidence in the long-term growth prospects of the industry. We have also repurchased a total of over $53 million shares in 2021, and then repurchased a total of over $59 million shares in 2022.

As part of our efforts to navigate the downturn, we are actively reallocating our resources, refining our customer base, investing in promising new product lines, and optimizing operating costs and expenses. We believe these efforts will enable us to emerge with an improved customer base and a more efficient operational structure when the macro environment recovers.

OUTLOOK

The global consumer discretionary industry and consumer spending are still expected to continue to face a range of challenges in 2023, including, among other things, a decline or continued weakness in different regions in the general economic conditions, global high inflation, inventory backlog experienced by players such as smart device manufacturers, brands and retail channels in the supply chain, fluctuations in foreign exchange rates, geopolitical tensions and conflicts.

Currently, downstream enterprises are expected to have varying perceptions after nearly two quarters of industry-wide destocking efforts. Some brands in specific verticals, such as small home appliances, believe that the inventory pressure has somewhat eased, while general brands indicate that inventory pressure remains high, and they need to continue monitoring the situation.

The Group will continue to make efforts to monitor the uncertainties caused by such challenges, and despite these challenges, the Group remains confident in its long-term growth prospects and stays committed to iterating its products and services, further enhancing its software and embedded hardware capabilities, expanding customer base, diversifying revenue streams, and further optimizing operating efficiency.

COVID-19

During the year ended December 31, 2022, due to changes in COVID-19 situation and its related public preventive measures, the Group's selling, marketing and operating activities across the global as well as and the delivery and acceptance by customers of the Group's products have been affected.

Save as disclosed otherwise in this annual report, all other operations of the Company have been conducted as normal as of the date of this annual report. The Group will continue to, on a rolling basis, review its contingency measures as the COVID-19 situation evolves.

Management Discussion and Analysis

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue

Total revenue decreased by 31.1% to US$208.2 million in 2022 from US$302.1 million in 2021, mainly due to the decrease in IoT PaaS revenue, partially offset by the increase in smart device distribution revenue and SaaS and others revenue.

- IoT PaaS revenue decreased by 41.5% to US$152.9 million in the year ended December 31, 2022 from US$261.4 million in the same period of 2021, primarily because the Group's customers have become more prudent and conservative in their purchases as the increasing inflation globally, especially in North America and Europe, resulted in weakened discretionary consumer spending. In addition, revenue was adversely impacted by heavy inventory backlog in the supply chain caused by the mismatch in supply and demand in the consumer discretionary sector amid such continued inflation, which is expected to be consumed by the downstream over time. Moreover, foreign exchange rate fluctuations negatively impacted the Group's IoT PaaS revenue in the year by 2.4 percentage points, and the change in COVID-19 situation and its related public prevention policy during the year also has affected the Group's selling, marketing and operating activities across the globe. As a result of these factors, the Group's DBNER of IoT PaaS for the trailing 12 months ended December 31, 2022 decreased to 51% compared to previous periods.

- SaaS and others revenue increased by 60.6% to US$29.8 million in the year ended December 31, 2022 from US$18.6 million in the same period of 2021, sustaining a strong year-over-year growth momentum. During the year, the Group continued to making efforts in offer value-added services and various software products with strong value proposition to its customers.

- Smart device distribution revenue in 2022 increased by 14.9% to US$25.4 million from US$22.2 million in 2021. The Group offers smart device distribution mainly to save customers (primarily brands, system integrators and industry operators who demand and purchase finished smart devices) from dealing with multiple OEMs. Changes in the Group's smart device distribution revenue between periods are primarily attributable to the varying timing and amounts of customer demands and purchases.

Management Discussion and Analysis

Cost of revenue

Cost of revenue decreased by 31.8% to US$118.7 million in the year ended December 31, 2022 from US$174.2 million in the same period of 2021, in line with the decrease in total revenue.

Gross profit and gross margin

Total gross profit decreased by 30.1% to US$89.4 million in the year ended December 31, 2022 from US$127.9 million in the same period of 2021 and gross margin increased to 43.0% in the year ended December 31, 2022 from 42.3% in the same period of 2021.

- IoT PaaS gross margin was 41.1% in the year ended December 31, 2022, down 1.3 percentage points compared to 42.4% in the same period of 2021, primarily due to a negative 2.4 percentage points impact caused by an accrual of US$3.7 million in inventory allowance of certain slow-moving IoT chips and raw materials in relation to the IoT PaaS business during the year. Excluding inventory allowance impacts, the Group's effective implementation of its business management and efficiency improvement initiatives ensured a steady gross margin of IoT PaaS business during the year.

- SaaS and others gross margin was 79.0% in the year ended December 31, 2022, compared to 73.7% in the same period of 2021, mainly due to changes in the mix of services.

- Smart device distribution gross margin was 11.6% in the year ended December 31, 2022, compared to 14.9% in the same period of 2021.

Operating expenses

Operating expenses decreased by 17.3% to US$257.6 million in the year ended December 31, 2022 from US$311.4 million in the same period of 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, decreased by 23.1% to US$188.6 million in the year ended December 31, 2022 from US$245.3 million in the same period of 2021. Share-based compensation expenses were US$69.0 million in the year ended December 31, 2022, compared to US$66.1 million in the same period of 2021.

- Research and development expenses in the year ended December 31, 2022 were US$144.9 million, down 16.8% from US$174.3 million in the same period of 2021, primarily because of the strategic streamlining of the Group's research and development team to drive operational efficiency and focus more on pursuing strategies of better balancing the business growth and timeline to profitability (but partially offset by the accompanying one-off additional costs of a US$7.3 million relating to headcount optimization). The Group's total salaried research and development headcount as of December 31, 2022 was 1,313, down 48.7% compared to that of December 31, 2021.

- Sales and marketing expenses were US$55.7 million in the year ended December 31, 2022, down 26.2% from US$75.4 million in the same period of 2021, primarily because of (i) the strategic streamlining of the sales and marketing team, and (ii) the decrease in marketing spending due to COVID-19 and the Group's efforts to control expenditures and improve sales and marketing efficiency.

- General and administrative expenses were US$67.5 million in the year ended December 31, 2022, down 5.7% from US$71.6 million in the same period of 2021, primarily due to the Group's efforts to control professional expenditure and operating overheads, partially offset by an increase in share-based compensation expenses from US$44.8 million in 2021 to US$47.5 million in 2022.

- Other operating incomes, net were US$10.5 million in the year ended December 31, 2022, primarily due to receipts of software value-added tax refund and various general subsidies for enterprises.

Management Discussion and Analysis

Loss from operations and operating margin

Loss from operations was US$168.2 million in the year ended December 31, 2022, narrowed by 8.4% compared to US$183.6 million in the same period of 2021. Non-GAAP loss from operations was US$99.2 million in the year ended December 31, 2022, narrowed by 15.6% compared to US$117.5 million in the same period of 2021.

Operating margin was negative 80.8% in the year ended December 31, 2022, down 20.0 percentage points from negative 60.8% in the same period of 2021. Non-GAAP operating margin was negative 47.6% in the year ended December 31, 2022, down 8.7 percentage points from negative 38.9% in the same period of 2021. The changes in the operating margin are mainly because the Group's total revenue declined at a faster pace than operating expenses.

For further information on non-GAAP financial measures discussed above, see the section headed "Use of Non-GAAP Financial Measures" on page 70 of this annual report.

Net loss and net margin

Net loss was US$146.2 million in the year ended December 31, 2022, narrowed by 16.7% compared to US$175.4 million in the same period of 2021. Non-GAAP net loss was US$77.2 million in the year ended December 31, 2022, narrowed by 29.4% compared to US$109.3 million in the same period of 2021. The differences between loss from operation and net loss in 2022 was primarily because of a US$18.5 million financial income achieved mainly due to well implemented treasury strategies on the Group's cash and deposits recorded as short-term investments.

Net margin was negative 70.2% in the year ended December 31, 2022, down 12.1 percentage points from negative 58.1% in the same period of 2021, and non-GAAP net margin was negative 37.1% in the year ended December 31, 2022, down 0.9 percentage point from negative 36.2% in the same period of 2021, primarily due to the same reason as that of changes in operating margin.

For further information on non-GAAP financial measures discussed above, see the section headed "Use of Non-GAAP Financial Measures" on page 70 of this annual report.

Basic and diluted net loss per ADS

Basic and diluted net loss per ADS were US$0.26 in the year ended December 31, 2022, compared to US$0.36 in the same period of 2021. Each ADS represents one Class A ordinary share of the Company. Non-GAAP basic and diluted net loss per ADS in the year ended December 31, 2022 were US$0.14, compared to US$0.22 in the same period of 2021.

For further information on non-GAAP financial measures discussed above, see the section headed "Use of Non-GAAP Financial Measures" on page 70 of this annual report.

Cash and cash equivalents, and short-term investments

Cash and cash equivalents, and short-term investments were US$954.3 million as of December 31, 2022, up US$8.4 million from US$945.9 million quarter over quarter, which the Group believes are sufficient to meet its liquidity and working capital needs.

Net cash used in operating activities

Net cash used in operating activities was US$70.7 million in the year ended December 31, 2022, or 33.9% of total revenue, compared to US$126.1 million of net cash used in operating activities, or 41.7% of total revenue in the same period of 2021. The net cash used in operating activities in 2022 decreased mainly due to the decrease in operating expenses, particularly employee related costs, and working capital changes in the ordinary course of business.

Management Discussion and Analysis

Dual primary listing in Hong Kong

On July 4, 2022, Eastern Time (July 5, 2022, Hong Kong Time), Tuya successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under the stock code "2391" and the stock short name of "TUYA-W". The Company issued 7,300,000 Class A ordinary shares in the Listing (no Class A ordinary shares issued during the stabilization period in connection with the global offering), and a total of 578,546,560 ordinary shares were in issue immediately upon the Listing and after the end of stabilization period.

Since the Listing Date and up to December 31, 2022, the Company has not made any issue of equity securities for cash.

LIQUIDITY AND CAPITAL RESOURCES

The Group has been incurring losses from operations since inception. The Group incurred net losses of US$146.2 million and US$175.4 million for the year ended December 31, 2022 and 2021, respectively. Accumulated deficit amounted to US$514.1 million as of December 31, 2022. Net cash used in operating activities was approximately US$70.7 million and US$126.1 million for the year ended December 31, 2022 and 2021, respectively.

The Group's liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group's ability to continue as a going concern is dependent on management's ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on NYSE and the exercise of the over-allotment option by underwriters, the Company received the net proceeds, after deducting the underwriting discounts and commissions, fees and estimated offering expenses, of US$904.7 million. On July 5, 2022, the Company successfully completed the dual primary listing of its Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange. In connection with the Listing, 7,300,000 new Class A Ordinary Shares of the Company were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the Global Offering, after deducting the underwriting fees and commissions, with no over-allotment option exercised, were approximately HK$70.0 million.

As of December 31, 2022, the balance of cash and cash equivalents and short-term investments was US$954.3 million (as of December 31, 2021: US$1,066.1 million).

INTEREST-BEARING BANK AND OTHER BORROWINGS

As of December 31, 2022, the Group did not have any interest-bearing bank and other borrowings.

PLEDGE OF ASSETS

As of December 31, 2022, the Group did not have any pledge of assets.

GEARING RATIO

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2022, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2021: nil).



Management Discussion and Analysis

MATERIAL INVESTMENTS

For the year ended December 31, 2022, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of December 31, 2022) except for time deposits of US$818.9 million presented as short-term investment. As of December 31, 2022, the Group did not have other plans for material investments and capital assets.

CAPITAL EXPENDITURE COMMITMENTS

As of December 31, 2022, the Group did not have any capital expenditure commitments.

CONTINGENT LIABILITIES

As of December 31, 2022, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not conduct any material acquisitions and disposals for the year ended December 31, 2022.

RISK MANAGEMENT

Foreign Exchange Risk

The Group's revenues are predominantly denominated in RMB and a substantial portion of the Group's expenses are also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group's other subsidiaries and VIE is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group's revenue presented in U.S. dollars will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of December 31, 2022, the Group did not hold any financial instruments for hedging purposes; neither did it hold any foreign currency investment hedged by currency borrowings nor other hedging instruments.

Interest Rate Risk

The Group's exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group's future interest income may be lower than expected due to changes in market interest rates.

Management Discussion and Analysis

EMPLOYEES AND REMUNERATION POLICIES

The following table sets forth the breakdown of the Group's salaried employees by function as of December 31, 2022:

Function	Number of Employees
Research and development	1,313
Sales and marketing	384
General and administrative, and others	138
Total	**1,835**

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company's corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group's employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages based on their performance, measured against specified objective criteria and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program effective on December 23, 2022, aiming to promote healthy work and healthy life of employees.

During the Reporting Period, in respect of pension schemes, no forfeited contributions had been used by the Group to reduce the existing level of contributions.

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2022.

DIRECTORS

The Directors who held office during the Reporting Period and up to the date of this report are:

Executive Directors

Mr. WANG Xueji (王學集) *(Co-chairman of the Board and chief executive officer of the Company)*
Mr. CHEN Liaohan (陳燎罕) *(Co-chairman of the Board)*
Mr. YANG Yi (楊懿)
Ms. LIU Yao (劉堯)

Non-executive Director

Ms. HONG Jing (洪婧)

Independent non-executive Directors

Mr. HUANG Sidney Xuande (黃宣德)
Mr. QIU Changheng (邱昌恒)
Mr. KUOK Meng Xiong (郭孟雄) *(alias GUO Mengxiong)*
Mr. YIP Pak Tung Jason (葉栢東)

Mr. Jeffrey Robert IMMELT, Ms. Carmen I-Hua CHANG, Mr. Scott David SANDELL and Ms. GAO Qing (高青) previously served as directors of the Company. Each of Mr. Jeffrey Robert IMMELT, Ms. Carmen I-Hua CHANG and Mr. Scott David SANDELL resigned from their respective directorships with effect prior to the date of the Prospectus. Ms. GAO resigned from her directorship with the Company with effect upon Listing.

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" of this annual report.

GENERAL INFORMATION

The Company was incorporated under the laws of the Cayman Islands on August 28, 2014 as an exempted company with limited liability. The Company's ADSs, each of which represents one Class A Ordinary Share, were listed on NYSE under the symbol of "TUYA" on March 18, 2021. The Company's Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange under the stock code "2391" and stock short name "TUYA-W".

PRINCIPAL ACTIVITIES

The Group is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. The Company has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including platform-as-a-service (PaaS) and Software-as-a-service (SaaS), to business and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices. Analysis of the principal activities of the Group during the year ended December 31, 2022 is set out in Note 1 to the consolidated financial statements in this annual report.

Directors' Report

Substantially all of the Group's operating assets are located in the PRC and substantially all of the Group's revenue and operating profits are derived from the PRC during the Reporting Period. Accordingly, no segment analysis based on geographical locations is provided.

BUSINESS REVIEW

The discussions in the section headed "Business Review and Outlook" of this annual report regarding, among others, a fair review of the Company's business and an indication of likely future development of the Company's business as required by Schedule 5 to the Companies Ordinance, form part of this Directors' report.

KEY RELATIONSHIP WITH STAKEHOLDERS

The Group recognizes that various stakeholders including employees, customers, suppliers and others are key to the Group's success. The Group strives to achieve corporate sustainability through engaging, collaborating, and cultivating strong relationships with them. An account of the Company's key relationships with its employees, customers and suppliers and others that have a significant impact on the Company is set out in the environmental, social and governance report of the Company (the "**ESG Report**").

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. Details of such have been set out in the ESG Report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as disclosed in the Prospectus and ESG Report, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group.

CONNECTED TRANSACTIONS

During the year ended December 31, 2022, save as disclosed in this annual report, no related party transaction disclosed in Note 21 to the consolidated financial statements or any other transaction falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required. During the Relevant Period, the Company has complied with Chapter 14A of the Listing Rules as required.

Partially-Exempt Continuing Connected Transactions under Cloud Services and Technical Services Framework Agreement

On June 14, 2022, we have entered into a cloud services and technical services framework agreement with Tencent Cloud (the "**Cloud Services and Technical Services Framework Agreement**"), pursuant to which Tencent Cloud will provide us with cloud services and other cloud-related technical services including but not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and AI and other products and services.

The initial term of the Cloud Services and Technical Services Framework Agreement commenced from June 1, 2022 and will expire on December 31, 2024, subject to negotiation at renewal with mutual consent and in compliance with the Listing Rules.

Tencent Cloud is a wholly-owned subsidiary of Tencent, a substantial shareholder of the Company. Immediately after the Global Offering and as at the date of this report, Tencent (through the Class A Ordinary Shares held by Tencent Mobility Limited and the Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited) held more than 10% of the voting rights of the Company, on the basis that each Share entitle the Shareholder to one vote per Share with respect to shareholder resolutions relating to Reserved Matters. Therefore, Tencent is a connected person of the Company. Since the highest of the applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of such transactions will exceed 0.1% but will be lower than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, the transactions contemplated under the Cloud Services and Technical Services Framework Agreement will be exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules, but will be subject to reporting, annual review and announcement requirements. The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the announcement requirement under Rule 14A.35 of the Listing Rules pursuant to Rule 14A.105 of the Listing Rules, for so long as the Shares are listed on the Hong Kong Stock Exchange.

Further details of the Cloud Services and Technical Services Framework Agreement and the transactions contemplated thereunder are set out in the section headed "Connected Transactions" in the Prospectus.

During the year ended December 31, 2022, the amount of service fees charged under the Cloud Services and Technical Services Framework Agreement was approximately RMB11.3 million (RMB10.7 million excluding tax).

During the year ended December 31, 2022, the Company has followed the pricing policies and guidelines for each of the Cloud Services and Technical Services Framework Agreement disclosed in the Prospectus when determining the price and terms of such transactions conducted. The Directors are of the view that the Company's internal control procedures are adequate and effective to ensure that transactions are so conducted.

Non-Exempted Continuing Connected Transactions under Contractual Arrangements

Background for the Contractual Arrangements

During the Reporting Period, we conducted our value-added telecommunication services through our Consolidated Affiliated Entities in the PRC, as value-added telecommunication services are subject to foreign investment restriction in accordance with the Negative List is the Special Administrative Measures for Foreign Investment Access (Negative List 2021)《外商投資准入特別管理措施(負面清單) (2021年版)》(the "**Negative List (2021)**") and other applicable PRC laws, and it is not viable for the Group to hold Hangzhou Tuya Technology directly through equity ownership.

Therefore, in order for the Group to effectively control and enjoy the entire economic benefits of Hangzhou Tuya Technology, a series of Contractual Arrangements have been entered into among Tuya Information, Hangzhou Tuya Technology, and the Registered Shareholders on December 23, 2014, first amended and restated on August 23, 2019 (as applicable), and further amended and restated on January 19, 2022. The Contractual Arrangements enable the Group to (i) receive substantially all of the economic benefits from Hangzhou Tuya Technology in consideration for the services provided by Tuya Information to Hangzhou Tuya Technology; (ii) exercise effective control over Hangzhou Tuya Technology; and (iii) hold an exclusive option to purchase the equity interests and assets in Hangzhou Tuya Technology to the extent permitted by PRC law.

Directors' Report

Other than the Contractual Arrangements described in this annual report, there was no other new contractual arrangement entered into, renewed or reproduced during the year ended December 31, 2022. Save as disclosed herein or in the Prospectus, there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted for the year ended December 31, 2022. As of December 31, 2022, none of the Contractual Arrangements has been terminated as none of the restrictions that led to the adoption of the Contractual Arrangements has been removed.

PRC laws and regulations

According to the Negative List (2021), the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%.

According to Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business《工業和信息化部關於開放在線數據處理與交易處理業務(經營類電子商務)外資股比限制的通告》, the shareholding percentage of a foreign investor in enterprises engaged in online data processing and transaction processing businesses (operational e-commerce) is not subject to any restriction, other conditions or requirements for approval and the approval procedures shall follow the requirements under the FITE Regulations (as defined below). The principal business of Hangzhou Tuya Technology involves provision of online platform for connecting OEMs and brands, which is an electronic data interchange business (the "**EDI Business**"), and constitutes commercial value-added telecommunication business under the applicable PRC laws and thus a value-added telecommunication business operation license for online data processing and transaction processing services (增值電信業務經營許可證)(在線數據處理與交易處理業務) (the "**EDI License**") is required. Hangzhou Tuya Technology currently holds the EDI License issued by Zhejiang Communications Administration (浙江省通信管理局). Hangzhou Tuya Technology currently also holds value-added telecommunication business operation license for provision of information services (other than internet information services) (增值電信業務經營許可證) (信息服務業務, 不含互聯網信息服務) (the "**SP License**"). The Group was planning to engage in the business of publishing and delivering information through mobile platform, which requires a SP License, and therefore applied for such license. Eventually, the Group did not pursue with such business plan after obtaining the SP License in January 2019. As at the date of this report, Hangzhou Tuya Technology has not engaged in or is conducting any business which requires the SP License.

Article 6 of the Interpretation Note of the Negative List (2021) (the "**Article 6**") provides that, where a domestic enterprise engaged in the business in the prohibited areas of the Negative List (2021) seeks to issue and list its shares overseas, it shall complete the examination process and obtain approval of the relevant competent authorities of the State, the foreign investor shall not participate in the operation and management of the enterprise, and its shareholding percentage shall be subject to the relevant provisions on the administration of domestic securities investment by foreign investors. On January 18, 2022, the National Development and Reform Commission of the PRC held a press conference to further clarify the position of Article 6, during which the spokesman made it clear that Article 6 shall only be applying to the situations where domestic enterprises were seeking a direct overseas issuance and listing (i.e. H-shares listing). The Article 6 is not applicable to the Group and the Group is not required to complete any examination procedures and/or obtain approval from the relevant competent authorities of the State under the Article 6 for the reasons as follows: (i) the Group's businesses under the Contractual Arrangements are subject to foreign investment restriction rather than prohibition in accordance with the Negative List (2021); and (ii) according to the Administrative Provisions and the Filing Measures, the Global Offering constitute an indirect overseas issuance and listing rather than a direct overseas issuance and listing.

Requirements under the FITE Regulations

On December 11, 2001, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises 《外商投資電信企業管理規定》 (the "**FITE Regulations**"), which were amended on September 10, 2008, February 6, 2016 and March 29, 2022. The FITE Regulations were newly amended and currently lack clear, specific and updated guidance thereunder for foreign-invested enterprises to apply for the value-added telecommunication business operation license, such as whether they should satisfy any regulatory requirements (the "**Regulatory Requirements**") of the competent authorities in practice.

According to verbal consultations with the officers of Zhejiang Communications Administration, the relevant competent government authority, on December 10, 2021 and December 17, 2021, respectively, who confirmed that, in the case of the Company, regulatory authority would not approve or permit its foreign-invested entities (including wholly owned foreign investment entities and sino-foreign jointly-owned entities) to engage in the EDI Business even if it generally meets the eligibility standards under the related PRC laws and regulations. Thus the Company is of the view that the Contractual Arrangements are narrowly tailored and the Group is therefore required to carry out its value-added telecommunication services through the Contractual Arrangements.

The Group will remain abreast of any regulatory developments, including but not limited to making periodic inquiries to relevant PRC authorities to understand any new regulatory development, and continuously assess whether we meet the Regulatory Requirements (if any), with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the prevailing PRC Laws.

Further details of relevant PRC laws and regulations are set out in the section headed "Contractual Arrangements – PRC Laws and Regulations Relating to Foreign Ownership Restrictions" in the Prospectus.

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks

We believe that the following risks are associated with the Contractual Arrangements. Further details of these risk factors are set out in the section headed "Risk Factors – Risks Related to Our Corporate Structure and the Contractual Arrangements" in the Prospectus.

- If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the Consolidated Affiliated Entity.

- We rely on Contractual Arrangements with our Consolidated Affiliated Entity and the Registered Shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition.

- Any failure by our Consolidated Affiliated Entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.

- The Registered Shareholders may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

Directors' Report

- Contractual arrangements we have entered into with our Consolidated Affiliated Entity may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

- We may lose the ability to use and benefit from assets held by our Consolidated Affiliated Entity that are material or supplementary to the operation of our business if our Consolidated Affiliated Entity goes bankrupt or becomes subject to dissolution or liquidation proceeding.

- Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed below, is designed to mitigate these risks. Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i) major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii) our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii) our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports;

(iv) our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOE and our Consolidated Affiliated Entity to deal with specific issues or matters arising from the Contractual Arrangements;

(v) since the Contractual Arrangements will constitute continuing connected transactions of our Group following the completion of the Global Offering, our Company has applied to the Hong Kong Stock Exchange, and the Hong Kong Stock Exchange has agreed to grant a waiver, details of which are set out in the section headed "Connected Transactions" in this prospectus. Our Company will comply with the conditions prescribed by the Hong Kong Stock Exchange under the waiver given; and

(vi) our Group will adjust or unwind (as the case may be) the Contractual Arrangements as soon as practicable to hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants the relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.

Summary of the material terms of the Contractual Arrangements

Exclusive Business Cooperation Agreement

Under the amended and restated exclusive business cooperation agreement between our Consolidated Affiliated Entity and the WFOE (the "**Exclusive Business Cooperation Agreement**"), in exchange for a service fee, payable on regular basis, our Consolidated Affiliated Entity agreed to engage the WFOE as its exclusive provider of technical support, consulting services and other services on exclusive basis in relation to the business conducted by our Consolidated Affiliated Entity currently and any time, including but not limited to: (i) licensing our Consolidated Affiliated Entity to use any software legally owned by the WFOE; (ii) development, maintenance and update of software involved in our Consolidated Affiliated Entity's business; (iii) design, installation, daily management, maintenance and updating of network system, hardware and database design; (iv) technical support and training for employees of our Consolidated Affiliated Entity; (v) assisting our Consolidated Affiliated Entity in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign-owned enterprises are prohibited from conducting under PRC law); (vi) providing business management consultation for our Consolidated Affiliated Entity; (vii) providing marketing and promotion services for our Consolidated Affiliated Entity; (viii) providing customer order management and customer services for our Consolidated Affiliated Entity; (ix) leasing of equipment or properties; and (x) other services requested by our Consolidated Affiliated Entity from time to time to the extent permitted under PRC law.

Under the Exclusive Business Cooperation Agreement, the service fee shall consist of management fee and fee for services provided, which shall be determined by the WFOE after considering the complexity and difficulty of the services, the title of and time consumed by employees providing the services, the contents and value of the services, the market price of the same type of services, and the operation conditions of our Consolidated Affiliated Entity. The aggregate amount of the service fee equals to the balances of the total income deducting cost and taxes (excluding enterprise income tax) as well as other fees reserved or withdrawn according to the requirements of laws and regulations. If the WFOE transfers technology to our Consolidated Affiliated Entity or develops software or other technology as entrusted by our Consolidated Affiliated Entity or leases equipment or properties to our Consolidated Affiliated Entity, the technology transfer price, development fees or rent shall be determined by the parties based on the actual situations. The WFOE shall calculate the service fee by phases (which shall be determined by the WFOE) and issue corresponding bills and notices to our Consolidated Affiliated Entity. Our Consolidated Affiliated Entity must make the payment to the WFOE within ten business days of receiving such notices.

In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Business Cooperation Agreement, our Consolidated Affiliated Entity shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated under the Exclusive Business Cooperation Agreement.

The Exclusive Business Cooperation Agreement also provided that the WFOE has the exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the Exclusive Business Cooperation Agreement.

The Exclusive Business Cooperation Agreement shall remain effective unless terminated in accordance with the Exclusive Business Cooperation Agreement or terminated in writing by the WFOE.

Directors' Report

Exclusive Option Agreements

Under the amended and restated exclusive option agreements among our Consolidated Affiliated Entity, the WFOE and the Registered Shareholders (the "**Exclusive Option Agreements**"), the Registered Shareholders irrevocably granted the WFOE a binding and exclusive right to purchase, or designate one or more persons (each, a "**Designee**") to purchase the equity interests in our Consolidated Affiliated Entity then held by the Registered Shareholders at once or at multiple times at any time in part or in whole at the WFOE's sole and absolute discretion to the extent permitted by PRC laws and at the price of RMB1.00 or the lowest price permitted under applicable PRC laws at the time (if higher).

Under the Exclusive Option Agreements, our Consolidated Affiliated Entity granted to the WFOE an irrevocable and exclusive option to have the WFOE or its Designee to purchase from our Consolidated Affiliated Entity, at the WFOE's sole discretion, at any time and in accordance with the procedures decided by the WFOE in its sole discretion, any or all of the assets of our Consolidated Affiliated Entity, to the extent permitted under PRC law, and at the lowest purchase price permitted by PRC law. All the consideration received by the Registered Shareholders and our Consolidated Affiliated Entity for acquisition of equity interests or assets of the Consolidated Affiliated Entity shall be fully returned to the WFOE or the Designee upon the request of the WFOE.

Each of the Registered Shareholders and our Consolidated Affiliated Entity has covenanted, among other things, that without the prior written consent of the WFOE, our Consolidated Affiliated Entity shall not: (i) alter the articles of association or change its registered capital; (ii) change the principal business or significantly adjust the business scope and model, marketing strategies, operating policy or relationship with customers; (iii) sell, transfer, mortgage, or dispose of any material assets or interest in the material business or revenue of our Consolidated Affiliated Entity for a value of more than RMB500,000 or allow the encumbrance thereon of any security interests; (iv) incur, inherit, guarantee, or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans; (v) execute any contracts with a price exceeding RMB500,000 or execute any other contracts, agreements or arrangements that contradicts with the Exclusive Option Agreement or may prejudice the interest of WFOE under the Exclusive Option Agreement except the contracts in the ordinary course of business; (vi) provide any person with a loan or credit; (vii) merge, consolidate with, acquire, or invest in any person; (viii) distribute dividends to its shareholders; (ix) engage in any business in competition with the WFOE or its affiliates; (x) be dissolved or liquidated; (xi) engage in any transaction which may materially affect its assets, obligations, rights or company operation. When our Consolidated Affiliated Entity is liquidated or dissolved, persons recommended by the WFOE shall be appointed as permitted by the PRC laws to establish a liquidation team to manage the assets of our Consolidated Affiliated Entity.

In addition, pursuant to the Exclusive Option Agreements, each of the Registered Shareholders and our Consolidated Affiliated Entity has covenanted that they shall not cause themselves to have conflict of interest with WFOE and its shareholders in the matter of action or omission. If there are conflict of interest, each of the Registered Shareholders and our Consolidated Affiliated Entity shall take measures as timely as possible to eliminate the conflicts with the consent of WFOE or its designated persons.

The Exclusive Option Agreements will remain effective until all equity interests in our Consolidated Affiliated Entity have been transferred or assigned to the WFOE and/or any Designee.

Equity Interest Pledge Agreements

Under the amended and restated equity interest pledge agreements among the WFOE, the Registered Shareholders and our Consolidated Affiliated Entity (the "**Equity Interest Pledge Agreements**"), the Registered Shareholders agreed to pledge all their respective equity interests in our Consolidated Affiliated Entity that they own to the WFOE as a security interest to guarantee the (i) performance of their contractual obligations under the Exclusive Option Agreements, the Powers of Attorney (as defined below) and the Equity Interest Pledge Agreements; (ii) performance of contractual obligations of our Consolidated Affiliated Entity under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreements and the Equity Interest Pledge Agreements and (iii) the secured indebtedness as a result of any event of default.

During the term of the pledge, the WFOE shall be entitled to receive dividends distributed on the equity interests pledged, and the Registered Shareholders may receive dividends distributed on the Equity Interest only with prior written consent of the WFOE. Each of the Registered Shareholders agrees that the rights of the WFOE under the Equity Interest Pledge Agreements shall not be interrupted or harmed by the Registered Shareholders or any heirs or representatives of the Registered Shareholders or any other persons through any legal proceedings, and covenants that they shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of WFOE, except for the performance of the transaction documents under the Contractual Arrangements.

The pledge shall become effective on such date when the pledge is registered with relevant administration for industry and commerce, and shall remain effective until after all the contractual obligations of the Registered Shareholders and our Consolidated Affiliated Entity under the Contractual Arrangements have been fully performed and all the secured indebtedness of the Registered Shareholders and our Consolidated Affiliated Entity under the Contractual Arrangements have been fully paid.

Upon the occurrence of an event of default (as defined in the Equity Interest Pledge Agreements) or an event that may lead to an event of default, the Registered Shareholders and our Consolidated Affiliated Entity shall immediately notify the WFOE. Unless the event of default has been successfully resolved to the WFOE's satisfaction within twenty days after the WFOE delivers a notice to the Registered Shareholders and/or our Consolidated Affiliated Entity requesting rectification of such event of default, the WFOE shall have the right to exercise all such rights as a secured party under applicable PRC laws and the relevant Contractual Arrangements, including but not limited to being paid in priority with the equity interest based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest.

The equity pledges in connection with our Consolidated Affiliated Entity have been registered with the relevant PRC government authority pursuant to PRC laws and regulations.

Directors' Report

Powers of Attorney

The Registered Shareholders have executed powers of attorney (the "**Powers of Attorney**"). Under the Powers of Attorney, the Registered Shareholders irrevocably authorized the WFOE and its designated person(s) (including but not limited to the directors of the WFOE's shareholders and their successors and bankruptcy/winding-up administrators, and shall be Chinese citizens, but excluding any non-independent persons or persons that may cause conflict of interests such as the Registered Shareholders) to act on their behalf as their exclusive agent and attorney with respect to all matters concerning all their equity interests in our Consolidated Affiliated Entity, including but not limited to: (i) attending shareholders' meetings of our Consolidated Affiliated Entity and signing relevant meeting minutes/resolutions; (ii) exercising all the shareholder's rights and shareholder's voting rights that they are entitled to under the relevant PRC laws and our Consolidated Affiliated Entity's articles of association, including but not limited to the sale, transfer, pledge, or disposition of their equity interest in our Consolidated Affiliated Entity in part or in whole, and acting as an agent to submit any documents required to be submitted by shareholders or directors of our Consolidated Affiliated Entity to relevant government authorities or other regulatory authorities; and (iii) designating and appointing on their behalf the legal representative, directors, supervisors, chief executive officer, and other senior management members of our Consolidated Affiliated Entity. During the term of this Power of Attorney, the Registered Shareholders waive all the rights associated with their equity interest in our Consolidated Affiliated Entity and shall not exercise such rights.

The Registered Shareholders also undertakes that if there is a potential conflict of interest between themselves and our Consolidated Affiliated Entity and the WFOE or the overseas parent company of the WFOE or its subsidiaries, they will give priority to protect and will not harm the interests of the WFOE or the overseas parent company of the WFOE without violating relevant provisions of the PRC laws and regulations. In the case that the Registered Shareholders act as a director or senior management of the WFOE or the overseas parent company of the WFOE, they will authorize the WFOE or other directors or senior management of direct or indirect overseas parent company of the WFOE (according to the instructions of the WFOE) to exercise the rights under the Powers of Attorney, and the Registered Shareholders shall not sign or undertake not to sign any documents that have conflicts of interest with legal documents such as the agreements signed with the WFOE or the attorney and are being performed.

The Powers of Attorney will remain irrevocable and continuously effective during the period that the Registered Shareholders remain shareholders of our Consolidated Affiliated Entity.

Spousal Consent Letter(s)

Each of the spouses of Mr. Wang, Mr. Chen, Mr. Lin Yaona, Mr. Zhou and Mr. Chen Peihong has signed a spousal consent (collectively, the "**Spousal Consent Letter(s)**"). Under each of the Spousal Consent Letters, each spouse agreed to the execution of the Equity Interest Pledge Agreement, the Exclusive Option Agreement and the Power of Attorney, and the disposal of the equity interests in our Consolidated Affiliated Entity held by their respective spouse according to the above mentioned documents. The signing spouses also agreed that: (i) any equity interests held by their respective spouse in our Consolidated Affiliated Entity do not fall within the scope of their marital assets; (ii) they will not make any claim in respect of the equity interests held by their respective spouse, including but not limited to claiming the equity interests as marital assets or requesting to participate in the operation and management of our Consolidated Affiliated Entity; (iii) if they obtain any equity interests of our Consolidated Affiliated Entity for any reasons, they shall be bound by the Contractual Arrangements and comply with the obligations thereunder; (iv) in the event of death, bankruptcy, incapacity, divorce of their respective spouse, or any circumstance that may affect the exercise of their respective spouse's rights in our Consolidated Affiliated Entity, they and their heirs or other persons who may claim rights or interests in the equity interest in our Consolidated Affiliated Entity will not take any action that may affect or hinder the obligations of the Registered Shareholders under the Contractual Arrangements.

Listing Rules implications and waiver

Certain parties to the Contractual Arrangements, including Mr. Wang, Mr. Chen, Mr. Zhou and Mr. Lin Yaona, are connected persons of the Company, as (i) Mr. Wang is an executive Director, co-chairman of the Board, chief executive officer of the Company and substantial shareholder of the Company, (ii) Mr. Chen is an executive Director, co-chairman of the Board and substantial shareholder of the Company, (iii) Mr. Zhou is a substantial shareholder of the Company, and (iv) Mr. Lin Yaona is a director of Zhejiang Tuya and substantial shareholder of Hangzhou Tuya Technology. Therefore, the transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Group under the Listing Rules upon Listing. The transactions will be subject to reporting, annual review, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company has applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Shares are listed on the Hong Kong Stock Exchange subject however to the following conditions:

(i)   *No change without independent non-executive Directors' approval* – No change to the Contractual Arrangements (including with respect to any fees payable to Tuya Information thereunder) will be made without the approval of the independent non-executive Directors.

(ii) *No change without independent Shareholders' approval* – Save as described in "(iv) Renewal and Reproduction" below, no change to the agreements constituting the Contractual Arrangements will be made without the approval of the Company's independent Shareholders. Once independent Shareholders' approval of any change has been obtained, no further announcement, circular or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company will however continue to be applicable.

(iii) *Economic benefits flexibility* – The Contractual Arrangements shall continue to enable the Group to receive the entire economic benefits derived by Hangzhou Tuya Technology through (i) the Group's option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in Hangzhou Tuya Technology for nominal consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the entire profit generated by Hangzhou Tuya Technology is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to Tuya Information by Hangzhou Tuya Technology under the Exclusive Business Cooperation Agreement, and (iii) the Group's right to control the management and operation of, in substance, all of the voting rights of Hangzhou Tuya Technology.

Directors' Report

(iv) *Renewal and reproduction* – On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and Hangzhou Tuya Technology, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however be treated as connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(v) *Ongoing reporting and approvals* – The Group will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the Consolidated Affiliated Entity will be treated as the Company's wholly-owned subsidiary, and at the same time, the directors, chief executive officers or substantial shareholders of the Consolidated Affiliated Entity and its associates will be treated as connected persons of our Group (excluding for this purpose, the Consolidated Affiliated Entity), and transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entity), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

Confirmation from independent non-executive Directors

The Company's independent non-executive Directors have reviewed the continuing connected transactions set out in this report and confirmed that such continuing connected transactions had been entered into (i) in the ordinary and usual course of business of the Group, (ii) on normal commercial terms or better, and (iii) according to the agreement governing the transaction on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

In addition, the Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that (i) the transactions carried during the year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entity to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the year, (iii) no new contracts were entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entity during the year other than the ones disclosed above, and (iv) the Contractual Arrangements were entered into in the ordinary and usual course of business of the Group on normal commercial terms or better and are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

Reporting from the Company's independent auditor

The auditor of the Company has carried out review procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "*Assurance Engagements Other Than Audits or Reviews of Historical Financial Information*" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants annually on the continuing connected transactions.

The auditor of the Company has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

(i)   nothing has come to their attention that causes the auditor to believe that the continuing connected transactions have not been approved by the Board;

(ii)   nothing has come to their attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

(iii)   other than those transactions with Hangzhou Tuya Technology as part of the Contractual Arrangements, nothing has come to the attention of the auditors that causes them to believe that the transactions have exceed the annual cap as set by the Company; and

(iv)   with respect to the Contractual Arrangements, nothing has come to the auditors' attention that causes them to believe that dividends or other distributions have been made by Hangzhou Tuya Technology to the Registered Shareholders which are not otherwise subsequently assigned or transferred to the Group.

A copy of the auditor's letter has been provided by the Company to the Hong Kong Stock Exchange.

The revenue of our Consolidated Affiliated Entity amounted to US$Nil for the year ended December 31, 2022, representing approximately Nil% of the total revenue of our Group. As of December 31, 2022, the total assets of our Consolidated Affiliated Entity amounted to US$0.05 million, representing approximately 0.005% of the total assets of our Group.

For details of the Contractual Arrangements, please refer to the sections headed "Contractual Arrangements" and "Connected Transactions" in the Prospectus.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share currently entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Directors' Report

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

As of the Latest Practicable Date, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Mr. Wang, through Tuya Group Inc. (which is wholly owned by Mr. Wang), Tenet Group and Tenet Vision (both of which are wholly owned by Tenet Global which is in turn wholly owned by Tenet Smart, and Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.), has been controlling 70,100,000 Class A Ordinary Shares and 43,500,000 Class B Ordinary Shares. As of the Latest Practicable Date, Mr. Chen through Unileo, his wholly-owned intermediary holding company, has been controlling 1,900,000 Class A Ordinary Shares and 26,900,000 Class B Ordinary Shares.

Without taking into account the voting rights attached to the 20,400,949 Class A Ordinary Shares (as of the Latest Practicable Date) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, Mr. Wang and Mr. Chen beneficially own and control, through their intermediaries, an aggregate of 72,000,000 Class A Ordinary Shares and 70,400,000 Class B Ordinary Shares, representing (a) approximately 24.73% of the Company's issued Shares; (b) approximately 25.64% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (c) approximately 65.27% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 70,400,000 Class A Ordinary Shares, representing approximately 12.23% of the total number of issued and outstanding Class A Ordinary Shares (as enlarged by such Class A Ordinary Shares).

The weighted voting rights attached to the Class B Ordinary Shares will cease when the WVR Beneficiaries no longer have beneficial ownership of, or economic interest in, or control over the voting rights attached to any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiaries are: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in the Class B Ordinary Shares or the control over the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

The weighted voting rights attached to the Class B Ordinary Shares beneficially owned or controlled by Mr. Chen and any affiliate of Mr. Chen (including any person that directly or indirectly, controls, is controlled by or is under common control with Mr. Chen) will also cease when Mr. Chen ceases to be an executive officer or employee of the Company (e.g. if Mr. Chen is re-designated as a non-executive Director or he ceases to assume any role with executive or management function in the Company or he ceases to have any employment relationship with the Company which remains effective).

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the year ended December 31, 2022, our largest customer and five largest customers in the aggregate accounted for 3.6% and 11.7% of our total revenue, respectively. During the year ended December 31, 2022, our largest supplier and five largest suppliers in the aggregate accounted for 14.8% and 30.6% of our total purchases, respectively.

During the year ended December 31, 2022, none of our Directors, their associates or any of our shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest customers or suppliers.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights in the Articles of Association or the laws of the Cayman Islands, being the jurisdiction in which the Company is incorporated, under which would oblige the Company to offer new shares on a pro-rata basis to existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Company is not aware of any tax relief and exemption available to the Shareholder by reason of their holding of the Shares.

SUBSIDIARIES

Particulars of the Company's material subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in property, plant and equipment of the Group during the year ended December 31, 2022 are set out in Note 8 to the consolidated financial statements.

None of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company during the year ended December 31, 2022 are set out in Note 15 to the consolidated financial statements.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors, the Directors confirmed that the Company has maintained a sufficient public float throughout the year ended December 31, 2022 as required under the Listing Rules.

Directors' Report

DONATION

During the year ended December 31, 2022, the Group made charitable donations of RMB0.7 million.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Equity Incentive Plan" in this report, no equity-linked agreement was entered into by the Group, or existed during the year ended December 31, 2022.

FINAL DIVIDEND

The Board did not recommend the distribution of a final dividend for the year ended December 31, 2022.

PERMITTED INDEMNITY PROVISION

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses that they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts.

Such permitted indemnity provision has been in force for the year ended December 31, 2022. The Company has taken out liability insurance to provide appropriate coverage for the Directors.

RESERVES

Details of the movements in the reserves of the Group during the year ended December 31, 2022 are set out in the consolidated statement of changes in equity/(deficit). As at December 31, 2022, the Company had no reserves available for distribution under the provisions of the Companies Act (As Revised) of the Cayman Islands.

FINANCIAL SUMMARY

A summary of the results and of the assets, liabilities and equity of the Group for the last four financial years, as extracted from the audited financial information and financial statements, is set out on page 5 of this annual report.

LOANS AND BORROWINGS

As of December 31, 2022, the Group did not have any loans, overdrafts and borrowings from bank and other financial institutions (2021: nil).

DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors has entered into a director agreement with our Company on June 16, 2022. The term of appointment shall be for an initial term of three years or until the third annual general meeting of our Company after the Listing Date (whichever is earlier). Either party may terminate the agreement by giving not less than thirty days' written notice. The executive Directors do not receive any director's fees under the current arrangement.

Our non-executive Director has entered into a director agreement with our Company on June 16, 2022. The term of appointment shall be for an initial term of three years or until the third annual general meeting of our Company after the Listing Date (whichever is earlier). Either party may terminate the agreement by giving not less than thirty days' written notice. An annual director's fees of US$50,000 per annum are payable to the non-executive Director under the current arrangement.

Each of the independent non-executive Directors has entered into a director agreement with our Company on June 16, 2022. The term of appointment shall be three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date (whichever is earlier) (subject always to re-election and rotation as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than thirty days' written notice. Each of our independent non-executive Directors (other than HUANG Sidney Xuande) shall receive an annual director's fee of US$50,000 per annum, and HUANG Sidney Xuande shall receive an annual director's fee of US$75,000 per annum.

There was no service contract entered into/appointment letter signed by the Company and any Directors to be re-elected in the forthcoming annual general meeting which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the sections "Connected Transactions" of this Directors' report and Note 24 to the consolidated financial statements in this annual report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2022.

EMOLUMENTS OF DIRECTORS, THE FIVE HIGHEST PAID INDIVIDUALS AND SENIOR MANAGEMENT

Details of the remuneration of the Directors and those of the five highest paid individuals as well as senior management of the Group for the year ended December 31, 2022 are set out in Notes 24 and 25 to the consolidated financial statements of the Group in this annual report.

The remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and share-based compensation) of the senior management of the Company by band during the Reporting Period is shown in the following table:

Band of remuneration (including share-based compensation)	Number of individuals
US$100,000 to US$150,000	2
US$7,500,000 to US$8,000,000	1
US$8,000,000 to US$8,500,000	1
US$19,000,000 to US$19,500,000	1

During the year ended December 31, 2022, none of the Directors waived his/her emoluments nor agreed to waive his/her emoluments, and no emoluments were paid by the Group to any of the Directors or five highest paid individuals as inducement to join or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as set out in the section headed "Connected Transactions" in this annual report and the Underwriting Agreements (as defined in the Prospectus), no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2022.

Directors' Report

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of any business of the Company was entered into or existed during the year ended December 31, 2022.

AUDITOR

The consolidated financial statements of the Group for the year ended December 31, 2022 have been audited by PricewaterhouseCoopers who will retire, and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting. As of the date of this report, there was no change in the Company's auditor in any of the preceding three years.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangement to enable any Director to acquire benefits by means of the acquisition of shares in, or debenture of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year ended December 31, 2022, none of the Directors had interests in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the business of the Group pursuant to the Listing Rules.

PURCHASE OF SHARES

For details of purchase of Shares, please refer to the section headed "Directors' Report – Purchase, Sale or Redemption of The Company's Listed Securities, Transaction in Securities" in this annual report. The Directors are of the view that repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

In respect of the year ended December 31, 2022, the Company does not have any disclosure obligations under Rules 13.17 to 13.22 of the Listing Rules.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of the date of December 31, 2022, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

Name	Nature of Interest	Number and class of Shares held	Approximate percentage of interest in each class of Shares[1] (%)
Mr. Wang	Beneficial owner, interest in controlled corporation, founder and beneficiary of a trust	68,100,000 Class A Ordinary Shares (L)[2][3]	13.64
	Interest in controlled corporation, founder and beneficiary of a trust	50,600,000 Class B Ordinary Shares (L)[3]	63.73
Mr. Chen	Interest in controlled corporation	28,800,000 Class B Ordinary Shares (L)[4]	36.27
Mr. Yang	Beneficial owner	6,500,000 Class A Ordinary Shares (L)[5]	1.30
LIU Yao	Beneficial owner	5,000,000 Class A Ordinary Shares (L)[6]	1.00
HONG Jing	Interest in controlled corporation	12,222,267 Class A Ordinary Shares (L)[7]	2.45
HUANG Sidney Xuande[9]	Beneficial owner, Interest of spouse	407,500 Class A Ordinary Shares (L)[8][9]	0.08
QIU Changheng	Beneficial owner	9,500 Class A Ordinary Shares (L)	0.002

Notes:

(1)   The calculation is based on the total number of 499,146,560 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares in issue as of December 31, 2022. The letter "L" stands for long position.

(2)   Mr. Wang is entitled to receive up to 5,100,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

Directors' Report

(3) Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

As such, Mr. Wang is deemed to be interested in the 63,000,000 Class A Ordinary Shares held by Tenet Group, 40,600,000 Class B Ordinary Shares held by Tenet Vision and 10,000,000 Class B Ordinary Shares held by Tuya Group Inc.

(4) Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 28,800,000 Class B Ordinary Shares held by Unileo.

(5) Mr. Yang is entitled to receive up to 6,500,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

(6) Ms. LIU Yao is entitled to receive up to 5,000,000 Class A Ordinary Shares, pursuant to the share options granted to her, subject to the conditions (including vesting conditions) of those options.

(7) GTY Holdings Limited, a limited liability incorporated in the Cayman Islands on November 17, 2020, is wholly owned by an investment fund, the general partner of which is Gaocheng Holdings GP Ltd. Gaocheng Holdings GP Ltd. is controlled by HONG Jing. As such, Ms. HONG Jing is deemed to be interested in the 12,222,267 Class A Ordinary Shares held by GTY Holdings Limited.

(8) Mr. HUANG Sidney Xuande has been granted RSUs representing a total of 400,000 Class A Ordinary Shares or ADS in equivalent amount, subject to the conditions (including vesting conditions) of those RSUs.

(9) Mr. HUANG Sidney Xuande is deemed to be interested in the 7,500 Class A Ordinary Shares represented by ADS held by Ms. YANG Xu (HUANG Sidney Xuande's wife).

Interest in Associated Corporations

Name	Nature of Interest	Associated corporations	Amount of registered capital (RMB)	Approximate percentage of interest in the associated corporation (%)
Mr. Wang	Beneficial owner	Hangzhou Tuya Technology	6,069,000 (L)	60.69
Mr. Chen	Beneficial owner	Hangzhou Tuya Technology	1,310,000 (L)	13.10

Note: The letter "L" stands for long position.

Save as disclosed above, as of December 31, 2022, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2022, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares[1]	Approximate percentage of shareholding in each class of Shares[1] (%)
Class A Ordinary Shares			
New Enterprise Associates 14, L.P.[2]	Beneficial owner	108,051,445 (L)	21.65
NEA Partners 14 L.P.[2]	Interest in controlled corporation	108,051,445 (L)	21.65
NEA 14 GP, LTD[2]	Interest in controlled corporation	108,051,445 (L)	21.65
Tencent Mobility Limited[3]	Beneficial owner	55,924,749 (L)	11.20
Tencent[3]	Interest in controlled corporation	58,299,749 (L)	11.68
Tenet Group[4]	Beneficial owner	63,000,000 (L)	12.62
Tenet Global[4]	Interest in controlled corporation	63,000,000 (L)	12.62
Tenet Smart[4]	Interest in controlled corporation	63,000,000 (L)	12.62
TMF (Cayman) Ltd.[4]	Trustee	63,000,000 (L)	12.62
Tuya Group Inc.[4]	Beneficiary of a trust	63,000,000 (L)	12.62
Anywink Limited[5]	Beneficial owner	25,200,000 (L)	5.05
LIN Yaona[5]	Interest in controlled corporation	25,200,000 (L)	5.05
The Bank of New York Mellon Corporation[6]	Interest in controlled corporation	122,625,263 (L) 122,227,430 (S)	24.57 24.49
Class B Ordinary Shares			
Tenet Vision[4]	Beneficial owner	40,600,000 (L)	51.13
Tenet Global[4]	Interest in controlled corporation	40,600,000 (L)	51.13
Tenet Smart[4]	Interest in controlled corporation	40,600,000 (L)	51.13
TMF (Cayman) Ltd.[4]	Trustee	40,600,000 (L)	51.13
Tuya Group Inc.[4]	Beneficial owner, beneficiary of a trust	50,600,000 (L)	63.73
Unileo[7]	Beneficial owner	28,800,000 (L)	36.27

Directors' Report

(1) The calculation is based on the total number of 499,146,560 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares in issue as of December 31, 2022. The letter "L" stands for long position and the letter "S" stands for short position.

(2) The sole general partner of New Enterprise Associates 14, L.P. is NEA Partners 14 L.P. The sole general partner of NEA Partners 14 L.P. is NEA 14 GP, LTD. As such, NEA Partners 14 L.P. and NEA 14 GP, LTD. are interested in the 108,051,445 Class A Ordinary Shares held by New Enterprise Associates 14, L.P.

(3) Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly owned by Tencent. As such, Tencent is deemed to be interested in the 55,924,749 Class A Ordinary Shares held by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited.

(4) Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

Therefore, Tuya Group Inc., Tenet Global, Tenet Smart and TMF (Cayman) Ltd are deemed to be interested in 63,000,000 Class A Ordinary Shares held by Tenet Group and 40,600,000 Class B Ordinary Shares held by Tenet Vision, respectively. Tuya Group Inc. also holds 10,000,000 Class B Ordinary Shares.

(5) Anywink Limited is wholly owned by Lin Yaona. As such, Lin Yaona is deemed to be interested in the 25,200,000 Class A Ordinary Shares held by Anywink Limited.

(6) The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. In addition, BNY Mellon Corporation Trustee Services Limited is wholly owned by BNY International Financing Corporation, which is in turn wholly owned by The Bank of New York Mellon. As such, The Bank of New York Mellon Corporation is deemed to be interested in the 122,239,412 (L) and 122,227,430 (S) Class A Ordinary Shares held by The Bank of New York Mellon and 385,851 (L) Class A Ordinary Shares held by BNY Mellon Corporation Trustee Services Limited.

(7) Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 28,800,000 Class B Ordinary Shares held by Unileo.

Save as disclosed above, as of December 31, 2022, no person, other than the Directors and chief executives whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 335 of the SFO.

THE 2015 EQUITY INCENTIVE PLAN

The 2015 Equity Incentive Plan was adopted on December 23, 2014 and was further amended in July 2020, February 2021 and on June 15, 2022 (with such amendment taking effect from the Listing). The principal terms of the 2015 Equity Incentive Plan, as amended and currently in force, are as described below.

Purpose. The purpose of the 2015 Equity Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of our business.

Eligible participants. Any employee, Director or consultant of the Company who is engaged by the Group to render consulting or advisory services to the Group shall be eligible to participate in the 2015 Equity Incentive Plan.

Awards. The 2015 Equity Incentive Plan permits the awards of options, restricted shares, and RSUs approved by the plan administrator. At the discretion of the Board or the committee of the Board as administrator, ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed pursuant to an award may be distributed in lieu of Class A Ordinary Shares in settlement of any award.

Exercise period. The exercise period of the options granted under the 2015 Equity Incentive Plan shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2015 Equity Incentive Plan and the share option award agreement signed by the grantee.

Vesting period. The vesting period (including any vesting acceleration thereof) for the options and/or awards granted under the 2015 Equity Incentive Plan shall be determined at the discretion of the Board or the committee of the Board as administrator. In the case of (i) employees and non-employees, the vesting period is generally measured over the requisite service period; and (ii) the PRC employees of the Group with only service conditions, accelerated full vesting schedule is allowed under limited circumstances. During the Relevant Period, the options and/or awards granted under the 2015 Equity Incentive Plan ranges from 36 to 48 months from the grant date. For further details of the vesting period attached to options and awards granted to (a) each relevant Director; (b) the five highest paid individuals in aggregate; and (c) other grantees in aggregate, in each case during the Relevant Period, please refer to the tables set forth on pages 41 to 44 of this report.

Maximum number of Class A Ordinary Shares. The overall limit on the number of the Shares underlying the awards pursuant to 2015 Equity Incentive Plan is 64,889,052 Class A Ordinary Shares, of which the total number of Class A Ordinary Shares which may be issued and/or transferred upon vesting or exercise of all options that may be granted pursuant to the 2015 Equity Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Class A Ordinary Shares in issue immediately upon the Listing (the "**Plan Limit**"), being 49,914,656 Class A Ordinary Shares.

Any equity awards in the form of options that were granted prior to the Listing under the 2015 Equity Incentive Plan (including those outstanding, cancelled, lapsed in accordance with the 2015 Equity Incentive Plan or exercised options) will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued upon exercise of all outstanding options under the 2015 Equity Incentive Plan and all other schemes of the Company granted and yet to be exercised shall not exceed 30% of all the Class A Ordinary Shares in issue from time to time.

As at the Latest Practicable Date, 57,816,052 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options and awards granted and may be granted under the 2015 Equity Incentive Plan, representing approximately 11.44% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 10.04% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date; amongst the said 57,816,052 Class A Ordinary Shares, only up to 49,914,656 Class A Ordinary Shares are available for issue and/or transfer upon vesting or exercise of all options granted and may be granted, representing approximately 9.88% of the total number of Class A Ordinary Shares in issue as at the Latest Practicable Date, and approximately 8.67% of the total number of all Shares (including Class A Ordinary Shares and Class B Ordinary Shares) in issue as at the Latest Practicable Date.

The total number of options available for grant under the 2015 Equity Incentive Plan as of Listing Date and December 31, 2022 are 49,914,656 and 49,914,656 respectively. The total number of options and awards available for grant under the 2015 Equity Incentive Plan as of the Listing Date and December 31, 2022 are 64,889,052 and 57,842,052, respectively. As at December 31, 2022, there is no service provider sublimit adopted under the 2015 Equity Incentive Plan.

Given that the awards granted under the 2015 Equity Incentive Plan during the Relevant Period were funded by existing Shares and/or ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary (as the case may be), there were no Class A Ordinary Shares that was (or may be) issued in respect of the awards granted under the 2015 Equity Incentive Plan during the Relevant Period.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued and/or transferred and to be transferred upon the vesting or exercise of the options or awards granted to each participant in any 12-month period shall not (when aggregated with any Class A Ordinary Shares underlying the awards granted during such period under any other share award schemes of our Company) exceed 1% of the Class A Ordinary Shares in issue for the time being.

Directors' Report

Exercise price for options and purchase price for awards. As regards options offered under the 2015 Equity Incentive Plan, the Board or the committee of the Board as administrator is entitled to determine the exercise price therefor, which shall not be lower than the fair market value per share on the date of grant, which shall not be less than the highest of (a) the closing sales price of the Class A Ordinary Shares as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed (as determined by the Board or the Board committee delegated with authority to administer the 2015 Equity Incentive Plan) on the date of grant, (b) the average closing sales price as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed for the five business days immediately preceding the date of grant. The maximum exercisable term is ten years from the date of grant. In the case of an option granted to a participant who, immediately prior to the time is granted, owns more than 10% of the total combined voting power of all classes of outstanding securities of the Company or parent company or subsidiary of the Company, the term of option shall not be exercisable after the expiration of five years from the date of grant. There is no additional amount payable on application or acceptance of the share option or award. There is no prescribed period within which payments or calls must or may be made or loans for such purposes must be repaid in respect of the options and/or awards offered under the 2015 Equity Incentive Plan.

Duration. Unless terminated earlier, the 2015 Equity Incentive Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Remaining life. As at December 31, 2022, the remaining life of the 2015 Equity Incentive Plan is approximately 2 years. There is no specified period for which an offer for an option must be accepted by the relevant eligible participant from the date on which it is made, and no options shall generally be exercised after ten years from the date of grant.

Outstanding options granted. As of December 31, 2022 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2015 Equity Incentive Plan amounted to 56,274,213 Class A Ordinary Shares and 54,652,373 Class A Ordinary Shares representing approximately 9.77% and 9.49% of the issued Shares as of the Latest Practicable Date. Among the 56,274,213 options, 35,656,123 had been vested and 18,996,250 remained unvested as of the Latest Practicable Date. During the Relevant Period, no options were granted under the 2015 Equity Incentive Plan.

Outstanding RSUs granted. As of December 31, 2022 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2015 Equity Incentive Plan amounted to 11,638,750 Class A Ordinary Shares and 10,378,625 Class A Ordinary Shares, representing approximately 2.02% and 1.80% of the issued Shares as of the Latest Practicable Date. Of the 11,638,750 RSUs, 1,040,375 have vested and 10,352,625 remain unvested as of the Latest Practicable Date.

Outstanding restricted share(s) granted (if any). As of the December 31, 2022, no restricted share has been granted under the 2015 Equity Incentive Plan.

Other than the awards granted as disclosed in the movement table set out on pages 43 to 44 of this annual report, no share awards have been granted as of December 31, 2022. In addition, the options granted under the 2015 Equity Incentive Plan which were exercised, vested, lapsed and/or cancelled during the Relevant Period were funded by existing Shares and/or ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary (as the case may be).

Pursuant to Rule 17.03D(1) of the Listing Rules, as of the December 31, 2022, no grant of share options and awards to any one participant in aggregate exceeded 1% of the total of Class A Ordinary Shares and Class B Ordinary Shares in issue in any 12-month period up to and including the date of grant under the 2015 Equity Incentive Plan. No share option or award has been granted to any related entity participant or service provider under the 2015 Equity Incentive Plan.

Details of the movements of share options under the 2015 Equity Incentive Plan during the Relevant Period are as follows:

Category and name of grantee	Date of grant	Expiry date	Vesting period(1)	Exercise price per Class A Ordinary Share underlying the options (US$)	Outstanding options as of the Listing Date	Granted during the Relevant Period(4)	Exercised during the Relevant Period(2)	Cancelled during the Relevant Period	Lapsed during the Relevant Period	Outstanding as of December 31, 2022
Director(s)										
Mr. Wang	February 21, 2021	February 20, 2031	4 years	0.2	5,100,000	-	-	-	-	5,100,000
Mr. Yang	August 6, 2015	August 5, 2025	4 years	0.2	3,000,000	-	-	-	-	3,000,000
	April 2, 2018	April 1, 2028	4 years	0.2	700,000	-	-	-	-	700,000
	January 5, 2021	January 4, 2031	4 years	0.2	2,800,000	-	-	-	-	2,800,000
Ms. LIU Yao	May 15, 2019	May 14, 2029	4 years	0.2	1,600,000	-	-	-	-	1,600,000
	April 27, 2020	April 26, 2030	4 years	0.2	400,000	-	-	-	-	400,000
	July 31, 2020	July 30, 2030	4 years	0.2	600,000	-	-	-	-	600,000
	January 5, 2021	January 4, 2031	4 years	0.2	400,000	-	-	-	-	400,000
	August 20, 2021	August 19, 2031	4 years	0.2	1,000,000	-	-	-	-	1,000,000
	September 16, 2021	September 15, 2031	4 years	0.2	1,000,000	-	-	-	-	1,000,000
Subtotal					**16,600,000**	**-**	**-**	**-**	**-**	**16,600,000**
Two highest-paid individuals other than the aforesaid three Directors, in aggregate(3)										
Top two highest-paid individuals, in aggregate	March 5, 2015	March 4, 2025	4 years	0.2	3,740,000	-	-	-	-	3,740,000
	December 9, 2016	December 8, 2026	4 years	0.2	75,000	-	-	-	-	75,000
	October 30, 2018	October 29, 2028	4 years	0.2	125,000	-	-	-	-	125,000
	May 15, 2019	May 14, 2029	4 years	0.2	100,000	-	-	-	-	100,000
	November 11, 2019	November 10, 2029	4 years	0.2	200,000	-	-	-	-	200,000
	July 31, 2020	July 30, 2030	4 years	0.2	500,000	-	-	-	-	500,000
	January 5, 2021	January 4, 2031	4 years	0.2	2,300,000	-	-	-	-	2,300,000
	May 6, 2022	May 5, 2032	4 years	0.2	300,000	-	-	-	-	300,000
Subtotal					**7,340,000**	**-**	**-**	**-**	**-**	**7,340,000**
Other grantees										
476 grantees	From March 5, 2015 to May 6, 2022	From March 4, 2025 to May 5, 2032	3-4 years	0.04135-2.88	35,355,375	-	2,343,662	-	677,500	32,334,213
Subtotal					**35,355,375**	**-**	**2,343,662**	**-**	**677,500**	**32,334,213**
Total					**59,295,375**	**-**	**2,343,662**	**-**	**677,500**	**56,274,213**

Directors' Report

Notes:

(1)   During the Relevant Period, the options granted under the 2015 Equity Incentive Plan ranged from 36 to 48 months from the grant date. In respect of the exercise period of the options under the 2015 Equity Incentive Plan, the exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant 2015 Equity Incentive Plan and the share option award agreement signed by the grantee. No options shall generally be exercised after ten years from the date of grant.

(2)   In respect of the exercised options which were funded by ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary during the Relevant Period, the weighted average closing price of the ADSs quoted on the NYSE immediately before the date(s) on which the options were exercised was US$1.34.

(3)   Excluding Mr. Wang, Mr. Yang and Ms. LIU Yao who are our Directors and also three of the five highest paid individuals.

(4)   Refers to the number of Class A Ordinary Shares underlying the relevant options (funded by existing Shares or ADSs underlying Class A Ordinary Shares registered in the name of the Depositary) granted during the Relevant Period.

(5)   Save for those set out in this movement table, there are no grants of options to (i) any Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards in excess of the 1% individual limit; (iii) any related entity participant or service provider with options and awards granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue and, in each case, which are funded by new Shares of the Company.

(6)   All of the above grants were made prior to the amendment to Chapter 17 of the Listing Rules taking effect.

Details of the movements of awards under the 2015 Equity Incentive Plan during the Relevant Period are as follows:

Category and name of grantee	Date of grant	Expiry date	Vesting period[1]	Unvested awards as of the Listing Date	Number of Class A Ordinary Shares underlying the relevant awards				
					Granted during the Relevant Period[2],[3],[7] and [9]	Vested during the Relevant Period[4]	Cancelled during the Relevant Period	Lapsed during the Relevant Period	Unvested awards as of December 31, 2022
Director(s)									
Mr. Huang Sidney Xuande	July 5, 2022	July 4, 2029	4 years	-	400,000	-	-	-	400,000
Subtotal				-	**400,000**	-	-	-	**400,000**
Two highest-paid individuals other than the aforesaid three Directors, in aggregate[5]									
Top two highest-paid individuals, in aggregate				-	-	-	-	-	-
Subtotal				-	-	-	-	-	-
Other grantees									
572 grantees	From June 16, 2021 to December 14, 2022	From June 15, 2028 to December 13, 2032	4 years	5,702,500	6,647,000	346,000	-	764,750	11,238,750
Subtotal				**5,702,500**	**6,647,000**	**346,000**	-	**764,750**	**11,238,750**
Total				**5,702,500**	**7,047,000**	**346,000**	-	**764,750**	**11,638,750**

Directors' Report

Notes:

(1) During the Relevant Period, the vesting period of the awards granted under the 2015 Equity Incentive Plan was 48 months from the grant date.

(2) There are no performance targets nor purchase price attached to the awards granted during the Relevant Period.

(3) The fair value of awards are calculated in accordance with the accounting standard and policy adopted for preparing the Company's financial statements, namely the U.S. GAAP. For the description of the basis for fair value measurement and information on whether and how the features of the awards are incorporated into the measurement of fair value, please refer to Note 2 to the consolidated financial statements.

(4) The weighted average closing price of the ADSs quoted on the NYSE immediately before the date(s) on which the awards were vested was US$0.93.

(5) Excluding Mr. Wang, Mr. Yang and Ms. LIU Yao who are our Directors and also three of the five highest paid individuals.

(6) All of the above grants were made prior to the amendment to Chapter 17 of the Listing Rules taking effect.

(7) Refers to the number of Class A Ordinary Shares underlying the relevant awards (funded by existing Shares or ADSs underlying Class A Ordinary Shares registered in the name of the Depositary) granted during the Relevant Period.

(8) Save for those set out in this movement table, there are no grants of awards to (i) any Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards granted in excess of the 1% individual limit; (iii) any related entity participant or service provider with options and awards granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue and, in each case, which are funded by new Shares of the Company.

(9) The following grants were made during the Relevant Period:

Category and name of grantee	Date of grant	Granted during the Relevant Period	Closing price per ADS underlying the awards granted during the Relevant Period immediately before the grant date(s) quoted on the NYSE US$	Fair value of the awards granted (funded by existing Shares or ADSs underlying Class A Ordinary Shares registered in the name of the Depositary) during the Relevant Period at the date of grant[(3)] US$
Director(s)				
Mr. Huang Sidney Xuande	July 5, 2022	400,000	2.57	2.56
Subtotal		**400,000**		
Two highest-paid individuals other than the aforesaid three Directors, in aggregate[(5)]		-	-	-
Subtotal		**-**		
Other grantees				
572 grantees	from September 9, 2022 to December 14, 2022	6,647,000	0.93-1.85	0.90-1.88
Subtotal		**6,647,000**		
Total		**7,047,000**		

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES, TRANSACTION IN SECURITIES

On August 30, 2021, the Company announced a US$200 million share repurchase program of ADSs each representing one Class A ordinary shares during a twelve-month period authorized by the Board and which had expired on August 30, 2022. During the period from January 1, 2022 to August 30, 2022, the Company repurchased approximately 16.1 million ADSs representing the same number of Class A ordinary shares of the Company from the open market for a total consideration of approximately US$55.0 million pursuant to the US$200 million share repurchase program.

On November 9, 2022, the Company announced a US$50 million share repurchase program authorized by the Board. During the Reporting Period, the Company repurchased approximately 2.8 million ADSs and Class A ordinary shares of the Company from the open market for a total consideration of approximately US$4.2 million pursuant to the US$50 million share repurchase program.

Details of the share repurchases since the Listing Date up to December 31, 2022 are as follows:

Month of repurchase	Number and method of repurchased Class A ordinary shares/ADSs representing the same number of Class A ordinary shares	Price paid per Class A ordinary share		Aggregate consideration
		Highest	Lowest	
November 2022	891,288 on the New York Stock Exchange	US$1.145	US$0.969	US$936,437
December 2022	1,835,479 on the New York Stock Exchange	US$2.000	US$1.150	US$3,247,849
	26,400 on the Hong Kong Stock Exchange	HK$12.100	HK$13.660	HK$342,624
Total	2,753,167 on the New York Stock Exchange and Hong Kong Stock Exchange			

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange since the Listing Date up to December 31, 2022. Saved as disclosed above, there was no transaction in the Company's securities, or securities of its subsidiaries (in each case, in the nature of (1) convertible securities, warrants or similar rights issued or granted); (2) exercise of any conversion or subscription rights attached to the aforesaid; or (3) redemption, purchase or cancellation of redeemable securities) since the Listing Date up to December 31, 2022.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Since the Listing Date up to December 31, 2022, save for the changes to the information of Mr. HUANG Sidney Xuande (黃宣德) as set forth in the section headed "Directors and Senior Management" in this annual report, there has been no other change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Directors' Report

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the Global Offering amounted to approximately HK$70 million, which will be applied for the following purposes:

- Approximately 30% is expected to be used over the course of the next five years to enhance our IoT technologies and infrastructure.

- Approximately 30% is expected to be used over the course of the next five years to expand and enhance our product offerings.

- Approximately 15% is expected to be used over the course of the next five years for marketing and branding activities.

- Approximately 15% will be used over the course of the next five years to pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.

- Approximately 10% will be used over the course of the next five years for general corporate purposes and working capital needs.

For the Relevant Period, the Company had not utilized the net proceeds from the Global Offering. Regarding such net proceeds that had not been utilized, the Company intends to use them in the same manner, allocations and proportions as stated in the Prospectus. The completion time of utilizing the net proceeds will be determined based on the future business development of the Company. See the section headed "Future Plans and Use of Proceeds – Use of Proceeds" of the Prospectus for details.

As of December 31, 2022, there was no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus:

	Percentage of the total net proceeds raised from the Listing Approximate (%)	Planned use of proceeds in the same manner and proportion as stated in the Prospectus Approximate (HK$ million)	Net proceeds as at the Listing Date Approximate (HK$ million)	Actual use of proceeds during the Relevant Period Approximate (HK$ million)	Net proceeds unutilized as at December 31, 2022 Approximate (HK$ million)	Expected timeframe for utilizing the remaining unutilized net proceeds
To enhance our IoT technologies and infrastructure.	30%	21.0	21.0	–	21.0	Over the course of the next five years
To expand and enhance our product offerings.	30%	21.0	21.0	–	21.0	Over the course of the next five years
For marketing and branding activities.	15%	10.5	10.5	–	10.5	Over the course of the next five years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.	15%	10.5	10.5	–	10.5	Over the course of the next five years
For general corporate purposes and working capital needs.	10%	7.0	7.0	–	7.0	Over the course of the next five years
Total	100%	70.0	70.0	–	70.0	

To the extent that net proceeds are not immediately used for the intended use and to the extent permitted by the relevant law and regulations, the Company will place the net proceeds as short-term deposits only at licensed banks or financial institutions located in the PRC.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2022 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to December 31, 2022 which could have a material and adverse effect on our financial condition or results of operations.

EVENTS AFTER DECEMBER 31, 2022

Save as disclosed in this report, there was no other significant events that might adversely affect the Group after December 31, 2022, and up to the Latest Practicable Date.

APPROVAL OF ANNUAL REPORT

The annual report and the audited consolidated results of the Group for the year ended December 31, 2022 were approved and authorized for issue by the Board.

By order of the Board
Mr. Wang Xueji
Chairman

Hong Kong
April 26, 2023

Directors and Senior Management

DIRECTORS

Executive Directors

Mr. WANG Xueji (王學集) aged 40, is a founder, an executive Director, the chief executive officer and the co-chairman of the Board. Mr. Wang is responsible for the overall strategies, management, corporate culture, and commercial suitability and sustainability of products of the Group.

Mr. Wang has over seven years of experience in IoT industry and about 19 years of experience focusing on software technology, including over 12 years of experience in elastic cloud computing technologies. Prior to founding the Company, Mr. Wang founded PHPWind, one of the most popular open source forums software in China, in 2003. In 2006, Mr. Wang established Hangzhou Detian Information Technology Co., Ltd. (杭州德天信息技術有限公司) to officially commercialize PHPWind business from 2006 to May 2008. In May 2008, PHPWind was acquired by Hangzhou Ali Technology Co., Ltd. (杭州阿里科技有限公司), a subsidiary or consolidated affiliated entity of Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Hong Kong Stock Exchange, stock code: 9988)(together with its subsidiaries and its consolidated affiliated entities, "**Alibaba Group**"). From May 2008 to February 2014, Mr. Wang worked at Alibaba Group, where he served as a senior director and he was responsible for leading and launching a number of major technology and product innovations for Alibaba Cloud and Alipay, including Alibaba's Quick Reference Code payment system.

Mr. Wang received a bachelor's degree in information and technology science from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in June 2005. Mr. Wang was recognized by Forbes as a member of China's Thirty Entrepreneurs under 30 in February 2012, and was named by Fortune China as one of China's Forty Business Elites under 40 in April 2021.

Mr. CHEN Liaohan (陳燎罕), aged 40, is a founder, an executive Director and the co-chairman of the Board, and has been serving as the president of our Group since June 2014. Mr. Chen is responsible for the overall strategies, management, business development and overall customer relationship of the Group. Mr. Chen is also a director of certain major subsidiaries of our Group.

Prior to co-founding the Company, Mr. Chen is the co-founder of PHPWind. Mr. Chen served as the management at Hangzhou Detian Information Technology Co., Ltd. (杭州德天信息技術有限公司) from 2006 to May 2008. Mr. Chen served as an operations director at Alibaba Group, where he worked on Alibaba Cloud and Alibaba's O2O business, leading the application of technology and business operation, from May 2008 to May 2014.

Mr. Chen received a bachelor's degree in information and computing science from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in June 2005, and received a master's degree in computer applied technology from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in July 2010.

Mr. YANG Yi (楊懿), aged 41, is a co-founder and an executive Director, and has been serving as our chief operation officer since May 2015. Mr. Yang is responsible for human resources, government relations and daily operations of the Group. Mr. Yang is also a director of Tuya Global.

Prior to co-founding the Company, Mr. Yang worked as a business development senior expert at Alibaba Group from April 2011 to May 2015, where he was responsible for developing business opportunities for multiple projects including mobile payment at Alibaba's O2O business and Alibaba Cloud.

Mr. Yang received a bachelor's degree in international business and economics from Guangdong University of Foreign Studies (廣東外語外貿大學) in the PRC in October 2004.



Ms. LIU Yao (劉堯), aged 47, is an executive Director, and has been serving as our Senior Vice President and chief financial officer since May 2019. Ms. Liu is responsible for capital market, investment, finance, legal and internal controls, strategy analysis and planning of the Group.

Prior to joining the Company, Ms. Liu worked at Deutsche Bank Group from July 2007 to December 2009, where her last position was associate in global banking division. Ms. Liu worked at UBS AG from December 2009 to May 2014, where her last position was executive director in investment bank division. Prior to May 2016, Ms. Liu worked at Red Capital Group Limited. From May 2016 to July 2018, Ms. Liu was the founding partner of RJ Capital Group. Ms. Liu had been an independent non-executive director at Zhengzhou Coal Mining Machinery Group Co., Ltd. (鄭州煤礦機械集團股份有限公司) (a company listed on the Hong Kong Stock Exchange, stock code: 564; a company listed on Shanghai Stock Exchange, stock code: 601717) from June 2014 to June 2020.

Ms. Liu received a bachelor's degree in materials chemistry from Xiamen University (廈門大學) in the PRC in July 1996, and a master's degree in business administration from the University of Pennsylvania in the United States in May 2007.

Non-Executive Director

Ms. HONG Jing (洪婧), aged 49, is a non-executive Director. Ms. Hong is responsible for providing professional opinion and judgment to the Board. Ms. Hong was appointed as our Director since March 2021.

Ms. Hong has been engaged in growth stage private equity investment for over 15 years. Prior to joining the Company, Ms. Hong worked at McKinsey & Company from August 1998 to June 2005 and at which her last position was engagement manager, as a senior associate at Warburg Pincus LLC from September 2005 to December 2005. Ms. Hong served various positions in General Atlantic LLC from January 2008 to December 2012, including the principal, head of global emerging markets consumer sector, and managing director as her last position. Subsequently, Ms. Hong served as a partner of investment research department of Zhuhai Gaoling Equity Investment Management Ltd. (珠海高瓴股權投資管理有限公司) from January 2013 to February 2018, after which Ms. Hong founded Ningbo Gaocheng Houde Equity Investment Co., Ltd. (寧波高成厚德股權投資管理有限公司) as the founding partner. Ms. Hong is also the director of Gaocheng Holdings GP Ltd., the general partner of the investment fund which wholly owns GTY Holdings Limited.

Ms. Hong received a bachelor's degree in international finance and a master's degree in management engineering from Tsinghua University (清華大學) in the PRC in July 1996 and June 1998, respectively. Ms. Hong also received a master's degree in business administration from Harvard University in the United States in June 2005.

Independent Non-Executive Directors

Mr. HUANG Sidney Xuande (黃宣德), aged 57, is appointed as an independent non-executive Director. Mr. Huang is responsible for providing independent professional opinion and judgement to the Board.

Mr. Huang has over 15 years of experience in the technology and internet industry. He is currently a senior advisor of JD.com, Inc. (a company listed on the Nasdaq, symbol: JD, and secondary listed on the Hong Kong Stock Exchange, stock code: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. He has been an independent non-executive director of Kuaishou Technology (a company listed on the Hong Kong Stock Exchange, stock code: 1024) since February 2021 and an independent director of Yatsen Holding Limited (a company listed on the NYSE, symbol: YSG) since November 2020. Mr. Huang was a director of Bitauto Holdings Limited (a company which was listed on the NYSE and privatized in November 2020) from November 2010 to August 2020.

Directors and Senior Management

Prior to joining JD.com, Inc. in September 2013, Mr. Huang had served multiple top management roles for VanceInfo Technologies Inc., including its co-president, chief operating officer and chief financial officer as well as the chief financial officer of its successor company, Pactera Technology International Ltd., after the merger. He was an investment banker at Citigroup Global Markets Inc. in New York from August 2002 to July 2004. He held various positions including audit manager at KPMG LLP from January 1997 to August 2000 and qualified as a Certified Public Accountant in the State of New York in October 1999.

Mr. Huang is currently a Foundation Fellow at St Anthony's College of the University of Oxford where he was an Academic Visitor focusing on geoeconomics from October 2021 to September 2022. He received an MBA degree from the J.L. Kellogg School of Management at Northwestern University in the United States in June 2002 and a bachelor's degree in accounting from Bernard M. Baruch College of The City University of New York in the United States in February 1997. Mr. Huang has the appropriate qualifications under Rule 3.10(2) of the Listing Rules.

Mr. QIU Changheng (邱昌恒), aged 47, is appointed as an independent non-executive Director. Mr. Qiu is responsible for providing independent professional opinion and judgement to the Board.

Mr. Qiu is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Ltd. (鯤騰(海南)股權投資基金管理有限公司) since July 2017. Prior to that, he served at Taobao (China) Software Co., Ltd. (淘寶(中國)軟件有限公司) from December 2004 to May 2016, where his last position was vice president.

Mr. Qiu received a bachelor's degree in physics from Zhejiang University (浙江大學) in the PRC in June 1997 and a MBA degree from Peking University (北京大學) in the PRC in June 2004.

Mr. KUOK Meng Xiong (郭孟雄) (alias GUO Mengxiong), aged 41, is appointed as an independent non-executive Director. Mr. Kuok is responsible for providing independent professional opinion and judgement to the Board.

Mr. Kuok has been the Chief Executive Officer of K3 Venture Partners Pte. Ltd. since January 2020. He worked as Vice President (Projects) at Shangri-La International Hotel Management Ltd from October 2012 to February 2017. Mr. Kuok has been an independent non-executive director of TVS Motor Company Limited (a company listed on the National Stock Exchange of India Ltd., symbol: TVSMOTOR) since March 2021.

Mr. Kuok received his bachelor's degree in science from Cornell University in the United States in January 2007.

Mr. YIP Pak Tung Jason (葉栢東), aged 40, is appointed as an independent non-executive Director. Mr. Yip is responsible for providing independent professional opinion and judgement to the Board.

Mr. Yip worked in the audit division of PricewaterhouseCoopers in Canada from May 2003 to May 2007. He was a manager at PricewaterhouseCoopers in Hong Kong from June 2007 to June 2010. Mr. Yip worked in Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Hong Kong Stock Exchange, stock code: 9988) from June 2010 to May 2022, where he served as a senior director of finance, primarily responsible for the group's financial reporting and technical accounting and share-based compensation administration and management.

Mr. Yip received a bachelor's degree of commerce from the University of British Columbia in Canada in May 2005. Mr. Yip qualified as a Chartered Accountant in Canada in January 2007 and has been a member of the Hong Kong Institute of Certified Public Accountants since September 2016.

SENIOR MANAGEMENT

Our senior management team comprises of Mr. Wang, Mr. Chen, Mr. Yang, Ms. LIU Yao, who are each an executive Director, and Mr. Zhou. For details of Mr. Wang, Mr. Chen, Mr. Yang, Ms. LIU Yao, please refer to "Directors – Executive Directors" above.

Mr. ZHOU Ruixin (周瑞鑫), aged 40, is a co-founder and has been serving as our chief technology officer of our Group since June 2014. Mr. Zhou is responsible for the overall technology research and development of the products of the Company.

Mr. Zhou has been leading our technology teams and is playing a vital role in building the Tuya IoT cloud platform. Mr. Zhou has over 11 years' experience in cloud infrastructure development. Prior to co-founding the Company, Mr. Zhou served as research and development, operation and maintenance engineer at Hangzhou Detian Information Technology Co., Ltd. (杭州德天信息技術有限公司) which operated PHPWind from 2006 to May 2008, and was acquired by Alibaba Group in May 2008. Mr. Zhou served at Alibaba Group, where he was responsible for technical operations works in PHPWind and Alibaba Cloud from May 2008 to April 2014.

Mr. Zhou received a bachelor's degree in information and computing science from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in June 2005.

JOINT COMPANY SECRETARIES

Mr. CHAI Xiaolang (柴曉浪), aged 29, has been appointed as our joint company secretary with effect from January 2022. Mr. Chai joined our Group in June 2019 and has served as the director of capital markets of the Group. Prior to joining our Group, Mr. Chai worked at Hangzhou Hikvision Digital Technology Co., Ltd. ("**Hikvision**") from July 2018 to June 2019, during which he served as a senior finance specialist at Hikvision headquarter and as financial director at Hikvision North America. From January 2015 to June 2018, Mr. Chai worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP as an auditor of audit and assurance division.

Mr. Chai received a bachelor's degree in finance from Shanghai University (上海大學) in the PRC in July 2014.

Ms. TANG King Yin (鄧景賢) has been appointed as our joint company secretary with effect from January 2022. Ms. Tang is a senior manager of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. She has over 10 years of experience in the corporate secretarial field. She is a Chartered Secretary, Chartered Governance Professional and an associate member of both The Hong Kong Chartered Governance Institute (HKCGI) (formerly The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly The Institute of Chartered Secretaries and Administrators) in the United Kingdom.

Ms. Tang received a bachelor's degree in Business Administration from Hong Kong Shue Yan University in July 2011 and a master's degree in Corporate Governance and Compliance from Hong Kong Baptist University in November 2021.

CHANGES TO DIRECTORS' INFORMATION

Save as disclosed below, since the Listing Date up to the Latest Practicable Date, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Corporate Governance Report

CORPORATE GOVERNANCE

The Board is pleased to present the corporate governance report for the Company for the Relevant Period.

CORPORATE GOVERNANCE CULTURE

The Company recognizes the value and importance of achieving high corporate governance standards to enhance corporate performance, transparency and accountability, and to further earn the trust of shareholders and public. The Company is committed to upholding high standards of corporate governance which, it believes, is crucial to the development of the Company and safeguarding the interests of the shareholders of the Company. Corporate governance is the process by which the Board instructs management of the Group to conduct its affairs to ensure the achievement of its objectives. The board is committed to adopt sound governance and disclosure practices, and will continuously improve these practices and establish a highly ethical corporate culture.

For more details about the corporate governance culture, please also refer to the ESG Report which will be presented in a separate report and published on the websites of the Company's investor relations at ir.tuya.com and the Hong Kong Stock Exchange at www.hkexnews.hk.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability.

The Company has adopted the principles and code provisions of the Corporate Governance Code set forth in Appendix 14 of the Listing Rules as the basis of the Company's corporate governance practices.

During the Relevant Period, we have complied with all the applicable code provisions of the Corporate Governance Code as set forth in Appendix 14 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this provision because Mr. Wang performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang's experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company's business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.



The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group's overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend splitting the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate taking into account the circumstances of the Group as a whole.

The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were listed on the Hong Kong Stock Exchange on July 5, 2022, since which time the Model Code has been applicable to the Company.

The Company has adopted the Model Code as its code of conduct regarding directors' securities transactions.

Specific enquiry has been made of all the Directors and the Directors have confirmed that they have complied with the Model Code throughout the Relevant Period.

The Company has also established written guidelines (the "**Employees Written Guidelines**") no less exacting than the Model Code for securities transactions by employees who, because of such office or employment, are likely to possess inside information in relation to the Company or its securities. No incident of non-compliance of the Employees Written Guidelines by the employees was noted by the Company.

BOARD OF DIRECTORS

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsibility for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of Executive Directors and Non-executive Directors (including Independent Non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

Corporate Governance Report

BOARD COMPOSITION

The Board currently comprises nine members consisting of four executive Directors, one non-executive Director and four independent non-executive Directors.

During the Relevant Period and up to the Latest Practicable Date, the composition of the Board comprised the following Directors:

Executive Directors

Mr. WANG Xueji *(Co-chairman, chief executive officer and member of compensation committee)*
Mr. CHEN Liaohan *(Co-chairman, member of nomination committee)*
Mr. YANG Yi
Ms. LIU Yao

Non-executive Directors

Ms. HONG Jing

Independent non-executive Directors

Mr. HUANG Sidney Xuande (*Chairman of audit committee*)
Mr. QIU Changheng *(Chairman of compensation committee, nomination committee and corporate governance committee and member of audit committee)*
Mr. KUOK Meng Xiong (alias GUO Mengxiong) *(Member of audit committee, compensation committee, nomination committee and corporate governance committee)*
Mr. YIP Pak Tung Jason

The biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 48 to 51 of this annual report.

There are no financial, business, family or other material/relevant relationship between members of the Board.

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the Corporate Governance Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meetings will involve the active participation, either in person or through electronic means of communication, of a majority of directors entitled to be present, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors. For other Board meetings, notice shall be given two (2) calendar days prior to the meeting counting from the date service is deemed to take place as provided in the Articles of Association and excluding the proposed date of the Board meeting, provided that such requirement may be waived in writing by a majority of the Directors then in office. All Directors are given the opportunity to include items or businesses for discussion in the agenda. To enable the Directors to be properly briefed on issues arising at each of the Board meetings and to make informed decisions, an agenda and the accompanying Board papers will be sent to all Directors in a timely manner of every Board meeting.

During the Relevant Period, 2 Board meetings, 4 Board committee meetings and an annual general meeting were held. The forthcoming annual general meeting of the Company is expected to be held no later than June 30, 2023.

A summary of the attendance record of the Directors at Board meetings, Board committee meetings and the annual general meeting of the Company held during the Relevant Period is set out in the following table:

| | Number of meeting(s) attended/Number of meeting(s) held | | | | | |
Director	Annual general meeting	Board meeting	Audit Committee meeting	Compensation Committee meeting	Nomination Committee meeting	Corporate Governance Committee meeting
Executive Director						
Mr. WANG Xueji	1/1	2/2	N/A	1/1	N/A	N/A[Note 1]
Mr. CHEN Liaohan	1/1	2/2	N/A	N/A	1/1	N/A[Note 1]
Mr. YANG Yi	1/1	2/2	N/A	N/A	N/A	N/A[Note 1]
Ms. LIU Yao	1/1	2/2	N/A	N/A	N/A	N/A[Note 1]
Non-executive Director						
Ms. HONG Jing	1/1	2/2	N/A	N/A	N/A	N/A[Note 1]
Independent non-executive director						
Mr. HUANG Sidney Xuande	1/1	2/2	2/2	N/A	N/A	N/A[Note 1]
Mr. QIU Changheng	1/1	2/2	2/2	1/1	1/1	N/A[Note 1]
Mr. KUOK Meng Xiong (alias GUO Mengxiong)	1/1	1/2	2/2	1/1	1/1	N/A[Note 1]
Mr. YIP Pak Tung Jason	1/1	2/2	N/A	N/A	N/A	N/A[Note 1]

Note:

1. No meeting of the corporate governance committee as held during the period from the Listing Date to December 31, 2022 as the Group was only listed on the Hong Kong Stock Exchange on July 5, 2022. A meeting of the corporate governance committee was held on March 1, 2023 to conduct an annual review of corporate governance matters of the year ended December 31, 2022.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The independent non-executive Directors have brought in a wide range of business and financial expertise, experience and independent judgement to the Board. Through active participation in the Board meetings and serving on various Board committees, all independent non-executive Directors will continue to make various contributions to the Company.

The Board has at all times during the Relevant Period met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing at least one-third of the Board members, and that at least one of the independent non-executive Directors has appropriate professional qualifications or accounting or related financial management expertise.

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent and meet the independence guidelines as set out in Rule 3.13 of the Listing Rules.

BOARD INDEPENDENCE

The Company recognizes the importance of board independence to corporate governance. In particular, the following mechanisms are in place in order to ensure that there is a strong independent element on the Board which is key to the Board's effectiveness:

Corporate Governance Report

- In assessing whether a potential candidate is qualified to become an independent director of the Company, the Nomination and Corporate Governance Committee and the Board will consider, among others, whether the candidate is able to devote sufficient time on performing his/her duties as an independent director of the Company, and the background and qualification of the candidate, in order to assess whether such candidates are able to bring independent views to the Board.

- In considering whether an independent director should be proposed for re-election, the Nominating and Corporate Governance Committee and the Board will assess and evaluate the independent director's contribution to the Board during the term, in particular, whether the independent director was able to bring independent views to the Board.

The Company will ensure that there are channels (in addition to independent directors) where independent views are available, including but not limited to availability of access by directors of the Company to external independent professional advice to assist their performance of duties.

The Board reviews the implementation and effectiveness of the aforesaid mechanism on a periodic basis.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Pursuant to code provision B.2.2 of the Corporate Governance Code, every director, including those appointed for specific term, should be subject to retirement by rotation at least once every three years. Pursuant to Rule 8A.29 of the Listing Rules, the independent non-executive directors of an issuer with a WVR structure must be subject to retirement by rotation at least once every three years.

A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the first annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting. At every annual general meeting of the Company the independent non-executive Directors for the time being shall retire from office by rotation provided that every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring independent non-executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat.

Each of the executive Directors has entered into a director agreement with the Company. The term of appointment shall be for an initial term of three years from June 16, 2022 or until the third annual general meeting of the Company after the Listing Date (whichever is earlier).

The non-executive Director has entered into a director agreement with the Company. The term of appointment shall be for an initial term of three years from June 16, 2022 or until the third annual general meeting of the Company after the Listing Date (whichever is earlier).

Each of the independent non-executive Directors has entered into a director agreement with the Company. The term of appointment shall be three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date (whichever is earlier) (subject always to re-election and rotation as and when required under the Articles of Association).



RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for leadership and control of the Company, overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs and acting in the best interests of the Company and its Shareholders. The Board makes decisions objectively in the interests of the Company. All Directors have full and timely access to all the information of the Company, and may upon request, seek independent professional advice in appropriate circumstances at the Company's expenses for discharging their duties. All Directors, including the non-executive Director and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure include but is not limited to the functions described in code provisions C.1.2, C.1.6 and C.1.7 in Part 2 of Appendix 14 to the Listing rules. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing and operations.

The Board reserves for its decision on all major matters relating to policy matters, strategies and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant financial and operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

The Directors shall disclose to the Company details of other offices held by them.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written charter. The charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and internal controls, oversee our compliance with legal and regulatory requirements in relation to financial statements and accounting matters, review our policies and practices with respect to risk assessment and risk management, review the adequacy of our internal control over financial reporting, review the fairness and appropriateness of all related party transactions, and make recommendations to the Board on the appointment, reappointment and removal of the extremal auditor.

The Audit Committee comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

Corporate Governance Report

During the Relevant Period, the Audit Committee met two times. The Audit Committee has reviewed the 2022 interim report and the consolidated financial statements of the Group for the year ended December 31, 2022, including the audited consolidated annual results for the year ended December 31, 2022 of the Group, and has met with the independent auditor of the Company, PricewaterhouseCoopers two times during the Relevant Period. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company, internal control and financial reporting matters, appointment of external auditor, engagement of non-audit services and relevant scope of works, connected transaction and arrangements for employees to raise concerns about possible improprieties. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has audited the consolidated annual results for the year ended December 31, 2022 of the Group.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are, among other things, to review and make recommendations to the Board with respect to policy and structure for all directors' and senior management's remuneration, review and approve remuneration proposals with reference to the Board's corporate goals and objective, review and approve the compensation payable to our Directors and senior management for any loss or termination of office or appointment, review our management succession planning as well as evaluation of and development plans for potential successors to the executive officers, review and submit for Board's approval of our executive compensation and benefits policies, and review and assess risks arising from our employee compensation policies and practices consider time commitment and responsibilities and employment conditions.

The Compensation Committee comprises three Directors, being Mr. Wang, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Compensation Committee.

The Compensation Committee met once during the Relevant Period to review and make recommendation to the Board on the terms of the director compensation and the compensation of the executive officers and senior management.

For details of the compensation of the senior management by band, please refer to the section headed "Emoluments of Directors, the Five Highest Paid Individuals and Senior Management" on page 33 of this annual report.

The Company's compensation policy is to ensure that the compensation offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The compensation packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The compensation for the executive Directors comprises basic salary, allowances and benefits in kind, contribution to retirement benefit scheme on the directors' behalf performance and discretionary related bonus. The compensation policy for non-executive Directors and independent non-executive Directors is to ensure that non-executive Directors and independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The compensation for the non-executive Directors and independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Directors and senior management shall receive options to be granted under the Company's 2015 Equity Incentive Plan. Individual Directors and senior management have not been involved in deciding their own compensation.



Pursuant to Rule 17.07A of the Listing Rules, the material matter relating to the 2015 Equity Incentive Plan that was reviewed and approved by the compensation committee during the Reporting Period is summarized below:

The total number of awards that can be granted in the fiscal year of 2023 shall be 11,570,931, which represent 2% of the total 578,546,560 ordinary Shares of the Company issued and outstanding as of December 20, 2022, being the date of relevant meeting of the Compensation Committee.

Nomination Committee

The Company has established a Nomination Committee in compliance with Rule 8A.27 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Nomination Committee are, among other things, to review and evaluate the size, composition, function and duties of the Board, recommend criteria for the selection of candidates to the Board and its committees and identify qualified individuals, recommend to the Board the persons to be nominated for election at the next annual or special meeting of Shareholders at which Directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meeting and recommend Directors for appointment to Board committees, and make recommendations to the Board as to determinations of Director independence, oversee the evaluation of the Board and oversee and set compensation for the Company's directors.

The Nomination Committee comprises three Directors, being Mr. Chen, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Nomination Committee.

The Nomination Committee held one meetings during the Relevant Period and reviewed the structure, size and composition of the Board and the independence of the Independent Non-executive Directors, to consider the qualifications of the retiring Directors standing for re-election at the Annual General Meeting, taking into account the Company's board diversity policy and director nomination policy. The Nomination Committee considered an appropriate balance of diversity perspectives of the Board is maintained.

Corporate Governance Committee

The Company has established a Corporate Governance Committee in compliance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Corporate Governance Committee are, among other things, to review our actions in furtherance of our corporate social responsibility and corporate governance principles, develop and recommend to the Board the Code of Business Conduct and Ethics, ensure that the Company is operated and managed for the benefit of all the Shareholders, and ensure our compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

The Corporate Governance Committee comprises two independent non-executive Directors, being Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. QIU Changheng as the chairman of the Corporate Governance Committee.

The Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

Corporate Governance Report

The Corporate Governance Committee will be required to review the compensation and terms of engagement of the Company's compliance advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor.

As the Class A Ordinary Shares were only listed on the Hong Kong Stock Exchange on July 5, 2022, no Corporate Governance Committee meetings were held during the Relevant Period. On March 1, 2023, the Corporate Governance Committee held a meeting, and reviewed the following matters:

(i)   the Company's policies and practices on corporate governance;

(ii)   the training and continuous professional development of directors and senior management;

(iii)   the code of business conduct and ethics applicable to employees and Directors;

(iv)   the Company's compliance with the Corporate Governance Code and disclosure in this corporate governance report;

(v)   the Company is operated and managed for the benefit of all the Shareholders;

(vi)   the management of conflicts of interest of the Company and any potential conflict of interest between the Company, its subsidiaries or Consolidated Affiliated Entity and/or Shareholder on one hand and the WVR Beneficiaries on the other;

(vii)   all risks related to the Company's WVR structure, including connected transaction between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR Beneficiary on the other;

(viii) effective and ongoing communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35;

(ix)   the Company's various policies and practices on compliance with legal and regulatory requirements; and

(x)   the matters covered in Rule 8A.30 of the Listing Rules.

The Corporate Governance Committee reviewed and confirmed to the Board that there is sufficient corporate governance measures to manage the potential conflicts of interest between the Group and the WVR Beneficiaries. The measures include (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest abstain from voting on the relevant board resolution, and (iii) the compliance advisor is consulted on any matters related to transactions involving the WVR Beneficiaries or a potential conflict of interest between the Group and the WVR Beneficiaries. The Corporate Governance Committee recommended the Board to continue the implementation of the corporate governance measures and to review the effectiveness of these measures from time to time.

After reviewing the remuneration and terms of engagement of the compliance advisor, the Corporate Governance Committee confirmed to the Board that nothing has came to its attention that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor. Therefore, the Corporate Governance Committee recommended the Board to continue the engagement of the current compliance advisor of the Company.



The Corporate Governance Committee has confirmed that (i) the WVR Beneficiaries have been members of the Board throughout the Relevant Period, (ii) no matters under Rule 8A.17 of the Listing Rules have occurred during the Relevant Period, and (iii) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Relevant Period.

BOARD DIVERSITY POLICY

The Company is committed to promoting the culture of diversity in the Company. It has strived to promote diversity to the extent practicable by taking into consideration a number of factors in its corporate governance structure.

The Company has adopted a board diversity policy which sets out the objective and approach to achieve and maintain diversity of the Board in order to enhance the effectiveness of the Board. Pursuant to the board diversity policy, the Company seeks to achieve Board diversity through the consideration of a number of factors, including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience. As of December 31, 2022, the Nomination Committee had reviewed the board diversity policy and considers that the Directors have a balanced mix of knowledge and skills, including knowledge and experience in the areas of information technology, engineering and finance. They obtained degrees in various areas including information and technology science, cloud computing and computer applied technology, international business and economics, business administration, law, finance, accounting, investment, engineering, physics, history, and chemistry. As of the date of this report, the Board comprises seven male members (including three executive Directors and four independent non-executive Directors) and two female members (including an executive Director and a non-executive Director).

The Company aims to maintain an appropriate balance of diversity perspectives that are relevant to the Company's business growth and is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered. The Nomination Committee is responsible for reviewing the diversity of the Board. It will from time to time review the Company's board diversity policy, develop and review measurable objectives for implementing the policy, and monitor the progress on achieving these measurable objectives in order to ensure that the policy remains effective. Such measurable objectives include selection of candidates based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and length of service.

The Nomination Committee will continue to revisit the board diversity policy and monitor its implementation from time to time (including without limitation, the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile to develop and review measurable objectives for implementing the policy, and to monitor the progress on achieving these measurable objectives in order to ensure that the policy remains effective). The Nomination Committee will also continue to use best efforts to identify and recommend suitable female candidates for the Board's consideration in the future to ensure that gender diversity can be maintained.

As of December 31, 2022, there were 1,835 salaried employees of the Group, of which 1,276 were male and 559 were female. As at December 31, 2022, the gender ratio in the workforce (including senior management) was approximately 2.3 males to 1 female. The Company will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness.

Corporate Governance Report

The Company will continue to maintain gender diversity on the Board and the Nomination Committee will proactively consider the increase in the proportion of female members when selecting and making recommendations on suitable candidates for Board membership. Based on business development and operational needs, the Company will take into full consideration of the following factors when recruiting its employees, including skills, age and gender diversity, and will strive to achieve a balanced proportion of our employee in skills, age and gender.

DIVIDEND POLICY

The Company has adopted a policy on payment of dividends, which outlines the principles and guidelines that the Company intends to apply in relation to the declaration, payment and distribution of dividends to the Shareholders. It taking into account various elements including but not limited to the earnings, cash flow, financial conditions, capital requirements, statutory fund reserve requirements of the Group and any other conditions which the Board may deem relevant.

The Company has not previously declared or paid any cash dividend or dividend in kind and it has no plan to declare or pay any dividends in the near future on the Shares or the ADSs representing the Class A Ordinary Shares. The Company does not have a fixed dividend payout ratio. The Company currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand its business.

The Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, the Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If the Company pays any dividends on its ordinary shares, it will pay those dividends which are payable in respect of the Class A Ordinary Shares underlying the ADSs to the depositary, as the registered holder of such Class A Ordinary Shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A Ordinary Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

After due consideration of the Shareholders' as well as the Company's long-term interests, the Board did not recommend the payment of a final dividend for the year ended December 31, 2022.

As of December 31, 2022, there was no arrangement under which a shareholder had waived or agreed to waive any dividends.

DIRECTOR NOMINATION POLICY

The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nomination Committee.

The Company has adopted a nomination policy for the nomination of directors, which aims to ensure the Board has a balance of skills, knowledge, experience and diversity of perspectives appropriate to the Company's corporate strategy, business needs and development, as well as provide formal, clear and transparent procedures, process and criteria for the Nomination Committee to identify and nominate suitable candidate(s) to the Board either to fill a causal vacancy or as an addition to the Board; or make recommendations to the Shareholders for re-election at general meetings.



The Nomination Committee shall oversee searches for, conduct due diligence and identify qualified individuals for membership on the Board, and make recommendations to the Board on the appointment or reappointment of directors and succession planning for Directors. The Nomination Committee shall identify individuals suitably qualified to become Board members and recommend individuals for membership on the Board and its committees for approval by the Board and/or the shareholders, if applicable. In making its recommendations for Board and committee membership, the Committee shall consider various factors to assess the suitability of a proposed candidate including, among others, integrity and reputation, professional qualification, Board diversity, age, skills, background, ethnicity, and experience. If the relevant proposed candidate is recommended as independent non-executive director, the Nomination Committee shall also consider whether the candidate meets the requirements for independence under the applicable rules under the Hong Kong Stock Exchange and NYSE.

The Company's director nomination policy sets out the non-exhaustive factors for assessing the suitability and the potential contribution to the Board of a proposed candidate, including but not limited to the following:

•   Integrity and reputation;

•   Educational background, professional qualifications and work experience (including part-time jobs);

•   Whether or not they have the necessary skills and experience;

•   Whether or not they are able to spend sufficient time and energy to handle the Company's affairs;

•   Whether or not they will promote the diversity of the Board in all aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and term of office;

•   Whether or not the candidates for independent directors meet the requirements for independence under Rule 3.13 of the Listing Rules; and

•   Any other relevant factors as determined by the Nomination Committee or the Board from time to time.

During the Relevant Period, there was no change in the composition of the Board.

The Nomination Committee will review the director nomination policy, from time to time and as appropriate, to ensure its effectiveness.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors should participate in continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for the Directors would be arranged and reading material on relevant topics would be provided to the Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company's expenses. They shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the board remains informed and relevant.

Corporate Governance Report

Every newly appointed Director should receive formal, comprehensive and tailored induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules and relevant statutory requirements.

During the Reporting Period, the key methods of attending continuous professional development by each of the Directors are recognized as follow:

Director	Attended training session(Note1)	Reading materials(Note2)
Mr. WANG Xueji	✓	✓
Mr. CHEN Liaohan	✓	✓
Mr. YANG Yi	✓	✓
Ms. LIU Yao	✓	✓
Ms. HONG Jing	✓	✓
Mr. HUANG Sidney Xuande	✓	✓
Mr. QIU Changheng	✓	✓
Mr. KUOK Meng Xiong (alias GUO Mengxiong)	✓	✓
Mr. YIP Pak Tung Jason	✓	✓

Note:
1,   Including but not limited to briefings, seminars, conferences and workshops
2,   Reading relevant news alerts, newspapers, journals, magazines and relevant publications

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2022. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

PricewaterhouseCoopers has stated in the independent auditor's report on pages 72 to 76 of this annual report its reporting responsibilities on the Company's consolidated financial statements for the year ended December 31, 2022.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for evaluating and determining the nature and extent of the risks the Company is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems and is responsible for reviewing the effectiveness of the systems. The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and the systems can only provide reasonable but not absolute assurance against material misstatement or loss.

The Audit Committee has been established to assist the Board to monitor the implementation of the Company's risk management policies on an ongoing basis to ensure that the Company's risk management and internal control system is adequate and effective in identifying, managing, and mitigating risks involved in its business operations and financial reporting.



The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including project management, sales and leasing, financial reporting, human resources and information technology.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

All divisions conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by each division/department.

The management, in coordination with division heads, assessed the likelihood of risk occurrence, provide treatment plans, and monitor the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems.

The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for the Relevant Period.

The Company's internal audit department is in charge of independent review of the adequacy and effectiveness of internal controls and reporting to the Audit Committee on any issues identified. The internal audit department members are responsible for holding regular meetings to discuss any internal control issues faced and the corresponding measures to implement toward resolving such issues. The internal audit department is also responsible for reporting to the Audit Committee to ensure that any major issues identified thereby are communicated to the committee in a timely manner. The Audit Committee is then responsible for discussing these issues and reporting to the Board as necessary.

For the Relevant Period, the Board, supported by the Audit Committee as well as the management report and the internal audit finding, has conducted an annual review of the risk management (including ESG risks) and internal control system of the Company, and considered that such systems are effective and adequate. The annual review also covered the financial reporting, internal audit function, adequacy of resources, staff qualifications and experiences, as well as the adequacy of training programs and budget of the Company's accounting, internal audit and financial reporting functions.

The Group acknowledges its responsibilities under the SFO and the Listing Rules and the overriding principle that inside information should be announced promptly. The Group has developed its disclosure policy which provides a general guide to the Directors, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited. The procedures and internal controls for the handling and dissemination of inside information are as follows:

• the Group conducts its affairs with close regard to the disclosure requirement under the Listing Rules and the relevant laws and regulations of the place where the Company's securities are listed;

Corporate Governance Report

- the Group has implemented and disclosed its policy on true and accurate, timely and fair disclosure by pursuing broad, non-exclusive distribution of information to the public through channels such as financial reporting, public announcements and the Company's website;

- the Group has strictly prohibited unauthorized use of confidential or inside information; and

- the Group has established and implemented procedures for responding to external enquiries about the Group's affairs, so that any staff of the Company shall strictly observe relevant requirements on information disclosure within the scope of authority.

The Company has in place the Whistleblowing Policy for employees of the Company and those third parties who deal with the Company (such as customers or suppliers) to raise concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in financial reporting, internal control and other matters related to the Company.

The Company has also in place the Anti-Corruption Compliance Policy to safeguard against corruption and bribery within the Company. The Company has an internal reporting channel that is open and available for employees of the Company to report any suspected corruption and bribery. Employees can also make anonymous reports to the Company's department, which is responsible for investigating the reported incidents and taking appropriate measures. The Company continues to carry out anti-corruption and anti-bribery activities to cultivate a culture of integrity, and actively organizes anti-corruption training and inspections to ensure the effectiveness of anti-corruption and anti-bribery.

During the year ended December 31, 2022, the Company held anti-corruption trainings and briefings to all employees. There were no non-compliance cases in relation to bribery and corruption.

JOINT COMPANY SECRETARIES

Mr. CHAI Xiaolang and Ms. TANG King Yin are the Company's joint company secretaries. Ms. Tang is currently a senior manager of corporate services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Mr. Chai, a joint company secretary of the Company, has been designated as her primary contact person at the Company who would work and communicate with Ms. Tang on the Company's corporate governance and secretarial and administrative matters. All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters.

Mr. Chai and Ms. Tang have confirmed that each of them has received not less than 15 hours of relevant professional training during the Relevant Period in compliance with Rule 3.29 of the Listing Rules.

Biographical details of Mr. Chai and Ms. Tang are set out in the section headed "Directors and Senior Management" on page 51 of this annual report.

Corporate Governance Report

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of the audit and non-audit services provided by the independent auditor to the Company for the Reporting Period is set out below:

Service category	Fees paid/payables USD'000
Audit services (including audit for the Company's listing on the Hong Kong Stock Exchange)	1,890
Non-audit services (internal control consulting and tax consulting)	nil

SHAREHOLDERS' RIGHTS

To safeguard shareholder interests and rights, separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions shall be determined by poll and not on a show of hands, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders

Pursuant to Articles 64 to 68 of the Articles of Association, an extraordinary general meeting shall be convened and resolutions shall be added to a meeting agenda on a requisition of any one or more Shareholders holding, on the date of deposit of the requisition in the aggregate, not less than one-tenth of the paid up capital of the Company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing not less than one-tenth of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of 3 calendar months after the expiration of the said 21 calendar days. A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors. However, the Articles of Association do not provide the shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such Shareholders.

Procedure for Shareholders to Propose A Person for Election as A Director

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

Putting Forward Enquiries to the Board

The Company will not normally deal with verbal or anonymous enquiries. The Shareholders may send written enquiries to the Company, for the attention of the Board.

Corporate Governance Report

Contact Details

Shareholders may send their enquiries or requests to the following for the attention of the Joint Company Secretaries:

Address: 10/F, Building A, Huace Center, Xihu District, Hangzhou, Zhejiang Province, China

Email: ir@tuya.com

For the avoidance of doubt, shareholder(s) shall deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above addresses, apart from the registered office of the Company, and provide their full name, contact details and identification in order to give effect thereto. The Shareholders' information may be disclosed as required by law.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company believes that effective communication with shareholders is essential for enhancing investor relations and investor's understanding of the Company's business performance and strategies. The Company has adopted a Shareholders' communication policy with the aim of promoting effective communication with the Shareholders and other stakeholders, encouraging the Shareholders to engage actively with the Company, and enabling the Shareholders to exercise their rights as shareholders effectively.

To ensure that the shareholders and potential investors are provided with ready, equal and timely access to balanced and understandable information about the Company, the Company has established several channels to communicate and maintain an on-going dialogue with the shareholders as follows:

(i) Corporate communications

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors' report, annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. The Corporate Communication of the Company will be published on the website of the Stock Exchange (www.hkex.com.hk) and the website of the U.S. Securities and Exchange Commission (www.sec.gov) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to the Shareholders and non-registered holders of the Company's securities in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules.

(ii) Announcements and Other Documents pursuant to the Listing Rules

The Company shall publish announcements (on inside information, corporate actions and transactions etc.) and other documents (e.g. Memorandum and Articles of Association) on the websites of the Stock Exchange and the U.S. Securities and Exchange in a timely manner in accordance with the Listing Rules

(iii) Company's website

Any information or documents of the Company posted on the websites of the Stock Exchange and the U.S. Securities and Exchange will also be published on the Company's website (ir.tuya.com)



(iv) Shareholders' Meetings

The annual general meeting and other general meetings of the Company are primary forum for communication between the Company and its Shareholders. The Company shall provide Shareholders with relevant information on the resolutions(s) proposed at a general meeting in a timely manner in accordance with the Listing Rules. The information provided shall be reasonably necessary to enable Shareholders to make an informed decision on the proposed resolution(s). The Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Where appropriate or required, the Chairperson of the Board and other Board members, the chairpersons of board committees or their delegates, and the external auditors should attend general meetings of the Company to answer Shareholders' questions (if any).

(v) Shareholders' Enquiries

Enquiries about Shareholdings

The shareholders should direct their enquiries about their shareholdings to the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, by access its online feedback website www.computershare.com/hk/contact or call its hotline at +852 2862 8555, or go in person to its public counter at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Enquiries about Corporate Governance or Other Matters to be put to the Board and the Company

The Company will not normally deal with verbal or anonymous enquiries. The shareholders may send written enquiries to the Company, for the attention of the Board by mail to Huace Center, Building A, 10/F, Xihu District, Hangzhou City, Zhejiang Province, 310012, China.

Apart from formal communication channels mentioned-above, the Company also publishes press releases and newsletters which Shareholders can subscribe to for the Company's latest updates. To facilitate investors' understanding of the Company's business development, the Company also organizes roadshows and site visits to our offices and showroom for investors. The Company also actively participates in communication with the investor community. In this regard, the Company participated in a number of investment forums and engaged in numerous exchanges with business analysts and fund management companies through various means.

The Board regularly reviews our existing channels of communication with Shareholders and investors to make sure that they remain effective and provides recommendations for improvements when needed. After review of the Shareholders' communication policy which sets out the various communication channels available to the Shareholders to communicate their views on the matters affecting the Company and direct their views to the Company, and the corporate communication made available by the Company to the Shareholders by different means, the Board considers our current practices were effectively implemented during the Reporting Period.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

During the Relevant Period, the Company has adopted the latest Memorandum and Articles and Association by a special resolution passed at the Post-Listing GM held on November 1, 2022. Details of the amendments are set out in the circular dated September 15, 2022 to the Shareholders. An up to date version of the Company's Memorandum and Articles of Association is also available on the Company's website and the Stock Exchange's website.

Other Information

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP measures excluding the impact of share-based compensation expenses, which are non-cash in nature, from the respective GAAP measure. The Company presents the non-GAAP financial measure because it is used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP measures is that they do not reflect all items of expenses that affect the Group's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Group's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the Company's non-GAAP financial measures to the most directly comparable U.S. GAAP measures are set forth below.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE U.S. GAAP MEASURES

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,	
	2021	2022
Reconciliation of operating expenses to non-GAAP operating expenses		
Research and development expenses	(174,289)	**(144,942)**
Add: Share-based compensation expenses	14,542	**14,692**
Adjusted Research and development expenses	(159,747)	**(130,250)**
Sales and marketing expenses	(75,384)	**(55,662)**
Add: Share-based compensation expenses	6,702	**6,825**
Adjusted Sales and marketing expenses	(68,682)	**(48,837)**
General and administrative expenses	(71,589)	**(67,513)**
Add: Share-based compensation expenses	44,845	**47,502**
Adjusted General and administrative expenses	(26,744)	**(20,011)**
Reconciliation of loss from operations to non-GAAP loss from operations		
Loss from operations	(183,560)	**(168,186)**
Add: Share-based compensation expenses	66,089	**69,019**
Non-GAAP Loss from operations	(117,471)	**(99,167)**
Non-GAAP Operating margin	(38.9)%	**(47.6)%**
Reconciliation of net loss to non-GAAP net loss		
Net loss	(175,424)	**(146,175)**
Add: Share-based compensation expenses	66,089	**69,019**
Non-GAAP Net loss	(109,335)	**(77,156)**
Non-GAAP Net margin	(36.2)%	**(37.1)%**
Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	489,149,533	**553,527,529**
Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.22)	**(0.14)**

Independent Auditor's Report

To the Shareholders of Tuya Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of Tuya Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 77 to 145, comprise:

- the consolidated balance sheet as at 31 December 2022;

- the consolidated statement of comprehensive loss for the year then ended;

- the consolidated statement of changes in shareholders' equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter identified in our audit is related to impairment provision for inventories.

Key Audit Matter	How our audit addressed the Key Audit Matter
Impairment provision for inventories	
Refer to notes 2(j) and 6 to the consolidated financial statements.	We performed the following procedures to address this key audit matter:
As at 31 December 2022, the Group's balance of gross inventories was USD51.8 million, against which a provision of USD6.4 million was made.	o We assessed the inherent risk of material misstatement by considering degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;
The estimation of impairment provision for inventories involves significant management judgment based on the consideration of key factors such as aging profile, future sales projection, estimated selling prices and estimated selling expenses of the respective inventories.	o We understood and evaluated management's internal controls and assessment process of impairment provision for inventories and tested the controls over management's estimation of impairment provision for inventories;
We focused on auditing the impairment provision for inventories because the estimation of net realisable value is subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment provision for inventories is considered significant due to the subjectivity of assumptions used.	o We understood and evaluated the appropriateness of the method used by management in the assessment of impairment provision for inventories;
	o We tested the aging profile of inventories items on a sampling basis by checking relevant documents, including goods receipt notes;
	o We tested the assumptions used in determination of net realisable value, on a sampling basis, including future sales projection, estimated future selling prices and selling expenses, based on current and future market conditions, consumption, and inventory on hand, including duration of supply; and

Independent Auditor's Report

Key Audit Matter	How our audit addressed the Key Audit Matter
	o We checked the mathematical accuracy of the calculation of the provision for inventories through comparing the carrying amount of the inventories, on a sampling basis, to their net realisable value.
	We found that management's method and judgments used in estimating impairment provision for inventories were supported by the evidence we gathered.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

*   Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

*   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

Independent Auditor's Report

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Jack Li.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong,
26 April 2023

Consolidated Balance Sheets

As of December 31, 2021 and 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2021 US$	As of December 31, 2022 US$
ASSETS			
Current assets:			
Cash and cash equivalents		963,938	**133,161**
Restricted cash		638	**–**
Short-term investments	2(e),4	102,134	**821,134**
Accounts receivable, net	5	32,701	**12,172**
Notes receivable		1,393	**2,767**
Inventories, net	6	62,582	**45,380**
Prepayments and other current assets	7	27,882	**8,752**
Total current assets		1,191,268	**1,023,366**
Non-current assets:			
Property, equipment and software, net	8	6,805	**3,827**
Operating lease right-of-use assets, net	10	22,181	**9,736**
Long-term investments	2(e),9	26,078	**18,031**
Other non-current assets	7	1,818	**1,179**
Total non-current assets		56,882	**32,773**
Total assets		1,248,150	**1,056,139**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 1,221 and 1,422 as of December 31, 2021 and 2022, respectively):			
Accounts payable	11	12,212	**9,595**
Advance from customers		31,088	**27,633**
Deferred revenue, current	2(q),13	9,254	**6,821**
Accruals and other current liabilities	12	50,847	**33,383**
Lease liabilities, current	10	5,697	**3,850**
Total current liabilities		109,098	**81,282**
Non-current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 38 and nil as of December 31, 2021 and 2022, respectively):			
Lease liabilities, non-current	10	16,048	**5,292**
Deferred revenue, non-current	2(q),13	859	**394**
Other non-current liabilities	12	8,484	**7,004**
Total non-current liabilities		25,391	**12,690**
Total liabilities		134,489	**93,972**

Consolidated Balance Sheets

As of December 31, 2021 and 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2021 US$	As of December 31, 2022 US$
Shareholders' equity:			
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	15	–	–
Class A ordinary shares (US$0.00005 par value; 600,000,000 and 800,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 491,846,560 and 499,146,560 shares issued as of December 31, 2021 and 2022, respectively; 480,241,752 and 473,550,229 shares outstanding as of December 31, 2021 and 2022, respectively)	15	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 79,400,000 and 79,400,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	15	4	4
Treasury stock (US$0.00005 par value; 11,604,808 and 25,596,331 shares as of December 31, 2021 and 2022, respectively)		(46,930)	(86,438)
Additional paid-in capital		1,526,140	1,584,764
Accumulated other comprehensive income/(loss)		2,320	(22,115)
Accumulated deficit		(367,898)	(514,073)
Total shareholders' equity		1,113,661	962,167
Total liabilities and shareholders' equity		1,248,150	1,056,139

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2021 and 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Year Ended December 31, 2021 US$	2022 US$
Revenue	2(q)	302,076	208,172
Cost of revenue		(174,209)	(118,749)
Gross profit		127,867	89,423
Operating expenses:			
Research and development expenses		(174,289)	(144,942)
Sales and marketing expenses		(75,384)	(55,662)
General and administrative expenses		(71,589)	(67,513)
Other operating incomes, net		9,835	10,508
Total operating expenses		(311,427)	(257,609)
Loss from operations		(183,560)	(168,186)
Other income/(loss)			
Other non-operating incomes, net		1,958	2,904
Financial income, net	14	7,286	18,546
Foreign exchange (loss)/gain, net		(618)	2,441
Loss before income tax expense		(174,934)	(144,295)
Income tax expense	18	(490)	(1,880)
Net loss		(175,424)	(146,175)
Net loss attributable to Tuya Inc.		(175,424)	(146,175)
Net loss attributable to ordinary shareholders		(175,424)	(146,175)
Net loss		(175,424)	(146,175)
Other comprehensive income/(loss)			
Changes in fair value of long-term investments		357	(9,493)
Foreign currency translation		1,482	(14,942)
Total comprehensive loss attributable to Tuya Inc.		(173,585)	(170,610)
Net loss attributable to Tuya Inc.		(175,424)	(146,175)
Net loss attributable to ordinary shareholders		(175,424)	(146,175)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	19	489,149,533	553,527,529
Net loss per share attributable to ordinary shareholders-basic and diluted	19	(0.36)	(0.26)
Share-based compensation expenses were included in:			
Research and development expenses		14,542	14,692
Sales and marketing expenses		6,702	6,825
General and administrative expenses		44,845	47,502

Consolidated Statements of Changes in Shareholders' Equity/(Deficit)

For the years ended December 31, 2021 and 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Ordinary shares (US$0.00005 par value) Number of shares issued	Amount US$	Additional paid-in capital US$	Treasury stock Number of shares issued	Amount US$	Accumulated other comprehensive income US$	Accumulated deficit US$	Total shareholders' equity/(deficit) US$
Balance as of December 31, 2020		221,980,000	11	27,315	–	–	481	(192,474)	(164,667)
Issuance of ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance	15	45,076,479	2	904,730	–	–	–	–	904,732
Issuance of ordinary shares prior to Initial Public Offering	15	16,026,282	1	199,999	–	–	–	–	200,000
Conversion of redeemable preferred shares	16	278,163,799	14	333,653	–	–	–	–	333,667
Issuance of ordinary shares reserved for equity incentive plan	15	10,000,000	1	–	(10,000,000)	(1)	–	–	–
Repurchase of ordinary shares	15	–	–	–	(7,008,269)	(53,645)	–	–	(53,645)
Exercise of share option and vested restricted share unit		–	–	(5,646)	5,403,461	6,716	–	–	1,070
Net loss		–	–	–	–	–	–	(175,424)	(175,424)
Fair value change of long-term investment		–	–	–	–	–	357	–	357
Foreign currency translation adjustment		–	–	–	–	–	1,482	–	1,482
Share-based compensation		–	–	66,089	–	–	–	–	66,089
Balance as of December 31, 2021		571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661

Consolidated Statements of Changes in Shareholders' Equity/(Deficit)



For the years ended December 31, 2021 and 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Ordinary shares (US$0.00005 par value) Number of shares issued	Amount US$	Additional paid-in capital US$	Treasury stock Number of shares issued	Amount US$	Accumulated other comprehensive income/(loss) US$	Accumulated deficit US$	Total shareholders' equity US$
Balance as of December 31, 2021		571,246,560	29	1,526,140	(11,604,808)	(46,930)	2,320	(367,898)	1,113,661
Repurchase of ordinary shares	15	–	–	–	(18,839,849)	(59,631)	–	–	(59,631)
Exercise of share option and vested restricted share unit		–	–	(19,084)	4,848,326	20,123	–	–	1,039
Issuance of ordinary shares upon the Dual Primary Listing, net of cost of issuance	15	7,300,000	–	8,689	–	–	–	–	8,689
Net loss		–	–	–	–	–	–	(146,175)	(146,175)
Fair value change of long-term investment		–	–	–	–	–	(9,493)	–	(9,493)
Foreign currency translation adjustment		–	–	–	–	–	(14,942)	–	(14,942)
Share-based compensation		–	–	69,019	–	–	–	–	69,019
Balance as of December 31, 2022		**578,546,560**	**29**	**1,584,764**	**(25,596,331)**	**(86,438)**	**(22,115)**	**(514,073)**	**962,167**

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Year Ended December 31, 2021	Year Ended December 31, 2022
		US$	US$
Cash flows from operating activities:			
Net loss		(175,424)	**(146,175)**
Adjustments to reconcile net loss to net cash			
generated from operating activities:			
Share-based compensation		66,089	**69,019**
Depreciation and amortization of property, equipment and software	8	3,369	**3,443**
Amortization of right-of-use assets	10	6,981	**4,766**
Allowance for doubtful receivables	5	1,030	**288**
Inventory write-downs	6	1,806	**4,067**
Loss/(gain) on disposal of property, equipment and software		365	**(219)**
Loss/(gain) on foreign currency exchange rates		618	**(2,441)**
Investment loss		–	**2,167**
Fair value change on short-term and long-term investments	14	833	**(7,449)**
Cash flows from operating activities:			
Changes in operating assets and liabilities:			
Accounts receivable		(23,430)	**20,241**
Notes receivable		7,733	**(1,374)**
Inventories		(22,121)	**13,135**
Prepayments and other current assets		(13,134)	**8,893**
Other non-current assets		(89)	**639**
Accounts payable		(10,947)	**(2,617)**
Advance from customers		4,010	**(3,455)**
Deferred revenue		5,938	**(2,898)**
Income tax payable		(159)	**–**
Accruals and other payables		19,109	**(24,280)**
Lease liabilities		(7,164)	**(4,924)**
Other non-current liability		8,484	**(1,480)**
Net cash used in operating activities		(126,103)	**(70,654)**
Cash flows from investing activities:			
Payment for short-term investments		(468,705)	**(1,257,697)**
Proceeds from disposal of short-term investments		385,549	**543,790**
Purchase of property, equipment and software		(6,193)	**(710)**
Proceeds from disposal of property, equipment and software		28	**464**
Provision of bridge loans		(2,930)	**–**
Loan repayment		628	**–**
Payment for long-term investments		(21,334)	**(1,575)**
Proceeds from other investing activities		–	**1,503**
Net cash used in investing activities		(112,957)	**(714,225)**

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2022
(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	Year Ended December 31,	
		2021	2022
		US$	US$
Cash flows from financing activities:			
Proceeds from issuance of Class A ordinary shares upon Initial Public Offering and related over-allotment option, net of cost of issuance		904,732	–
Payment for repurchase of ordinary shares		(64,000)	**(48,678)**
Proceeds from issuance of ordinary shares prior to Initial Public Offering		200,000	–
Proceeds from exercise of share options		1,070	**1,039**
Proceeds from issuance of Class A ordinary shares upon the Dual Primary Listing, net of cost of issuance		–	**9,057**
Net cash generated from/(used in) financing activities		1,041,802	**(38,582)**
Effect of exchange rate changes on cash and cash equivalents, restricted cash		2,879	**(7,954)**
Net increase/(decrease) in cash and cash equivalents, restricted cash		805,621	**(831,415)**
Cash and cash equivalents, restricted cash at the beginning of year		158,955	**964,576**
Cash and cash equivalents, restricted cash at the end of year		964,576	**133,161**
Supplemental cash flow disclosures			
Cash paid for income tax		(616)	**(843)**
Supplemental schedule of non-cash investing activities			
Conversion from bridge loan into investment		2,302	–

	Note	As of December 31,	
		2021	2022
		US$	US$
Cash and cash equivalents	2(f)	963,938	**133,161**
Restricted cash	2(g)	638	–
Total cash, cash equivalents and restricted cash shown in the statement of cash flows		964,576	**133,161**

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal Activities

Tuya Inc. (the "Company") was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity ("VIE") (collectively referred to as the "Group") are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the "Smart device distribution").

(b) History of the Group

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. ("Hangzhou Tuya Technology"), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the "Registered Shareholders") together with two unrelated investors of Series Angel financing (the "Non-Registered Shareholders VIE Investors") by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. ("the WFOE") was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology's shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the "VIE") became the variable interest entity of the Group. After the completion of this transaction, the Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE's shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE's shareholders. The contractual arrangements were further amended in January 2022. The amendments discussed herein did not impact the VIE accounting treatment discussed further in Note 2(b).

1. ORGANIZATION AND PRINCIPAL ACTIVITIES *(Continued)*

(b) History of the Group *(Continued)*

As of December 31, 2021 and 2022, the Company's principal subsidiaries and consolidated VIE are as follows:

Name of subsidiaries	Date of incorporation	Place of incorporation	Principle place of operation	Registered capital	Percentage of direct or indirect ownership December 31, 2021	2022	Principal activities	Statutory auditors December 31, 2021	2022
Tuya (HK) Limited	September 12, 2014	Hong Kong, China, as limited liability company	China	USD 1.00	100%	100%	Investment holding and business development	Ng Ka Hong, Certified Public Accountant (Practising)	(i)
Hangzhou Tuya Information Technology Co., Ltd.	December 5, 2014	Hangzhou, China, as limited liability company	China	USD 300,000,000.00	100%	100%	Sales of IoT PaaS, Smart devices, SaaS and Others and research and development	Shanghai Shunda Accounting Firm Co., LTD	(i)
Tuya Smart Inc.	July 19, 2019	Delaware, United States	United States	-	100%	100%	Business development	N/A	N/A
Tuya Global Inc.	July 22, 2015	California, United States	United States	-	100%	100%	Business development	N/A	N/A
Tuya smart (India) Private Limited	January 31, 2019	Gurgaon, India	India	INR 100,000,000.00	100%	100%	Business development	Brahmayya & Co.	(i)
Tuya smart (Colombia) S.A.S	July 2, 2019	Medellin, Colombia	Colombia	COP 1,000,000.00	100%	100%	Business development	N/A	N/A
Tuya GmbH	May 13, 2019	Hamburg, Germany	Germany	EUR 25,000.00	100%	100%	Business development	N/A	N/A
Tuya Japan Co., Ltd.	January 23, 2019	Tokyo, Japan	Japan	JPY 100,000,000.00	100%	100%	Business development	N/A	N/A
Zhejiang Tuya Smart Electronics Co., Ltd.	May 9, 2020	Hangzhou, China, as limited liability company	China	USD 60,000,000.00	100%	100%	Sales of Smart devices	Shanghai Shunda Accounting Firm Co., LTD	(i)

Name of VIE	Date of incorporation	Place of incorporation	Principle place of operation	Registered capital	Economic interest held December 31, 2021	2022	Principal activities	Statutory auditors December 31, 2021	2022
Hangzhou Tuya Technology Co., Ltd.	June 16, 2014	Hangzhou, China, as limited liability company	China	CNY 10,000,000.00	100%	100%	No substantial business	Shanghai Shunda Accounting Firm Co., LTD	(i)

Note (i): The statutory financial statements for these companies are yet to be issued for the year ended December 31, 2022.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES *(Continued)*

(b) History of the Group *(Continued)*

The VIE operated de minimis business activities and had no material impact on the Company's financial position, results of operations or cash flows for the years ended December 31, 2021 and 2022.

(c) COVID-19 impact and liquidity

For the year ended December 31, 2022, the Group's financial performance was impacted by COVID-19 and its impact to commercial activities in China. For the year ended December 31, 2021, the Group's financial performance was not significantly impacted by COVID-19. Prospective impacts to the Group and its financial results relating to the pandemic will depend on future developments, which are highly uncertain and cannot be predicted at this time. Based on the assessment on the Group's liquidity and financial positions, the Group believes that its current cash and cash equivalents and short-term investments will be sufficient to enable it to meet its anticipated working capital requirements and capital expenditures for at least the next twelve months from the date these consolidated financial statements are issued.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance.

Principal accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Basis of Consolidation

The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, and the VIE have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations ("ASC 810") on accounting for the VIE, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity's activities are on behalf of the investor.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(c) Use of Estimates

The preparation of the Group's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, long-lived assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to impairment provision for inventories, valuation allowance for deferred tax assets, stand-alone selling prices (SSP) for each distinct performance obligation, the valuation of ordinary shares and share-based compensation. Estimates are based on historical experiences and on various assumptions that the Group believes are reasonable under current circumstances. As of December 31, 2021 and 2022, the Group considered the economic implications of the COVID-19 on its significant judgments and estimates. Given that changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ materially from those estimates.

(d) Functional Currency and Foreign Currency Translation

The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group's other subsidiaries and VIE is their respective local currency as determined based on the criteria of ASC 830, *Foreign Currency Matters*.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange related gains or loss.

The financial statements of the Group's entities using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Group's subsidiaries incorporated in PRC are translated into US$ at fiscal year-end exchange rates, while income and expense items are translated at average exchange rates prevailing during each period presented, representing the index rates stipulated by the People's Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders' equity on the consolidated financial statements.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(e) Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value include:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

- Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, account receivables, notes receivable, certain other current assets, long-term investments, trade payables and certain accruals and other liabilities. As of December 31, 2021 and 2022, except for short-term investments, debt securities and equity securities with readily determinable fair value included in long-term investments, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. The Group reports equity securities with readily determinable fair value included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. The Group reports time deposits and wealth management products included in short-term investments and the derivative instruments included in prepayment and other current asset at fair value, and discloses their fair value based on level 2 measurement. The Group reports equity securities with readily determinable fair value included in long-term investments at fair value and discloses the fair value of these investments based on level 2 measurement. The Group reports investment in available-for-sale debt securities included in long-term investments at fair value and discloses the fair value of these investments based on level 3 measurement.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(e) Fair Value Measurements *(Continued)*

The following table sets forth the Group's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

Description	Fair value as of December 31, 2021 US$	Quoted Prices in Active Markets for Identical Assets (Level 1) US$	Significant Other Observable Inputs (Level 2) US$	Significant Unobservable Inputs (Level 3) US$
Assets:				
Short-term investments	102,134	4,624	97,510	–
Derivative instruments	74	–	74	–
Long-term investments	26,078	–	495	25,583
	128,286	4,624	98,079	25,583

Description	Fair value as of December 31, 2022 US$	Quoted Prices in Active Markets for Identical Assets (Level 1) US$	Significant Other Observable Inputs (Level 2) US$	Significant Unobservable Inputs (Level 3) US$
Assets:				
Short-term investments	821,134	2,249	818,885	–
Long-term investments	18,031	–	366	17,665
	839,165	2,249	819,251	17,665

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(e) Fair Value Measurements *(Continued)*

The roll forward of major Level 3 investments are as follows:

	US$
Fair value of Level 3 investments as of December 31, 2020	–
New addition	25,226
The change in fair value of the investments	357
Fair value of Level 3 investments as of December 31, 2021	25,583
New addition	1,575
The change in fair value of the investments	(9,493)
Fair value of Level 3 investments as of December 31, 2022	17,665

Management determined the fair value of these Level 3 investments based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of December 31, 2021 and 2022 are as follows:

	As of December 31,	
	2021	**2022**
Unobservable Inputs		
Expected volatility	37%-69%	**40%-63%**
Probability	Liquidation scenario:40%	**Liquidation scenario:35%-45%**
	Redemption scenario:40%	**Redemption scenario:35%-45%**
	IPO scenario: 20%	**IPO scenario: 10%-30%**

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(g) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group's restricted cash is substantially cash balance on deposit required by its business partners and commercial banks. The restricted cash balance for the year ended December 31, 2021 was related to deposits for foreign currency forward contracts, and were subsequently released from the restriction in January 2022.

(h) Short-term Investments

Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, ii) structured deposits and wealth management products issued by banks which contains fixed or variable interest with original maturities within one year, and iii) equity securities with readily determinable fair value which the Group has intention to sell within one year. The time deposits and wealth management products are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in financial income, net in the consolidated statements of comprehensive loss.

(i) Accounts Receivable, net

Accounts receivables are presented net of allowance for doubtful accounts. The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Group determines the allowance for doubtful accounts by taking into consideration various factors including but not limited to historical collection experience and creditworthiness of the customers. Accounts receivable balances are written off after all collection efforts have been exhausted.

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are negotiable instruments with cash settlement from commercial banks within 6 months. Upon receipt of the bank acceptance notes, the Group's accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of nil, and nil were endorsed to suppliers for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the endorsed bank acceptance notes but yet due were nil and nil, respectively. The Group sells bank acceptance notes to financial institutions without recourse in the normal course of business through factoring arrangements. These bank acceptance notes transferred without recourse were US$13,814 and US$4,620 for the years ended December 31, 2021 and 2022 respectively, and were derecognized.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2.   PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(j)   Inventories, net

Inventories are comprised of finished goods, work in process, raw materials and low value consumables and spare parts. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventories, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased.

(k)   Operating Leases

The Group adopted ASC 842, Leases, on January 1, 2019 on modified retrospective basis. The Group determines if an arrangement is a lease at inception. Operating leases are primarily for office and warehouse and are included in operating lease right-of-use assets, net, operating lease liabilities, current and operating lease liabilities, non-current on its consolidated balance sheets. Operating lease right-of-use assets represent the Group's right to use an underlying asset for the lease term and operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right-of-use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Group's leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease right-of-use assets also includes any lease payments made and excludes lease incentives. The Group's lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right-of-use assets and liabilities when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive loss. The Group has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

(l)   Internal-Use Software Development Costs

The Group recognizes its internal-use software development costs related to its IoT cloud platform functions, including related website, software and mobile applications in accordance with ASC 350-50 "Website development costs" and ASC 350-40 "Internal-use software". Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. Cost capitalized for developing IoT cloud platform functions were not material for the periods presented.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(m) Property, Equipment and Software

Property, equipment and software are stated at historical cost less accumulated depreciation, amortization and impairment loss, if any. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Leasehold improvements	the shorter of their useful lives and the lease terms
Computers and electronic equipment	3 years
Office equipment	3 years
Software	3 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and improvements that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. The Group recognized the gain or loss on the disposal of property, equipment and software in the consolidated statements of comprehensive loss.

Construction in progress represents assets under construction. Construction in progress is transferred to property, equipment and software and depreciation or amortization commences when an asset is ready for its intended use.

(n) Long-term Investments

Long-term investments represent the Group's equity security investments and debt security investments in the periods presented. Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded in financial income, net in the consolidated statements of comprehensive loss. Debt security investments that have readily determinable fair value, are accounted for as available-for-sale security investments and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income in the consolidated statements of comprehensive loss.

(o) Impairment of Long-lived Assets

For other long-lived assets including property, equipment and software and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recognized for the years ended December 31, 2021 and 2022.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(p) Value Added Taxes

The Group's subsidiaries and the VIE in the PRC are subject to value-added taxes ("VAT") on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group.

The Company's two subsidiaries, Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. obtained their software copy certificate in July and December 2020, respectively, and are eligible for the VAT refund-upon-collection policy, which entitles Hangzhou Tuya Information Technology Co., Ltd. and Zhejiang Tuya Smart Electronics Co., Ltd. to receive relevant refunds for the amount of VAT in excess of 3% of its actual tax burden upon completion of relevant the VAT refund filling process. The VAT refund received is recorded in other operating incomes, net in the consolidated statements of comprehensive loss. For the years ended December 31, 2021 and 2022, VAT refunds received by the Company was US$8,919 and US$6,211, respectively.

(q) Revenue Recognition

The Group accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

Revenue is recorded net of value-added tax.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(q) Revenue Recognition *(Continued)*

The Group's revenue was disaggregated by its major revenue streams in the years presented as follows:

	Year Ended December 31,	
	2021	**2022**
	US$	**US$**
IoT PaaS	261,360	**152,914**
Smart device distribution	22,153	**25,446**
SaaS and others	18,563	**29,812**
Total revenue	302,076	**208,172**

I. *Revenue from IoT PaaS*

IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities (embedded in modules), app development, and device optimization solutions. The Company determined there are two distinct performance obligations in the delivery of IoT PaaS products including: (1) IoT PaaS products with edge capabilities, app development and device optimization solutions, and; (2) cloud-based connectivity and basic IoT services provided to customers and end consumers. The Group allocates the transaction price to each performance obligation based on their relative standalone selling price. The standalone selling price for IoT PaaS products is estimated based on the competitor's pricing for similar products in the market, adjusted for entity-specific factors. As the standalone selling price of the cloud-based connectivity and basic IoT services is not directly observable, it is estimated by the Group by using an expected cost plus a margin approach. Key areas of judgment include the selection of relevant cloud and other costs necessary to satisfy the performance obligation and estimated profit margins. For the delivery of IoT PaaS product, revenue is recognized when IoT PaaS products are accepted by customers, which is the point that control of the product is transferred to the customers. A receivable is recognized when the IoT PaaS products are delivered and accepted by customers as this is the point in time that the consideration is unconditional. For cloud-based connectivity and basic IoT services, revenue is deferred and subsequently recognized from the end consumer's activation to the end of the estimated IoT PaaS product's life cycle on a straight-line basis. Based on the Group's historical information, activation occurs, on average, an estimated 6 months after the IoT PaaS products are delivered to customers. The length of life cycle of the IoT PaaS products is estimated based on the historical data in previous years and by referencing the life cycle of different smart devices (e.g. lighting, security and monitoring devices) which ranged from 1.5 to 2 years.

Return allowances for IoT PaaS products are estimated based on historical experiences and accounted for as reduction of net revenue.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(q) Revenue Recognition *(Continued)*

I. Revenue from IoT PaaS *(Continued)*

The Group provides sales rebates to its customers from time to time, which is accounted for as reduction of net revenue.

The Group started a membership program (the "2019 Membership Program") in the fourth quarter of 2019. In the 2019 Membership Program, customers pay a fixed fee in exchange for IoT PaaS discount, VIP technical support, valued added services ("VAS" i.e., customized app development), and free participation in promotional activities. The promise to provide for technical support related services, the promotion related services and VAS are considered immaterial promises in the contract and are not considered distinct performance obligations. The membership fee is refundable if the volume requirements are met when the membership period ends. The Group historically generally refunds the membership fees even if the volume requirements are not met. Therefore, the Group does not expect being able to keep any of the membership fees and such fees are recorded as a refund liability under the 2019 Membership Program.

The Group launched a new membership program (the "2020 Membership Program") in the fourth quarter of 2020 and no longer offered 2019 Membership Program ever since. In the 2020 Membership Program, customers pay a non-refundable fixed fee in exchange for member-exclusive IoT PaaS discounts within the membership period of typically 12 months. The Group records the upfront fixed membership fee as a deferred revenue and recognizes revenue on a straight-line basis typically over the 12-month membership period in which customers entitle to the membership.

II. Revenue from smart device distribution

In certain circumstances, the Group offers select brands, primarily customers who prefer not to deal with multiple OEMs, an option to purchase directly from the Group finished smart devices where IoT PaaS is deployed. After the brands place purchase orders directly with the Group, the Group then sources the appropriate smart devices from OEMs based on the type of devices, hardware specifications and other metrics. The Group determines that there are two distinct performance obligations for its smart device distribution including the (1) smart devices embedded with IoT PaaS; and (2) cloud-based connectivity and basic IoT services. The transaction price allocation and revenue recognition are the same as the revenue from IoT PaaS.

The Group presents the revenue generated from its smart device distribution on a gross basis as the Group has control of the smart devices before they are transferred to the brand customers. In making this determination, the Group concludes it meets the principles of control and that it is the primary obligor to the brand customers, are subject to inventory risk and have latitude in establishing prices.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(q) Revenue Recognition *(Continued)*

III. Revenue from SaaS and others

SaaS and other revenue mainly include industry SaaS, customized software development and configuration, and other VAS to both business customers and the end consumers.

Industry SaaS is a vertical-focused software solution that enables businesses to easily and securely deploy, connect, and manage large numbers of smart devices for which the Group generally charges an annual subscription fee. These services include software authorization and standard SaaS platform maintenances and technical support.

Customized software development and configuration mainly relate to contracts for the specific IT needs of the brands. The contracts generally include fixed milestone payments determined based on expected labor hours to complete the milestone.

VAS primarily includes complementary services that are provided to brands and OEMs such as app launch, AI-powered virtual voice assistants, and data analytics and others. Such arrangements with the customers are short term and the performance obligations are satisfied at one point of time. VAS also include cloud-based services for the end customers such as IoT data storage, push messaging, object detection and digital content.

There are different kinds of contracts included in the SaaS and others, and each contract may contain multiple elements. The Group identifies the distinct performance obligations and allocates transaction price to each distinct performance obligation based on relative estimated standalone selling price. Revenue is recognized when the performance obligations are satisfied, which is either over the period of time in which the Group performs these services or at one point of time.

Remaining performance obligations

The remaining performance obligations primarily relate to the Group's provision of i) cloud-based connectivity and basic IoT services; ii) membership services; and iii) SaaS and others, and all three of them are included in deferred revenue.

The amounts allocated to the cloud-based connectivity and basic IoT services are deferred and recognized on a straight-line basis over the estimated IoT PaaS product's life cycle. The Group apportions deferred revenue between current and non-current based upon cloud-based connectivity and basic IoT services to be provided over the life cycle of smart devices. Deferred revenue relating to the Group's cloud services that have an expiration date of less than 12 months are classified as current, otherwise non-current.

Starting from the fourth quarter of 2020, there are i) upfront fixed membership fee received and recorded as part of the deferred revenue, it is recognized as revenue on a straight-line basis typically over the 12-month membership period in which customers are entitled to the membership; and ii) amounts related to providing industry SaaS (included in SaaS and others), in general, the Company charges annual subscription fee, which is deferred and recognized on a straight-line basis typically over the 12-month service period.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(q) Revenue Recognition *(Continued)*

III. Revenue from SaaS and others *(Continued)*

Remaining performance obligations (Continued)

As of December 31, 2021 and 2022, the aggregate amount of transaction price allocated to the remaining performance obligations was US$10,113 and US$7,215, respectively, of which US$9,254 and US$6,821 were recorded in current deferred revenue while US$859 and US$394 were recorded in non-current deferred revenue, respectively.

The Group's contract liability, including both deferred revenue and advances from customers, is US$41,201 and US$34,848 as of December 31, 2021 and 2022, respectively.

The Group applies the practical expedient to omit disclosure of information about the transaction price allocated to remaining performance obligations and when revenue will be recognized, for contracts which have a duration of one year or less. The remaining amounts recorded in non-current deferred revenue of US$859 and US$394 as of December 31, 2021 and 2022, respectively, would likely be recognized within 18 to 36 months.

The Group provides warranty for IoT PaaS and smart device distribution mainly for one year. The Group accrues a warranty reserve for all IoT PaaS and smart device distribution, which include the Group's best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future. The warranty reserve expected to be incurred is included within accruals and other liabilities in the consolidated balance sheets.

(r) Advances from Customers

Amounts recorded in the advances from customers account represent cash payments made upfront by the Group's customers under each sales contract. These amounts are not yet reclassified to the deferred revenue account because the Group has not started to fulfil any of its performance obligations identified under the contract at the time. The amounts in the advances from customers are reclassified to either revenue or deferred revenue when the Group commences fulfilment of its performance obligation, depending on whether respective revenue is to be recognized at one point of time or over the period of time. If the Group fulfils its performance obligation at one point of time, the related amount in the advances from customers will be reclassified and recognized as revenue; whereas for the performance obligation that the Group starts to provide over the period of time, the amount in the advances from customers will be reclassified to deferred revenue.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(s) Cost of Revenues

Cost of revenue consists primarily of purchase price of materials, manufacturing charges from outsourced factories, estimated warranty costs, inventories write-downs, payroll cost of production support personnel and third-party cloud infrastructure expenses that are directly attributable to the sales of products or services rendered. Inbound shipping charges to receive raw materials from suppliers are included in the inventories and recognized as cost of revenues upon sale of products and render of services.

(t) Research and Development Expenses

Research and development expenses consist primarily of payroll cost including share-based compensation expenses for research and development personnel, third-party cloud infrastructure expenses incurred for research and development purposes, rental expenses and depreciation and other expenses in associated with research and development functions. The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. See Note 2(l)-Internal-Use Software Development Costs.

(u) Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll cost including share-based compensation expenses for sales and marketing personnel, promotion and marketing expenses, rental expenses and depreciation and other expenses in associated with sales and marketing functions. Advertising expenses consist primarily of costs for the promotion of the Group's corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2021 and 2022, advertising and marketing costs totalled US$13,637 and US$5,355, respectively.

(v) General and Administrative Expenses

General and administrative expenses consist primarily of payroll cost including share-based compensation expenses for corporate personnel, general office expenses, rental expenses and depreciation and other expenses in associated with general and administrative functions. The auditor's remuneration in relation to audit and audit-related services provided for the years ended December 31, 2021 and 2022 were USD$1,800 and USD$1,890, respectively.

(w) Government Grants

Government grants are recognized as other operating incomes, net, or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive loss upon receipts as all conditions attached to the grants are fulfilled. Government grants included as other operating incomes, net in the consolidated statements of comprehensive loss amounted to US$10,423 and US$10,350 for the years ended December 31, 2021 and 2022, respectively.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(x) Employee Social Security and Welfare Benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group's obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive loss amounted to US$42,944 and US$44,505 for the years ended December 31, 2021 and 2022, respectively.

(y) Income Taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(y) Income Taxes *(Continued)*

The Group's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group's liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group's effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. For the years ended December 31, 2021 and 2022, there were no uncertain tax position liabilities.

(z) Share-based Compensation

The Company grants restricted shares to the Registered Shareholders (also as key member of management), share options and Restricted Share Units ("RSUs") of the Company to eligible employees and non-employees. The Company accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

The Registered Shareholders and employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period. For share-based awards granted with only service conditions to its PRC employees, the Group allows accelerated full vesting upon occurrence of a Change in Control (including defined in the Group's Equity Incentive Plan), cumulative share-based compensation expenses for the share-based awards should be recorded upon the completion of the Change in Control.

For non-employees' share-based awards, the Group adopted ASU 2018-07 "Improvements to Non-employee Share-Based Payment Accounting" for the periods presented. In accordance with ASU 2018-07, it clarifies that equity-classified non-employee share-based awards are measured at the grant date. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Non-employee share-based awards are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(z) Share-based Compensation *(Continued)*

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behaviour, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees' future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management's estimates and assumptions.

The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards. In accordance with ASU 2016-09, the Group made an entity-wide accounting policy election to account for forfeitures when they occur.

(aa) Treasury stocks

Treasury stocks are accounted for using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stocks account on the consolidated balance sheets. When the Company reissues treasury stock at an amount greater or less than it paid to repurchase the shares, the realized gain or loss is recognized in the consolidated statements of changes in shareholders' equity/(deficit).

(ab) Loss per Share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group's ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(ac) Comprehensive Loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

(ad) Segment Reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision maker in deciding how to allocate resources and assess performance. The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. As the Group's long-lived assets are substantially located in the PRC and substantially all the Group's revenue are derived from within the PRC, no geographical segments are presented. Hence, the Group has only one operating segment and one reportable segment.

(ae) Recently Issued Accounting Pronouncements

The Group qualifies as an "emerging growth company", or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

New and Amended Standards Adopted by the Group

In January 2020, the FASB issued ASU 2020-01 Investments-Equity securities (Topic 321), Investments – Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)-Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. ASU 2020-01 is effective for fiscal years and interim periods beginning after December 15, 2021 for the Group. Early adoption is permitted. The impact of the adoption was not material.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(ae) Recently Issued Accounting Pronouncements *(Continued)*

New and Amended Standards Adopted by the Group (Continued)

In November 2021, the FASB issued ASU 2021-10, Disclosures by Business Entities about Government Assistance (Topic 832). The amendment requires a business entity to provide certain disclosures when it has entered into a legally enforceable agreement with a government to receive value, and accounts for the transaction using a grant or contribution accounting model by analogy. ASU 2021-10 is effective for fiscal years beginning after December 15, 2021 for all business entities. The impact of the adoption was not material.

New and Amended Standards not yet Adopted by the Group

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2022 for the Group, with early adoption permitted. The FASB further issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, ASU 2019-10, Financial Instruments-Credit Losses (Topic 326): Effective Dates, and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. The amendments in these ASUs provide clarifications to ASU 2016-13. In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses, Troubled Debt Restructurings and Vintage Disclosures. The new standard requires that an entity apply the loan refinancing and restructuring guidance in ASC 310 to all loan modifications and/or receivable modifications. It also enhances disclosure requirements for certain refinancing and restructurings by creditors when a borrower is experiencing financial difficulty and requires disclosure of current-period gross charge-offs by year of origination in the vintage disclosure. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Group has determined that the impact of this new guidance on its consolidated financial statements is not expected to be material.

3.   RISKS AND CONCENTRATION

(a)   Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and notes receivable.

The Group deposits its cash and cash equivalents and short-term investments with major financial institutions which the Group believes that no significant credit risk with high credit quality.

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group assesses the creditworthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered.

The following table summarizes customers with greater than 10% of the accounts receivable:

| | As of December 31, | |
	2021	2022
Customer A	19%	*

*   Less than 10%

(b)   Concentration of Customers and Suppliers

There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Group in any of the periods presented.

Suppliers contributed more than 10% of total purchases are as below:

| | Year ended December 31, | |
	2021	2022
Supplier A	25%	15%

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

4.   SHORT-TERM INVESTMENTS

	As of December 31,	
	2021	2022
	US$	US$
Time deposits	97,510	818,885
Equity securities with readily determinable fair value[2]	4,624	2,249
Wealth management products[1]	–	–
Total short-term investments	102,134	821,134

(1)   For the years ended December 31, 2021 and 2022, the Group's wealth management products mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased or revolving terms. For the years ended December 31, 2021 and 2022, the weighted average return of the wealth management products was 2.7% and 2.6%, respectively.

(2)   Starting from July 2021, the Group, from time to time, invested in ordinary shares of a listed company and disposed of portion of the investments. For the years ended December 31, 2021 and 2022, the Group recorded fair value losses on short-term equity investment of US$1,998 and US$2,056 in financial income, respectively, net in the consolidated statements of comprehensive loss. For the years ended December 31, 2021 and 2022, the Group recorded US$422 and nil upon disposal of portion of the investments in financial income, net in the consolidated statements of comprehensive loss, respectively. This investment is classified as equity securities with readily determinable fair values.

5.   ACCOUNTS RECEIVABLE, NET

	As of December 31,	
	2021	2022
	US$	US$
Accounts receivable, gross	34,345	13,955
Less: allowance for doubtful accounts	(1,644)	(1,783)
Total accounts receivable, net	32,701	12,172

The Group recorded the allowance for doubtful accounts of US$1,030 and US$288 for the years ended December 31, 2021 and 2022, respectively.

An aging analysis based on relevant invoice dates is as follows:

	As of December 31,	
	2021	2022
	US$	US$
0-3 months	29,962	7,033
3-6 months	1,279	1,754
6-12 months	1,444	3,031
Over 1 year	1,660	2,137
Total accounts receivable, gross	34,345	13,955

6. INVENTORIES, NET

Inventories consist of the following:

	As of December 31,	
	2021	2022
	US$	US$
Raw materials	55,845	44,225
Work in process	3,359	3,237
Finished goods	5,958	4,183
Low value consumables and spare parts	145	153
Less: inventory write-downs	(2,725)	(6,418)
Total inventories, net	62,582	45,380

The Group recorded inventory write-downs of US$1,806 and US$4,067 for the years ended December 31, 2021 and 2022, respectively.

7. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,	
	2021	2022
	US$	US$
Advance to suppliers	12,529	5,980
VAT recoverable[2]	621	810
Rental deposits	438	527
Receivables from third party payment platforms	175	299
Interest receivable	123	284
Prepayment for share repurchase[1]	10,355	–
Professional cost for Dual Primary Listing	3,049	–
Others	592	852
Total prepayments and other current assets	27,882	8,752
Rental deposits	1,818	1,179
Total other non-current assets	1,818	1,179

(1)   As of December 31, 2021, prepayment for share repurchase represented the advanced payment by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 15).

(2)   VAT recoverable represented the balances that the Group can utilize to deduct its VAT liabilities within the next 12 months.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:

	As of December 31,	
	2021	2022
	US$	US$
Cost:		
Leasehold improvements	3,092	3,389
Computers and electronic equipment	8,539	7,513
Office equipment	437	229
Software	612	726
Construction in progress	–	59
Total cost	12,680	11,916
Less: Accumulated depreciation and amortization	(5,875)	(8,089)
Total property, equipment and software, net	6,805	3,827

Depreciation expense was US$3,369, and US$3,443 for the years ended December 31, 2021 and 2022, respectively.

9. LONG-TERM INVESTMENT

	As of December 31,	
	2021	2022
	US$	US$
Investments in available-for-sale debt securities[1]	25,583	17,665
Investment in an equity security with readily determinable fair values	495	366
Total long-term investments	26,078	18,031

(1)   As of December 31, 2021 and 2022, the balance represents the Group's shareholding interests of several privately held companies.

9. LONG-TERM INVESTMENT *(Continued)*

In August 2021, the Group acquired shareholding interest of a privately held company with a cash consideration of RMB20,000 thousand (equivalent to US$3,092). In September 2021, the Group acquired shareholding interest of a privately held company with a cash consideration of RMB5,000 thousand (equivalent to US$774). In October 2021, the Group acquired shareholding interest of a privately held company with a cash consideration of RMB75,000 thousand (equivalent to US$11,713).

In December 2021, the Group acquired shareholding interest of a privately held company with total cash consideration of RMB30,640 thousand (equivalent to US$4,672). Prior to the investment, in September 2021, the Group provided a bridge loan to the privately held investee, with principal amount of RMB15,000 thousand (equivalent to US$2,313), which was due within one year. There was a warrant granted to the Group to purchase shares of the customer with pre-agreed valuation cap. This loan arrangement was entered into separately from regular sales business with the customer. In accordance with the bridge loan agreement, the loan was interest free, and the Group was entitled to rights of investments in the customer within certain pre-defined period prior to the loan due dates. In the fourth quarter of 2021, this bridge loan of RMB15,000 thousand (equivalent to US$2,302) was fully converted into an investment in the customer which also included the Group's additional cash consideration of RMB15,640 thousand (equivalent to US$2,459). There was a realized gain of RMB7,860 thousand (equivalent to US$1,218) recorded in financial income, net for the year ended December 31, 2021 due to the exercise of the warrant.

In November 2021, the Group acquired shareholding interest of two privately held companies with cash considerations of RMB3,000 thousand (equivalent to US$467) and RMB10,000 thousand (equivalent to US$1,571), respectively. In December 2021, the Group acquired a shareholding interest of a privately held company with a cash consideration of RMB7,139 thousand (equivalent to US$1,120). In March 2022, the Group acquired a shareholding interest in a privately held company with a cash consideration of RMB10,000 thousand (equivalent to US$1,575).

As the Group has the right to request each investee to redeem the Group's investments at the Group's investment cost plus interest if the investee fails to meet certain predetermined conditions, the redeemable shares of the investees purchased by the Group were classified as an available-for-sale debt investments and were measured at their respective fair values. For the years ended December 31, 2021 and 2022, the fair value changes of the Group's investments in these privately held companies were other comprehensive income of US$357 and other comprehensive loss of US$9,493, respectively.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

10. OPERATING LEASES

The Company has operating leases primarily for office and operation space. The Company's operating lease arrangements have remaining terms of one year to five years with no variable lease costs.

Operating lease costs were US$8,231 and US$6,626 for the years ended December 31, 2021 and 2022, respectively. The components of lease expenses were as follows:

	Year Ended December 31,	
	2021	2022
	US$	US$
Lease cost:		
Amortization of right-of-use assets	6,981	4,766
Interest of lease liabilities	749	692
Expenses for short-term lease within 12 months	501	1,168
Total lease cost	8,231	6,626

Supplemental cash flow information related to leases were as follows:

	Year Ended December 31,	
	2021	2022
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	7,920	5,554
Right-of-use assets obtained in exchange for operating lease liabilities	23,810	884

Supplemental consolidated balance sheet information related to leases were as follows:

	As of December 31,	
	2021	2022
Right-of-use assets	22,181	9,736
Operating lease liabilities-current	5,697	3,850
Operating lease liabilities-non-current	16,048	5,292
Total lease liabilities	21,745	9,142
Weighted-average remaining lease term		
Operating leases	3.81 years	2.73 years
Weighted-average discount rate		
Operating lease	4.75%	4.75%
	per annum	per annum

10. OPERATING LEASES *(Continued)*

Maturities of lease liabilities were as follows:

	As of December 31,	
	2021	2022
	US$	US$
2022	6,722	—
2023	6,652	4,200
2024	4,909	2,835
2025	4,888	2,675
2026	646	46
2027	5	4
Total undiscounted lease payments	23,822	9,760
Less: imputed interest	(2,077)	(618)
Total lease liabilities	21,745	9,142

11. ACCOUNTS PAYABLE

	As of December 31,	
	2021	2022
	US$	US$
Total accounts payable	12,212	9,595

An aging analysis based on relevant invoice dates as follows:

	As of December 31,	
	2021	2022
	US$	US$
0-3 months	11,493	8,594
3-6 months	209	206
6-12 months	215	615
Over 1 year	295	180
Total accounts payable	12,212	9,595

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

12. ACCRUALS AND OTHER LIABILITIES

The current and non-current portions of accruals and other liabilities consist of the following:

	As of December 31,	
	2021	2022
	US$	US$
Accruals and other current liabilities		
Salary and welfare payable	30,597	**16,850**
Cloud infrastructure and IT related services fee payables	3,110	**3,214**
Payment from depositary bank, current[2]	2,611	**3,113**
Professional service fee payables	5,558	**2,036**
Deposit payable	–	**1,436**
Advertising and promotion fee payables	4,172	**1,078**
Sales return allowances	709	**1,004**
Tax payables	1,796	**787**
Payables for share repurchase[3]	–	**716**
Membership fee to be refunded[1]	471	**388**
Product warranty	339	**213**
Others	1,484	**2,548**
Total accruals and other current liabilities	50,847	**33,383**
Other non-current liabilities		
Payment from depositary bank, non-current[2]	8,484	**7,004**
Total accruals and other liabilities	59,331	**40,387**

(1) Membership fee to be refunded presents the balances of refundable membership fee collected by the Group from its customers under the 2019 Membership Program (Note 2(q)).

(2) The Company received reimbursement payment of US$13,053 and US$1,926 from a depositary bank in April 2021 and June 2022, respectively. The amount was recorded ratably as other non-operating income over a five-year and 46 months arrangement period, respectively. For the years ended December 31, 2021 and 2022, the Company recorded US$1,958 and US$2,904 in other non-operating income in the consolidated statements of comprehensive loss, respectively.

(3) Payables for share repurchase represents the share repurchase consideration to be settled as of December 31, 2022 by the Group to a bank engaged by the Group for the Share Repurchase Program (Note 15). These payables were fully paid subsequently in January 2023.

13. DEFERRED REVENUE

	As of December 31,	
	2021	**2022**
	US$	**US$**
Deferred Revenue		
– Cloud-based connectivity and basic IoT services[1]	2,669	**1,375**
– Membership[2]	3,473	**672**
– SaaS[3]	3,971	**5,168**
Total deferred revenue	10,113	**7,215**

(1)   Deferred cloud-based connectivity and basic IoT services related revenue

Deferred cloud-based connectivity and basic IoT services related revenue represents the Group's provision of cloud-based connectivity obligation and basic IoT services to customers.

	Year Ended December 31,	
	2021	**2022**
	US$	**US$**
Beginning balances	2,058	**2,669**
Deferral of revenue	2,157	**872**
Recognition of deferred revenue	(1,546)	**(2,166)**
Ending balances	2,669	**1,375**

(2)   Deferred Revenue-Membership

Deferred Revenue-Membership represents the Group's remaining performance obligation performed over the period of time under its 2020 Membership Program (Note 2(q)).

	Year Ended December 31,	
	2021	**2022**
	US$	**US$**
Beginning balances	1,077	**3,473**
Deferral of revenue	9,259	**2,442**
Recognition of deferred revenue	(6,863)	**(5,243)**
Ending balances	3,473	**672**

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

13. DEFERRED REVENUE *(Continued)*

(3) **Deferred Revenue-SaaS**

Deferred Revenue-SaaS mainly represents the Group's remaining performance obligation in providing industry SaaS services over the period of time (Note 2(q)).

	Year Ended December 31,	
	2021	2022
	US$	US$
Beginning balances	1,040	3,971
Deferral of revenue	6,455	11,779
Recognition of deferred revenue	(3,524)	(10,582)
Ending balances	3,971	5,168

14. FINANCIAL INCOME, NET

	Year Ended December 31,	
	2021	2022
	US$	US$
Interest income and investment income, net[1]	8,119	20,731
Realized gain of bridge loan conversion to investment	1,218	–
Fair value change of short-term investments	(1,998)	(2,056)
Fair value change of long-term investments	(53)	(129)
Total financial income, net	7,286	18,546

(1) Interest income and investment income, net included interest income and investment income of US$8,045 and US$22,898, as well as investment gain from forward exchange contracts of US$74 and investment loss from forward exchange contracts of US$2,167, for the years ended December 31, 2021 and 2022, respectively.

15. ORDINARY SHARES

On August 28, 2014, the Company was incorporated as an exempted company with limited liability with authorized share capital of US$50 divided into 1,000,000,000 shares with par value US$0.00005 each. On August 28, 2014, the Company issued total 200,000,000 shares of ordinary shares with total cash consideration of US$10 to the Registered Shareholders. The Company issued total 21,980,000 ordinary shares for US$0.0797 per share, with cash proceed of RMB9,720 thousand (equivalent to US$1,577) from two investors and US$175 from the other investor (collectively, the "Angel Investors"), on August 28, 2014 and December 23, 2014, respectively.

The Company amended the numbers of its ordinary shares authorized as 934,711,640, 921,032,370, 827,969,950, 767,500,110 and 692,500,110 upon the issuance of Series A, Series A-1, Series B, Series C and Series D convertible preferred shares in December 2014, November 2016, August 2017, April 2018 and September 2019, respectively.

As of December 31, 2019 and 2020, the Company had in aggregate of 221,980,000 ordinary shares issued and outstanding, at a par value of US$0.00005.

15. ORDINARY SHARES *(Continued)*

As of December 31, 2019, proceeds of the subscription for ordinary shares of the Company in the amount of US$10 were remained outstanding, and was presented as subscription receivables from ordinary shareholders in equity, a contra-equity balance on the consolidated balance sheets as of December 31, 2019. In 2020, the ordinary shareholders fully paid the US$10 subscription for ordinary shares of the Company, and therefore, as of December 31, 2020, the balance subscription receivables from ordinary shareholders were nil.

In early February 2021, the Company issued total 16,026,282 shares of ordinary shares for US$12.48 per share, with total consideration of approximately US$200 million received from two investors at fair market price, including one holder of its Series D Preferred Shares.

On March 18, 2021, the Company completed its U.S. IPO of 43,590,000 American Depositary Shares ("ADSs"), each representing one Class A ordinary shares of the Company, at the price of US$21.00 per ADS. On April 20, 2021, the Company's underwriters exercised their over-allotment option to purchase additional 1,486,479 ADSs. The Company received approximately US$904.7 million of proceeds after deducting underwriting discounts commissions and other offering expense from its U.S. IPO and related over-allotment option arrangement.

Immediately prior to the completion of its U.S. IPO, the Company's authorized share capital was amended as US$50 divided into 1,000,000,000 ordinary shares, among which 600,000,000 authorized ordinary shares were reclassified and re-designated as Class A ordinary shares, 200,000,000 authorized ordinary shares were reclassified and re-designated as Class B ordinary shares, and remaining 200,000,000 authorized ordinary shares were reclassified and re-designated as undesignated shares on a one-for-one basis, of such class or classes (however designated) as the board of directors of the Company may determine in the future.

Immediately prior to the completion of its U.S. IPO, a total of 142,400,000 issued and outstanding ordinary shares were converted into Class B ordinary shares on a one-for-one basis. The remaining issued and outstanding ordinary shares and all the Series A, Series A-1, Series B, Series C and Series D Preferred Shares, which were originally classified as Mezzanine Equity, were converted into Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of the U.S. IPO (the "Dual Class Conversion"). In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights.

On September 13, 2021 and October 18, 2021, the Company issued 5,000,000 Class A ordinary shares at par to a depository bank reserved solely for the purpose of implementing the Group's Equity Incentive Plan, respectively. The Group accounted for these shares as issued but not outstanding and presented as treasury stocks in the consolidated balance sheets.

On December 23, 2021, 27,000,000 Class B ordinary Shares were converted to Class A ordinary Shares on one-for-one basis for Wang Xueji's personal investment planning. On December 28, 2021, 36,000,000 Class B ordinary Shares were converted to Class A ordinary Shares on one-for-one basis for Wang Xueji's personal investment planning.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

15. ORDINARY SHARES *(Continued)*

On July 4, 2022, the Company completed its Dual Primary Listing in Hong Kong Exchange ("Dual Primary Listing") of 7,300,000 Class A ordinary shares, at the price of US$2.46 per ordinary share.

On November 1, 2022, the Company amended the numbers of its Class A ordinary shares authorized from 600,000,000 to 800,000,000 at par value of US$0.00005 each. The Company further amended that in respect of matters requiring the votes of shareholders to one vote for each Class A ordinary share and 10 votes for each Class B ordinary share.

On August 30, 2021, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of ADSs each representing one Class A ordinary shares during a twelve-month period ended on August 30, 2022. On November 9, 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$50 million of ADSs each representing one Class A ordinary shares (The above mentioned share repurchase programs are collectively referred as the "Share Repurchase Program"). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. In the year ended December 31, 2022, the Company repurchased total 16,086,682 ADSs representing 16,086,682 of ordinary shares, total 2,726,767 ADSs representing 2,726,767 of ordinary shares and total 26,400 ordinary shares under the Share Repurchase Program at a weighted average price of US$3.44 per ADS, US$1.55 per ADS and US$1.71 per ordinary share, respectively. As of December 31, 2022, the remaining authorized amount under the Share Repurchase Program is US$46 million.

As of December 31, 2022, the Company's authorized share capital was amended as US$50 divided into 1,000,000,000 ordinary shares, among which 800,000,000 authorized Class A ordinary shares and 200,000,000 authorized Class B ordinary shares.

As of December 31, 2022, the Company had in aggregate of 499,146,560 Class A ordinary shares issued and 473,550,229 shares Class A outstanding, at a par value of US$0.00005. As of December 31, 2022, the Company had in aggregate of 79,400,000 Class B ordinary shares issued and outstanding, at a par value of US$0.00005.

15. ORDINARY SHARES *(Continued)*

The activities of the Group's Class A ordinary shares and Class B ordinary shares the year ended December 31, 2022 are summarized as below:

	Class A ordinary shares (US$0.00005 par value)		Class B ordinary shares (US$0.00005 par value)		Total of Class A ordinary shares and Class B ordinary shares (US$0.00005 par value)	
	Number of shares issued	Amount US$	Number of shares issued	Amount US$	Number of shares issued	Amount US$
Balance as of December 31, 2021	491,846,560	25	79,400,000	4	571,246,560	29
Issuance of ordinary shares upon the Dual Primary Listing at par value	7,300,000	–	–	–	7,300,000	–
Balance as of December 31, 2022	499,146,560	25	79,400,000	4	578,546,560	29

16. CONVERTIBLE PREFERRED SHARES

The Company issued total 65,288,360 shares (with par value of US$0.00005) of Series A convertible preferred shares (the "Series A Preferred Shares") for US$0.1378 per share with total cash consideration of US$8,500 from two investors and US$500 from one investor (totally, cash proceed of US$9,000 for Series A) on December 23, 2014 and March 31, 2015, respectively.

The Company issued total 13,679,270 shares (with par value of US$0.00005) of Series A-1 convertible preferred shares (the "Series A-1 Preferred Shares") for US$0.2193 per share from one investor with total cash proceed of US$3,000 on November 11, 2016.

The Company issued total 87,756,440 shares (with par value of US$0.00005) of Series B convertible preferred shares (the "Series B Preferred Shares") for US$0.3305 per share, with total consideration of US$25,000 from three investors and US$4,000 from two investors (totally cash proceed of US$29,000 for Series B) on August 15, 2017 and September 15, 2017, respectively.

The Company issued total 60,468,490 shares (with par value of US$0.00005) of Series C convertible preferred shares (the "Series C Preferred Shares") for US$1.9019 per share, with total cash consideration of US$59,457 from six investors and US$55,550 from three investors (totally cash proceed of US$115,007 for Series C) on April 16, 2018 and May 2, 2018, respectively.

The Company issued total 52,428,242 shares (with par value of US$0.00005) of Series D convertible preferred shares (the "Series D Preferred Shares") for US$3.4317 (the "Series D Issue Price") per share, with total cash consideration of US$174,918 from three investors and US$5,000 from one investor (totally, cash proceed of US$179,918 for Series D) on September 16, 2019 and November 1, 2019, respectively.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

16. CONVERTIBLE PREFERRED SHARES *(Continued)*

The issuance costs incurred for Series D Preferred Shares were US$1,938.

The above-mentioned Series A, Series A-1, Series B, Series C and Series D Preferred Shares are collectively referred as the "Preferred Shares". Series A, Series A-1, Series B, Series C Preferred Shares are collectively referred as the "Junior Preferred Shares".

On November 1, 2019, the Company repurchased 1,457,003 shares from the holder of Series A-1 Preferred Shares, who originally held total 13,679,270 shares of the Company, for US$2.5738 per share, with total cash consideration of US$3,750 while the original issuance price for Series A-1 Preferred Shares was US$0.2193 per share (the "Series A-1 Repurchase"). These repurchased Series A-1 Preferred Shares were then extinguished.

All of Preferred Shares were converted into Class A ordinary shares immediately upon the completion of the Company's U.S. IPO on March 18, 2021 (Note 15). Prior to their conversion, Preferred Shares were entitled to certain preference with respect to conversion, dividends and liquidation.

17. SHARE-BASED COMPENSATION

In December 2014, the board of directors of the Company adopted the Company's 2015 Equity Incentive Plan ("the 2015 Plan") and reserved 31,918,690 ordinary shares for issuance under the Plan to grant share-based awards, including restricted shares and share options, to its service providers, defined as the Company's global employees, directors and external consultants. In July 2020, the 2015 Plan was modified to allow the Company with the intentions of i) providing for the award of restricted stock units ("RSUs") under the Plan and ii) amending the exercise price of certain outstanding share options held by certain optionees located outside of the U.S. to purchase ordinary shares of the Company (the "Share Option Repricing"), and the number of ordinary shares reserved for the 2015 Plan was modified to 60,778,005 (adjusted in accordance with the Share Split). As of December 31, 2020, the Company had not granted any RSUs to anyone yet, neither had the Company entered any repricing agreement with the optionee under the 2015 Plan yet. As of December 31, 2020, the Company had not granted any restricted shares to anyone yet, except that the part of the ordinary shares issued to the Registered Shareholders with restricted conditions from December 2014 to 2018 was considered as shared based compensation, which was recorded as expenses before the periods presented and in the opening balance of accumulated losses of the Group.

Since adoption of the 2015 Plan, the Company granted options to its global employees, director and external consultants. All options granted have a contractual term of ten years from the grant date, and the vest over a period of four years of continuous service, 50% of the shares subject to the option shall vest on the second anniversary of the vesting commencement date, and the remaining of the shares subject to the option shall vest in equal annual installments over the following two years thereafter on the same day of the month as the vesting commencement date (and if there is no corresponding day, on the last day of the month), subject to the grantee continuing to be a service provider through each such date. The share options granted to PRC employee grantee shall become fully vested under the same service conditions and vesting schedule and, to the extent permissible under applicable law, exercisable upon the occurrence of a Change in Control (as defined in the 2015 Plan).

17. SHARE-BASED COMPENSATION *(Continued)*

The Company accounted for the share-based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respectively grant date.

In January 2021, the Company entered into agreements with certain optionees under the 2015 Plan to amend the exercise price of certain outstanding share options held by these optionees located outside of the U.S. to purchase ordinary shares of the Company. As a result of this share option repricing, the Company recorded incremental share-based compensation expense of US$1,646 in its consolidated financial statements for the year ended December 31, 2022, and estimated approximately US$0.96 million to be amortized over the remaining requisite service period for the optionees till year ended December 31, 2024.

On February 21, 2021, the 2015 Plan was amended to increase the number of ordinary shares available and reserved for issuance under the 2015 Plan to 76,778,005 ordinary shares, which was approved by the board of directors of the Company and the shareholders of the Company.

On February 25, 2021, the board of directors of the Company approved further amendment to the 2015 Plan, which provides that starting on January 1, 2022, on the first day of each fiscal year thereafter, the total number of shares available for issuance under the 2015 Plan was increased by an amount equal to the least of (i) 2% of the aggregate number of shares of all classes of ordinary shares of the Company's issued and outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the board of directors.

The Company granted 18,035,000, and 2,765,000 new share options with four-year requisite service period to its employees and non-employees for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, 59,961,539 and 56,274,213 options were outstanding under the 2015 Plan.

Staring from June 2021, the Company granted RSUs under the 2015 Plan. The Company granted 3,217,000 RSUs and 10,205,500 RSUs with four-year requisite service period to its employees and non-employees for year ended December 31, 2021 and 2022. As of December 31, 2021 and 2022, 3,050,000 RSUs and 11,638,750 RSUs were outstanding under the 2015 Plan.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

17. SHARE-BASED COMPENSATION *(Continued)*

Share Options

The following table sets forth the share options activity for the years ended December 31, 2021 and 2022:

	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value per share	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of December 31, 2020	48,740,000	0.33	1.05	7.02	591,879
Granted	18,035,000	0.24	12.55		
Exercised	(5,403,461)	0.14	0.68		
Forfeited	(1,410,000)	0.31	7.21		
Outstanding as of December 31, 2021	59,961,539	0.17	4.40	6.95	364,287
Granted	2,765,000	0.20	3.27		
Exercised	(4,502,326)	0.20	2.09		
Forfeited	(1,950,000)	0.47	7.69		
Outstanding as of December 31, 2022	**56,274,213**	**0.16**	**4.42**	**6.04**	**98,287**

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2021: US$374,760, December 31, 2022: US$107,484).

17. SHARE-BASED COMPENSATION *(Continued)*

Share Options *(Continued)*

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company's options grants were as follow:

	As of December 31,	
	2021	**2022**
Exercise price (US Dollar)	0.2~2.88	**0.2**
Exercise multiple	2.2~2.8	**2.2~2.8**
Risk-free interest rate	1.13%~1.79%	**1.92%~3.22%**
Expected term (in years)	10	**10**
Expected dividend yield	–	**–**
Expected volatility	50.40%~55.79%	**55.68%~55.78%**
Expected forfeiture rate (post-vesting)	2.96%~5.83%	**5.83%~7.70%**
Fair value of the underlying shares on the date of options grants (US Dollar)	6.25~20.91	**2.24~5.46**
Fair value of share option (US Dollar)	5.78~20.91	**2.05~5.27**

As of December 31, 2022, there were unrecognized share-based compensation expenses of US$127,887 related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 1.05 years, respectively.

Restricted Share Units:

The following table sets forth the service-based RSUs activity for the year ended December 31, 2021 and 2022:

	Number of shares	Weighted average grant date fair value per share
Outstanding as of December 31, 2020	–	–
Granted	3,217,000	8.95
Forfeited	(167,000)	11.80
Outstanding as of December 31, 2021	3,050,000	8.80
Granted	10,205,500	2.58
Vested	(346,000)	6.68
Forfeited	(1,270,750)	7.80
Outstanding as of December 31, 2022	**11,638,750**	**3.51**

As of December 31, 2021 and 2022, there were US$24,933 and US$33,197 of unrecognized share-based compensation expenses related to RSUs granted by the Company, which were expected to be recognized over a weighted-average vesting period of 3.66 years and 3.40 years, respectively.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

18. INCOME TAXES

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

PRC Enterprise Income Tax ("EIT")

On March 16, 2007, the National People's Congress of PRC enacted the Enterprise Income Tax Law (the "new CIT Law"), under which foreign invested enterprises ("FIEs") and domestic companies would be subject to enterprise income tax ("EIT") at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified "High and New Technology Enterprise" ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of six years from years ended December 31, 2018 to 2024, and renewed in 2022 with a valid period of three years from years ended December 31, 2022 to 2024. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% during each of the years the certificate is valid, to the extent it has taxable income under the EIT Law, and as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

18. INCOME TAXES *(Continued)*

PRC *(Continued)*

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located."

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2021 and 2022, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

United States

The Company's subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2021 and 2022.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

18. INCOME TAXES *(Continued)*

United States *(Continued)*

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax ("BEAT"), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act. The Company assessed the impact of Tax Act and concluded that it was not material to the Company.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

Composition of income tax expense

The components of loss before tax are as follow:

	Year Ended December 31,	
	2021	**2022**
	US$	**US$**
Loss before tax		
Loss from PRC entities	(150,478)	**(143,951)**
Loss from overseas entities	(24,456)	**(344)**
Total loss before tax	(174,934)	**(144,295)**

	Year Ended December 31,	
	2021	**2022**
	US$	**US$**
Current income tax expense	490	**1,880**
Deferred income tax	–	**–**
Total income tax expense	490	**1,880**

18. INCOME TAXES *(Continued)*

Composition of income tax expense *(Continued)*

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31,	
	2021	2022
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	(2.0%)	(0.3%)
Income tax on tax holiday[1]	(2.2%)	(6.0%)
Additional deduction for research and development expenditures	7.2%	8.5%
Share-based compensation	(8.4%)	(10.5%)
Permanent book-tax differences	6.2%	(1.4%)
Change in valuation allowance[2]	(26.0%)	(16.6%)
Effective tax rates	(0.2%)	(1.3%)

(1) The income tax on tax holidays represents the effect of preferential income tax rate that the WFOE qualified as an HNTE is entitled to enjoy the beneficial tax rate of 15%.

(2) Valuation allowance for the years ended December 31, 2021 and 2022 are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,	
	2021	2022
	US$	US$
Deferred tax assets		
Net accumulated losses-carry forward	76,944	103,231
Payroll liabilities	5,438	2,915
Inventory write-downs	402	691
Receivables allowances	171	42
Other deductible temporary difference	9	88
Less: valuation allowance	(82,964)	(106,967)
Total deferred tax assets	–	–

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

18. INCOME TAXES *(Continued)*

Deferred tax assets and deferred tax liabilities *(Continued)*

As of December 31, 2022, the Group had tax losses carry forwards of approximately US$544,528, which mainly arose from its subsidiaries established in the PRC. These tax losses carry forwards from PRC entities will expire during the period from 2023 to 2032 as follows:

At December 31, 2022	US$
2023	115
2024	238
2025	62,589
2026	111,126
2027	51,577
2028	33,544
2029	71,988
2030	39,414
2031	36,357
2032	107,533
Total tax losses carry forwards	514,481

Movement of valuation allowance

	As of December 31,	
	2021	**2022**
	US$	**US$**
Balance at beginning of the year	37,405	**82,964**
Changes of valuation allowance[1]	45,559	**24,003**
Balance at end of the year	82,964	**106,967**

(1)   Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group's entities' operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. As of December 31, 2021 and 2022, full valuation allowances on deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and other temporary tax difference generated by its unprofitable subsidiaries and the VIE.

19. BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the year ended December 31, 2021 and 2022 are calculated as follows:

	Year Ended December 31,	
	2021	**2022**
	US$	**US$**
Basic and diluted net loss per share calculation		
Numerator:		
Net loss attributable to Tuya Inc.'s ordinary shareholders, basic and diluted	(175,424)	**(146,175)**
Denominator:		
Weighted-average ordinary shares outstanding, basic and diluted	489,149,533	**553,527,529**
Net loss per share attributable to ordinary shareholders:		
Basic	(0.36)	**(0.26)**
Diluted	(0.36)	**(0.26)**

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	As of December 31,	
	2021	**2022**
Preferred Shares-weighted shares	–	**–**
Share option and RSU-weighted shares	61,989,697	**65,349,350**

20. COMMITMENTS AND CONTINGENCIES

(a) Capital and other commitments

There are no future minimum capital commitments as of December 31, 2021 and 2022.

(b) Operating lease commitment

The Group had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term, for which the Group elected not recognize any lease liability or right-of-use asset, therefore not yet reflected in the consolidated financial statements as of December 31, 2021 and 2022 were US$99 and US$33, respectively.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

20. COMMITMENTS AND CONTINGENCIES *(Continued)*

(c) Services purchase commitment

As of December 31, 2021, the Group's services purchase commitments were as follows:

	Total US$	Less Than 1 year US$	1-3 years US$	3-5 years US$
Purchase obligations (i)	31,771	6,146	15,000	10,625

As of December 31, 2022, the Group's services purchase commitments were as follows:

	Total US$	**Less Than 1 year US$**	**1-3 years US$**	**3-5 years US$**
Purchase obligations (i)	**24,604**	**6,479**	**15,000**	**3,125**

(i) Purchase obligations represent US$31,771 and US$24,604 of remaining non-cancellable contractual commitments as of December 31, 2021 and 2022, respectively, related to one of the Group's third-party cloud infrastructure agreements, under which the Group committed to spend an aggregate of at least US$37,500 between June 1, 2021 and May 31, 2026 with minimum purchase commitment. The Group had made payments totalling US$5,729 and US$15,774 under this agreement as of December 31, 2021 and 2022, respectively.

(d) Contingencies

On August 9, 2022, the Company and certain of its current and former officers and directors were named as defendants in a putative securities class action filed in the United States District Court for the Southern District of New York, alleging that certain material misstatements and/or omissions were made in the Company's March 2021 U.S. IPO registration statement. As of April 26, 2023, the case remained in its preliminary stage and the Group was unable to predict the outcome of the case, or reasonably estimate a range of possible loss, if any, given the current status of the case. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liability in this regard for the above action as of December 31, 2022 and April 26, 2023. Other than as disclosed above, as of December 31, 2021 and 2022 and April 26, 2023, the Group was not involved in any legal or administrative proceedings that the Group believes may have a material adverse impact on the Group's business, balance sheets or results of operations and cash flows.

21. RELATED PARTY TRANSACTIONS

The related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group
Wang Xueji and other four individuals	Registered Shareholders
Tencent Group (including Tencent Mobility Limited and Image Frame Investment (HK) Limited. After November 1, 2022, Tencent Group is a related party of the Company)	Principal shareholder of the Group

Details of amounts due from/to related parties as of December 31, 2021 and 2022 are as follows:

	As of December 31,	
	2021	**2022**
	US$	**US$**
Receivables from shareholders[1]	–	**–**
Prepaid cloud service fee to Tencent Group[2]	–	**97**
Cloud-related technical services fee due to Tencent Group[2]	669	**306**

(1) On December 30, 2020, the Company received the subscription amount for ordinary shares issued of US$10 from the Registered Shareholders. There was no related party transaction for the years ended December 31, 2021 and 2022.

(2) Tencent Cloud Computing (Beijing) Co., Ltd., under the control of Tencent Group, provided the Company with cloud services and other cloud-related technical services. From November 1, 2022 to December 31, 2022, the purchase of cloud service from Tencent Group amounted to US$262. There is no cloud-related technical services transaction from November 1, 2022 to December 31, 2022.

22. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through April 26, 2023, which is the date these consolidated financial statements are issued, with no material events or transactions needing recognition or disclosure found.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23.   STATUTORY RESERVES AND RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Group's entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's entities and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to US$283,655 and US$392,612 as of December 31, 2021 and 2022. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries and the VIE to satisfy any obligations of the Company.

For the year ended December 31, 2022, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2022 and the condensed financial information of the Company (referred to as the "Parent Company" below) are required to be presented.

23. STATUTORY RESERVES AND RESTRICTED NET ASSETS *(Continued)*

Condensed Financial Information of the Parent Company

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

Balance Sheet

	As of December 31,	
	2021	**2022**
	US$	**US$**
ASSETS		
Current assets:		
Cash and cash equivalents	15,833	**4,685**
Amounts due from subsidiaries	346,859	**318,017**
Prepayments and other current assets	13,345	**596**
Total current assets	376,037	**323,298**
Non-current assets:		
Investment in subsidiaries and VIE	753,005	**651,044**
Total non-current assets	753,005	**651,044**
Total assets	1,129,042	**974,342**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accruals and other current liabilities	6,897	**5,171**
Other non-current liabilities	8,484	**7,004**
Total liabilities	15,381	**12,175**

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. STATUTORY RESERVES AND RESTRICTED NET ASSETS *(Continued)*

Balance Sheet *(Continued)*

	As of December 31,	
	2021	2022
	US$	US$
Shareholders' equity:		
Ordinary shares (US$0.00005 par value; nil shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	–	–
Class A ordinary shares (US$0.00005 par value; 600,000,000 and 800,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 491,846,560 and 499,146,560 shares issued as of December 31, 2021 and 2022, respectively; 480,241,752 and 473,550,229 shares outstanding as of December 31, 2021 and 2022, respectively)	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 79,400,000 and 79,400,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	4	4
Treasury stock (US$0.00005 par value; 11,604,808 and 25,596,331 shares as of December 31, 2021 and 2022, respectively)	(46,930)	(86,438)
Additional paid-in capital	1,526,140	1,584,764
Accumulated other comprehensive income/(loss)	2,320	(22,115)
Accumulated deficit	(367,898)	(514,073)
Total shareholders' equity	1,113,661	962,167
Total liabilities and shareholders' equity	1,129,042	974,342

23. STATUTORY RESERVES AND RESTRICTED NET ASSETS *(Continued)*

Statement of Comprehensive Loss

	Year Ended December 31,	
	2021	**2022**
Operation expense		
General and administrative expenses	(2,927)	**(3,013)**
Share of loss of subsidiaries and VIE	(174,455)	**(146,417)**
Total operating expenses	(177,382)	**(149,430)**
Other non-operating income, net	1,958	**2,904**
Financial income, net	–	**197**
Foreign exchange gain	–	**154**
Loss before income tax expense	(175,424)	**(146,175)**
Net loss	(175,424)	**(146,175)**
Net loss attributable to ordinary shareholders	(175,424)	**(146,175)**
Net loss	(175,424)	**(146,175)**
Other comprehensive income/(loss)		
Foreign currency translation	1,482	**(14,942)**
Changes in fair value of long-term investments	357	**(9,493)**
Total comprehensive loss	(173,585)	**(170,610)**

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

23. STATUTORY RESERVES AND RESTRICTED NET ASSETS *(Continued)*

Statement of Cash Flows

	As of December 31,	
	2021	2022
Net cash generated from/(used in) operating activities	11,255	(1,408)
Advance to, and investment in subsidiaries	(1,037,244)	–
Proceeds from subsidiaries	–	28,842
Net cash (used in)/generated from investing activities	(1,037,244)	28,842
Proceeds from issuance of Class A ordinary shares upon U.S. IPO and related over-allotment option, net of cost of issuance	904,732	–
Payment for repurchase of ordinary shares	(64,000)	(48,678)
Proceeds from issuance of Class A ordinary shares upon the Dual Primary Listing, net of cost of issuance	–	9,057
Proceeds from issuance of ordinary shares prior to Initial Public Offering	200,000	–
Proceeds from exercise of share options	1,070	1,039
Net cash generated from/(used in) financing activities	1,041,802	(38,582)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	–	–
Net increase/(decrease) in cash and cash equivalents	15,813	(11,148)
Cash and cash equivalents at the beginning of the year	20	15,833
Cash and cash equivalents at the end of the year	15,833	4,685

24. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Year ended December 31,	
	2021	**2022**
	US$	**US$**
Fees	160	**233**
Basic salaries, housing fund, allowances and benefits in kind	660	**714**
Employer's contributions to a retirement benefit scheme	22	**26**
Share-based compensation	30,398	**34,534**
Total	31,240	**35,507**

The directors and senior management received emoluments from the Group for the year ended December 31, 2021 as follows:

Name	Fees US$	Basic salaries, housing fund, allowances and benefits in kind US$	Employer's contributions to a retirement benefit scheme US$	Share-based compensation US$	Total US$
Wang Xueji (Note (a))	–	132	5	17,395	17,532
Chen Liaohan (Note (b))	–	111	5	–	116
Zhou Ruixin (Note (c))	–	110	5	–	115
Yang Yi (Note (d))	–	133	5	7,580	7,718
Liu Yao (Note (e))	–	174	2	5,072	5,248
Jeffrey Robert Immelt (Note (f))	–	–	–	351	351
Scott David Sandell (Note (g))	40	–	–	–	40
Carmen I-Hua Chang (Note (h))	40	–	–	–	40
Gao Qing (Note (i))	40	–	–	–	40
Hong Jing (Note (j))	40	–	–	–	40
Total	160	660	22	30,398	31,240

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

24. DIRECTORS' REMUNERATION *(Continued)*

The directors and senior management received emoluments from the Group for the year ended December 31, 2022 as follows:

Name	Fees US$	Basic salaries, housing fund, allowances and benefits in kind US$	Employer's contributions to a retirement benefit scheme US$	Share-based compensation US$	Total US$
Wang Xueji (Note (a))	–	146	6	18,977	19,129
Chen Liaohan (Note (b))	–	138	6	–	144
Zhou Ruixin (Note (c))	–	135	6	–	141
Yang Yi (Note (d))	–	146	6	7,424	7,576
Liu Yao (Note (e))	–	149	2	7,859	8,010
Jeffrey Robert Immelt (Note (f))	–	–	–	146	146
Scott David Sandell (Note (g))	23	–	–	–	23
Carmen I-Hua Chang (Note (h))	23	–	–	–	23
Gao Qing (Note (i))	25	–	–	–	25
Hong Jing (Note (j))	50	–	–	–	50
Huang Sidney Xuande (Note (k))	37	–	–	128	165
Qiu Changheng (Note (l))	25	–	–	–	25
Kuok Meng Xiong (Note (m))	25	–	–	–	25
Yip Pak Tung Jason (Note (n))	25	–	–	–	25
Total	**233**	**714**	**26**	**34,534**	**35,507**

Notes:

(a)   Mr. Wang Xueji founded Tuya in 2014 and currently serves as a director and chief executive officer.

(b)   Chen Liaohan co-founded Tuya in 2014 and currently serves as a director and president.

(c)   Zhou Ruixin co-founded Tuya in 2014 and has served as a chief technology officer since June 2014.

(d)   Yang Yi co-founded Tuya in 2014 and has served as a chief operation officer since May 2015.

(e)   Liu Yao has served as a senior vice president and chief financial officer since May 2019.

(f)   Jeffrey Robert Immelt has served as a director between March 2021 and June 2022.

(g)   Scott David Sandell served as a director between December 2014 and August 2017 and has been re-appointed as a director between April 2018 and June 2022.

(h)   Carmen I-Hua Chang has served as a director between December 2014 and June 2022.

(i)   Gao Qing has served as an observer on our Board of Directors since August 2017 and as a director between March 2021 and July 2022.

24. DIRECTORS' REMUNERATION *(Continued)*

Notes: (Continued)

(j)   Hong Jing has served as a director since March 2021.

(k)   Huang Sidney Xuande has served as an independent non-executive director since July 2022.

(l)   Qiu Changheng has served as an independent non-executive director since July 2022.

(m)   Kuok Meng Xiong has served as an independent non-executive director since July 2022.

(n)   Yip Pak Tung Jason has served as an independent non-executive director since July 2022.

There are no loans, quasi-loans and other dealing arrangements in favour of the directors, or controlled body corporates and connected entities of such directors during the years ended December 31, 2021 and 2022.

Save for contracts amongst group companies and the transactions disclosed above, no significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director of the Company had material interest, whether directly or indirectly, subsisted at the end of the years or at any time during the years ended December 31, 2021 and 2022.

25. FIVE HIGHEST-PAID EMPLOYEES

The five highest-paid employees for the years ended December 31, 2021 and 2022 included the following number of directors and non-directors:

| | For the Year Ended December 31, | |
	2021	2022
Directors	3	3
Non-directors	2	2
Total	5	5

Details of the remuneration for the years ended December 31, 2021 and 2022 of the five highest-paid employees who are non-directors (the "Non-director Individuals") were as follows:

| | For the Year Ended December 31, | |
	2021	2022
Basic salaries, housing fund, allowances and benefits in kind	252	267
Employer's contributions to a retirement benefit scheme	10	12
Share-based compensation	6,826	6,720
Total	7,088	6,999

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

25. FIVE HIGHEST-PAID EMPLOYEES *(Continued)*

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the Year Ended December 31,	
	2021	2022
HK$500,001 to HK$1,000,000	–	–
HK$I,000,001 to HK$1,500,000	–	–
HK$1,500,001 to HK$2,000,000	–	–
HK$2,000,001 to HK$2,500,000	–	–
HK$2,500,001 to HK$3,000,000	–	–
HK$3,000,001 to HK$3,500,000	–	–
HK$3,500,001 to HK$4,000,000	–	–
HK$4,000,001 to HK$4,500,000	–	–
HK$4,500,001 to HK$5,000,000	–	–
HK$5,000,001 to HK$5,500,000	–	–
HK$5,500,001 to HK$6,000,000	–	–
HK$6,000,001 to HK$6,500,000	–	1
HK$6,500,001 to HK$7,000,000	–	–
HK$7,000,001 to HK$7,500,000	1	–
HK$8,500,001 to HK$9,000,000	–	–
HK$11,000,001 to HK$11,500,000	–	–
HK$24,000,001 to HK$24,500,000	–	–
HK$25,000,001 to HK$25,500,000	–	–
HK$25,500,001 to HK$26,000,000	–	–
HK$35,500,001 to HK$36,000,000	–	–
HK$47,500,001 to HK$48,000,000	1	–
HK$48,000,001 to HK$48,500,000	–	1
Total	2	2

During the years ended December 31, 2021 and 2022, no remuneration was paid by the Group to any Directors or Non-director Individuals for loss of the office, and no inducement was paid to any Non-director Individuals to join or upon joining the Group.

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRSs"). The effects of material differences between the Financial Information of the Group prepared under U.S. GAAP and IFRSs are as follows:

				As of December 31, 2021				
Consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$ Classification and measurement of preferred shares (Note(a))	US$ Listing expenses (Note(b))	US$ Operating leases (Note(c))	US$ Share-based compensation (Note(d))	US$ Expected credit loss (Note(e))	US$ Long-term investments (Note(f))	US$
Operating lease right-of-use assets, net	22,181	-	-	(263)	-	-	-	21,918
Accounts receivable, net	32,701	-	-	-	-	(632)	-	32,069
Notes receivable	1,393	-	-	-	-	(49)	-	1,344
Prepayments and other current assets	27,882	-	(2,148)	-	-	(23)	-	25,711
Other non-current assets	1,818	-	-	-	-	(24)	-	1,794
Long-term investments	26,078	-	-	-	-	-	(25,583)	495
Financial assets at fair value through profit or loss	-	-	-	-	-	-	25,583	25,583
Total assets	1,248,150	-	(2,148)	(263)	-	(728)	-	1,245,011
Financial liabilities at fair value through profit or loss	-	-	-	-	-	-	-	-
Total liabilities	134,489	-	-	-	-	-	-	134,489
Accumulated deficit	(367,898)	(5,513,140)	(5,304)	(263)	(38,815)	(728)	357	(5,925,791)
Accumulated other comprehensive income/(loss)	2,320	-	-	-	-	-	(357)	1,963
Additional paid-in capital	1,526,140	5,513,140	3,156	-	38,815	-	-	7,081,251
Total shareholder's equity	1,113,661	-	(2,148)	(263)	-	(728)	-	1,110,522

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

As of December 31, 2022

Consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$ Classification and measurement of preferred shares (Note(a))	US$ Listing expenses (Note(b))	US$ Operating leases (Note(c))	US$ Share-based compensation (Note(d))	US$ Expected credit loss (Note(e))	US$ Long-term investments (Note(f))	US$
Operating lease right-of-use assets, net	9,736	-	-	(285)	-	-	-	9,451
Accounts receivable, net	12,172	-	-	-	-	(382)	-	11,790
Notes receivable	2,767	-	-	-	-	(47)	-	2,720
Prepayments and other current assets	8,752	-	-	-	-	(17)	-	8,735
Other non-current assets	1,179	-	-	-	-	(14)	-	1,165
Long-term investments	18,031	-	-	-	-	-	(17,665)	366
Financial assets at fair value through profit or loss	-	-	-	-	-	-	17,665	17,665
Total assets	**1,056,139**	**-**	**-**	**(285)**	**-**	**(460)**	**-**	**1,055,394**
Financial liabilities at fair value through profit or loss	-	-	-	-	-	-	-	-
Total liabilities	**93,972**	**-**	**-**	**-**	**-**	**-**	**-**	**93,972**
Accumulated deficit	(514,073)	(5,513,140)	(9,177)	(285)	(31,738)	(460)	(9,136)	(6,078,009)
Accumulated other comprehensive loss	(22,115)	-	-	-	-	-	9,136	(12,979)
Additional paid-in capital	1,584,764	5,513,140	9,177	-	31,738	-	-	7,138,819
Total shareholder's equity	**962,167**	**-**	**-**	**(285)**	**-**	**(460)**	**-**	**961,422**

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

Consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$ Classification and measurement of preferred shares (Note(a))	US$ Listing expenses (Note(b))	US$ Operating leases (Note(c))	US$ Share-based compensation (Note(d))	US$ Expected credit loss (Note(e))	US$ Long-term investments (Note(f))	US$
Research and development expenses	(174,289)	–	–	394	(7,222)	–	–	(181,117)
Sales and marketing expenses	(75,384)	–	–	147	(3,542)	–	–	(78,779)
General and administrative expenses	(71,589)	–	(5,145)	30	(22,559)	(426)	–	(99,689)
Other non-operating incomes, net	1,958	–	–	96	–	–	–	2,054
Other losses-net	–	(2,950,675)	–	–	–	–	–	(2,950,675)
Financial income/(loss), net	7,286	–	–	(750)	–	–	357	6,893
Net loss	(175,424)	(2,950,675)	(5,145)	(83)	(33,323)	(426)	357	(3,164,719)
Other comprehensive income/(loss)	1,839	343	–	–	–	–	(357)	1,825
Net comprehensive loss	(173,585)	(2,950,332)	(5,145)	(83)	(33,323)	(426)	–	(3,162,894)

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

Consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$ Classification and measurement of preferred shares (Note(a))	US$ Listing expenses (Note(b))	US$ Operating leases (Note(c))	US$ Share-based compensation (Note(d))	US$ Expected credit loss (Note(e))	US$ Long-term investments (Note(f))	US$
Research and development expenses	(144,942)	-	-	178	7,304	-	-	(137,460)
Sales and marketing expenses	(55,662)	-	-	107	4,357	-	-	(51,198)
General and administrative expenses	(67,513)	-	(3,873)	17	(4,584)	268	-	(75,685)
Other non-operating incomes, net	2,904	-	-	368	-	-	-	3,272
Other losses-net	-	-	-	-	-	-	-	-
Financial income/(loss), net	18,546	-	-	(692)	-	-	(9,493)	8,361
Net loss	(146,175)	-	(3,873)	(22)	7,077	268	(9,493)	(152,218)
Other comprehensive (loss)/income	(24,435)	-	-	-	-	-	9,493	(14,942)
Net comprehensive loss	(170,610)	-	(3,873)	(22)	7,077	268	-	(167,160)

(a) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The Preferred Shares are recorded initially at fair value, net of issuance costs, and carried at the amount recorded at inception and no subsequent changes are needed.

Under IFRSs, the preferred shares, represent a financial liability with embedded features. The preferred shares are measured at fair value and designated as of fair value through profit or loss with issuance costs recorded in general and administrative expenses. The issuance costs are recorded in profit or loss. The amount of change in the fair value of the financial liability that is attributable to changes in the Company's own credit risk shall be presented in other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in profit or loss.

Accordingly, the reconciliation includes a fair value loss difference of US$2,950,675 and nil, recognized in net loss attributable to the Company, a difference from change of the Company's own credit risk of US$343 and nil in other comprehensive income/(loss) in the consolidated statements of comprehensive loss for each of the years ended December 31, 2021 and 2022 respectively.

All the preferred shares of the Company were converted into ordinary shares upon the completion of U.S. IPO in March 2021. Consequently, there was no such reconciliation item in classification and measurement of preferred shares between U.S. GAAP and IFRSs subsequently.

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(b) Listing expenses

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("listing expenses") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive loss of US$2,997 for the years ended December 31, 2021 and a difference in additional paid-in capital of US$3,156 as of December 31, 2021, in relation to the listing expenses incurred during the initial public offering and listing of the Company's ADSs in the United States in March 2021. The reconciliation also includes an expense recognition difference in the consolidated statements of comprehensive loss of US$2,148 and US$3,873 for the year ended December 31, 2021 and 2022 and a total shareholder equity of US$2,148 and nil in the consolidated balance sheet as of December 31, 2021 and 2022 in relation to the listing expenses of the Hong Kong Dual Primary Listing in 2022.

(c) Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRSs which generally yields a "front-loaded" expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the consolidated statements of comprehensive loss of US$83, US$22 for each of the years ended December 31, 2021 and 2022, respectively. The reconciliation also includes a difference in total shareholders' equity of US$263 and US$285 as of December 31, 2021 and 2022 respectively.

(d) Share-based compensation

The Group granted Share Options and Restricted Shares Units with service condition to employees and consultants who rendered services that are similar to those rendered by employees, and the share-based compensation expenses were recognized over the vesting period using straight-line method with election of no estimation of expected forfeitures under U.S. GAAP. While under IFRSs, the graded vesting method with forfeitures estimation must be applied. Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive loss of US$33,323 and a reverse of expense recognition difference in the consolidated statements of comprehensive loss of US$7,077 for the years ended December 31, 2021 and 2022, respectively.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(e) Expected credit loss

Under current U.S. GAAP, a number of impairment models exist for various types of financial instruments not measured at fair value through net income. These models recognize impairments when losses have been incurred, as opposed to expected in the future. For loans, the overriding concept in U.S. GAAP is that impairment losses should be recognized when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the financial statements. Losses are not to be recognized before it is probable that they have been incurred, even though it may be probable or expected based on past experience that losses will be incurred in the future. For trade receivables, most entities use reserving matrices in which historical loss percentages are applied to the respective aging categories. Those historical loss percentages typically are not adjusted for future expectations. Receivables that are either current or not yet due do not generally have a reserve. For available for sale securities, entities generally record an impairment loss when the decline in fair value is "other than temporary."

IFRS 9 introduced an expected loss model for financial assets. While certain simplifications exist for trade receivables, notes receivables and other current assets, the general model applies to assets at amortized cost and FVOCI. Unlike current U.S. GAAP, the model is forward looking and incorporates historical information, current information, and reasonable and supportable forecasts of future conditions. The model contains three stages for measuring impairment losses based on the changes in credit quality of the instrument since inception. Stage 1 includes financial instruments that have not had a significant increase in credit risk (SICR) since initial recognition or that have low credit risk at the reporting date. For these assets, an entity will typically record a 12-month Expected Credit Losses (ECL). It is not the expected cash shortfalls over the 12-month period, but the entire credit loss on an asset weighted by the probability that the loss will occur in the next 12 months. Stage 2 includes financial instruments that have had a SICR since initial recognition. For these assets, lifetime ECL is recognized, but interest revenue is still recognized on the gross carrying amount of the asset. Stage 3 includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime ECL is recognised and interest revenue is calculated on the net carrying amount. An entity is required to continually assess whether a SICR has occurred. The Group expects that there is no significant credit risk associated with other financial assets, such as cash and cash equivalents and time deposits, since they are substantially deposited at state owned banks and other medium or large-sized listed banks.

Accordingly, the reconciliation includes an expense recognized in the consolidated statements of comprehensive loss of US$426 and a reverse of expense recognized in the consolidated statements of comprehensive loss of US$268 for each of the years ended December 31, 2021 and 2022, respectively. The reconciliation also includes a decrease in assets of US$728 and US$460 as of December 31, 2021 and 2022 respectively.

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(Continued)*

(f) Long-term Investments

The Group made a series of long-term investments in privately held companies (the "Investees") for the years ended December 31, 2021 and 2022. From the Group's perspective, for those investments on which the Group has no significant influence, since those investments could not meet the definition of the equity instrument, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the "SPPI") test, thus under IFRSs they should be classified as financial assets measured at fair value through profit or loss; For remaining investments on which the Group has significant influence, since the Group has some special preferential rights over the equity investments, such as redemption rights, anti-dilution rights and etc., and distinguish the risks and rights of the Group from other ordinary shareholders, thus under IFRSs, the long-term investments are also classified as financial assets measured at fair value through profit or loss. However, under U.S. GAAP, all forementioned investments were classified as available-for-sale debt investments and were measured at fair value through other comprehensive income.

Accordingly, the reconciliation includes a reclassification between long-term investments and financial assets at fair value through profit or loss of US$25,583 and US$17,665 as of December 31, 2021 and 2022, respectively. For the years ended December 31, 2021 and 2022, the fair value changes of the Group's investments in these privately held companies were in gain of US$357 and in loss of US$9,493, respectively.

Definitions

In this annual report, the following expressions have the meanings set out below unless the context requires otherwise.

"2015 Equity Incentive Plan"	the equity incentive plan the Company adopted on December 23, 2014, as amended from time to time
"ADS(s)"	American Depositary Shares, each representing one Class A Ordinary Share
"Article 6"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"Articles" or "Articles of Association"	the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders on November 1, 2022 and effective on November 1, 2022
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"China" or "PRC"	the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Shares"	class A ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Shares"	class B ordinary shares of the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is currently entitled to fifteen votes per Share (and will be entitled to ten votes per Share after amendment of the Articles in the Post-Listing GM) on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Cloud Services and Technical Services Framework Agreement"	has the meaning ascribed to it in the section headed "Partially-Exempt Continuing Connected Transactions under Cloud Services and Technical Services Framework Agreement" in this annual report
"Company" or "our"	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014
"Compensation Committee"	the compensation committee of the Board

"Consolidated Affiliated Entity(ies)"	entities the Group control wholly or partly through the Contractual Arrangements, namely Hangzhou Tuya Technology and its subsidiaries (if any)
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between Tuya Information, the Consolidated Affiliated Entity and the Registered Shareholders (as applicable) on December 23, 2014, first amended and restated on August 23, 2019 (as applicable), and further amended and restated on January 19, 2022
"Controlling Shareholder"	has the meaning ascribed to it under the Listing Rules
"Corporate Governance Code"	The Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"Cube"	has the meaning ascribed to it in the section headed "Business Review" in this annual report
"date of this annual report"	has the meaning ascribed to it in the section headed "Safe Harbor Statement" in this annual report
"Depositary"	The Bank of New York Mellon, the depositary of our ADSs
"Designee"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"Director(s)"	the director(s) of the Company
"EDI Business"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"EDI License"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"Employees Written Guidelines"	has the meaning ascribed to it in the section headed "Compliance with The Model Code for Securities Transactions by Directors" in this annual report
"ESG Report"	has the meaning ascribed to it in the section headed "Key Relationship With Stakeholders" in this annual report
"Equity Interest Pledge Agreements"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report

Definitions

"Exclusive Business Cooperation Agreement"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"Exclusive Option Agreements"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"FITE Regulations"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"GAAP"	generally accepted accounting principles
"Global Offering"	the Hong Kong Public Offering and the International Offering as defined in the Prospectus
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of the Company at the relevant time
"Hangzhou Tuya Technology"	Hangzhou Tuya Technology Co., Ltd.* (杭州塗鴉科技有限公司), a limited liability company established under the laws of the PRC on June 16, 2014 and a Consolidated Affiliated Entity
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	April 9, 2023, being the latest practicable date prior to the bulk printing and publication of this annual report
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	July 5, 2022, the date on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were to be first permitted to take place on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Memorandum"	the ninth amended and restated memorandum of association of the Company adopted by a special resolution of the Shareholders on November 1, 2022 and effective on November 1, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules
"Mr. Chen"	Mr. Chen Liaohan (陳燎罕), the founder, an executive Director, co-chairman of the Board, president of the Company, and one of our Controlling Shareholders
"Mr. Wang"	Mr. Wang Xueji (王學集), the founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of our Controlling Shareholders
"Mr. Wang's Family Trust"	a trust established on February 1, 2021 by Mr. Wang, as the settlor with TMF (Cayman) Ltd. as the trustee and Mr. Wang and Tuya Group Inc. being the beneficiaries
Mr. Yang	Mr. Yang Yi (楊懿), our co-founder, an executive Director and chief operation officer of our Company
"Mr. Zhou"	Mr. Zhou Ruixin (周瑞鑫), our co-founder, chief technology officer of our Company, and one of our Controlling Shareholders
"Negative List (2021)"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"Nomination Committee"	the nomination committee of the Board
"NYSE"	the New York Stock Exchange
"OEMs"	original equipment manufacturers
"PaaS"	has the meaning ascribed to it in the section headed "Financial Highlights for the Year Ended December 31, 2022" in this annual report
"Plan Limit"	has the meaning ascribed to it in the section headed "The 2015 Equity Incentive Plan" in this annual report
"Post-Listing GM"	the first general meeting of the Company to be convened within six months from the Listing Date, in which shareholders' approval will be sought to amend the Articles, details of which are described in the section headed "Waivers and Exemptions – Requirements Relating to the Articles of Association of the Company" in the Prospectus

Definitions

"Powers of Attorney"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"Prospectus"	the prospectus of the Company dated June 22, 2022
"Registered Shareholders"	the registered shareholders of our Consolidated Affiliated Entity, namely, Mr. Wang, Mr. Chen, Mr. Zhou, Mr. LIN Yaona and Mr. CHEN Peihong
"Regulatory Requirements"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"Relevant Period"	the period commencing from the Listing Date to December 31, 2022
"Reporting Period"	the year ended December 31, 2022
"Reserved Matters"	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Articles of Association, being: (i) any amendment to the Memorandum or Articles, (ii) the variation of the rights attached to any class of shares, (iii) the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi, the lawful currency of China
"RSU(s)"	restricted stock unit(s) covering a number of Class A Ordinary Shares that may be settled in cash, by issuance of those Class A Ordinary Shares at a date in the future, or by a combination of cash and Class A Ordinary Shares that is granted pursuant to the 2015 Equity Incentive Plan
"SaaS"	has the meaning ascribed to it in the section headed "Financial Highlights for the Year Ended December 31, 2022" in this annual report
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shareholder(s)"	holder(s) of the Share(s)
"Shares"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"SP License"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report

"Spousal Consent Letter(s)"	has the meaning ascribed to it in the section headed "Non-Exempted Continuing Connected Transactions under Contractual Arrangements" in this annual report
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it in the Listing Rules
"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (stock code: 700), was incorporated in the Cayman Islands with limited liability and is current listed on the Hong Kong Stock Exchange and together with its subsidiaries, the "**Tencent Group**"
"Tencent Cloud"	Tencent Cloud Computing (Beijing) Company Limited (騰訊雲計算(北京)有限責任公司)
"Tenet Global"	Tenet Global Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 31, 2020, which is wholly owned by Tenet Smart and ultimately controlled by Mr. Wang
"Tenet Group"	Tenet Group Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 8, 2021, which is wholly owned by Tenet Global and ultimately controlled by Mr. Wang
"Tenet Smart"	Tenet Smart Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on January 20, 2021, which is wholly owned by TMF (Cayman) Ltd., being a limited liability company incorporated in the Cayman Islands on September 30, 1994, the trustee of Mr. Wang's Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.
"Tenet Vision"	Tenet Vision Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 16, 2021, which is wholly owned by Tenet Global and ultimately controlled by Mr. Wang
"Tuya Group Inc."	Tuya Group Inc., one of our Controlling Shareholders, a business company with limited liability incorporated under the laws of BVI on August 20, 2014, which is wholly owned by Mr. Wang

Definitions

"Unileo"	Unileo Limited, one of our Controlling Shareholders, a limited liability company incorporated under the laws of BVI on December 23, 2020, which is wholly owned by Mr. Chen
"U.S. GAAP"	generally accepted accounting principles in the United States of America
"VAS"	value-added services
"VAT"	value-added tax
"weighted voting right" or "WVR"	has the meaning ascribed to it in the Listing Rules
"WFOE" or "Tuya Information"	Hangzhou Tuya Information Technology Co., Ltd.* (杭州塗鴉信息技術有限公司), a limited liability company established under the laws of the PRC on December 5, 2014 and a subsidiary of our Company
"WVR Beneficiaries", each a "WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Wang and Mr. Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	per cent

* For identification purposes only